                                            As Filed Pursuant to Rule 424(b)(3)
                                            Registration No.  333-35671

                         PACIFIC GREYSTONE CORPORATION
                       6767 FOREST LAWN DRIVE, SUITE 300
                         LOS ANGELES, CALIFORNIA 90068

                                          SEPTEMBER 30, 1997

DEAR PACIFIC GREYSTONE STOCKHOLDER:

     You are cordially invited to attend a Special Meeting of Stockholders of Pacific Greystone Corporation which will be held on October 31, 1997 at 10:00 A.M., local time, at 6767 Forest Lawn Drive, Suite 300, Los Angeles, California.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to adopt the Plan and Agreement of Merger, dated as of June 10, 1997, between Lennar Corporation and Pacific Greystone, and approve the merger of Lennar with Greystone.

     Pacific Greystone, since its inception in 1991, has sought to expand its operations through selective acquisitions and other business combinations and by commencing start-up projects in new and existing markets. Its goal has been to become larger and more diversified. The Board of Directors of Pacific Greystone believes that the proposed Merger fulfills Pacific Greystone's strategic objectives of becoming a larger, more geographically diversified and strongly capitalized homebuilder in a shorter period of time and with less risk than it could on its own.

     The proposed Merger is described in the enclosed Joint Proxy
Statement/Prospectus and its annexes. Please read all of these materials carefully.

     THE BOARD OF DIRECTORS OF PACIFIC GREYSTONE HAS DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF PACIFIC GREYSTONE AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER. THE BOARD OF DIRECTORS OF PACIFIC GREYSTONE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

     Because of the significance of these matters to Pacific Greystone, your participation in the Special Meeting, in person or by proxy, is especially important. We hope you will be able to attend the meeting. However, whether or not you anticipate attending in person, we urge you to complete, sign and return the enclosed proxy card promptly to ensure that your shares will be represented at the Special Meeting. If you attend the Special Meeting, you will, of course, be entitled to vote in person.

     Thank you very much for your continued interest and support. We look forward to seeing you at the Special Meeting.

                                          Sincerely,

                                          JACK R. HARTER
                                          Chairman, President and
                                          Chief Executive Officer

                         PACIFIC GREYSTONE CORPORATION
                       6767 FOREST LAWN DRIVE, SUITE 300
                         LOS ANGELES, CALIFORNIA 90068

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 31, 1997

                            ------------------------

Dear Stockholders:

     NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders of Pacific Greystone Corporation ("Greystone") will be held at 10:00 A.M., local time, on October 31, 1997, at 6767 Forest Lawn Drive, Suite 300, Los Angeles, California 90068-1027, for the following purposes:

          1. To consider and vote upon a proposal to adopt the Plan and Agreement of Merger, dated as of June 10, 1997, between Greystone and Lennar Corporation, and approve the Merger of Lennar Corporation with Greystone; and

          2. Such other matters as may properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

     The meeting may be postponed or adjourned from time to time. Only stockholders of record at the close of business on September 9, 1997 will be entitled to notice of or to vote at the Special Meeting or any adjournment or postponement of that meeting.

     Enclosed is a Joint Proxy Statement/Prospectus describing the matters to be voted upon at the Special Meeting. Please read it carefully and then sign, complete and return your Proxy as promptly as possible. If you receive more than one Proxy because your shares are registered in different names or addresses, each Proxy should be signed and returned to assure that all your shares will be voted.

                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          ROBERT W. GARCIN,
                                          SECRETARY

September 30, 1997

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY. AN ABSTENTION OR FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND THE MERGER.

                        JOINT PROXY STATEMENT/PROSPECTUS

                     PROXY STATEMENT OF LENNAR CORPORATION
                       AND PACIFIC GREYSTONE CORPORATION
                   REGARDING SPECIAL MEETINGS OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 31, 1997

                  PROSPECTUS OF PACIFIC GREYSTONE CORPORATION
                REGARDING 26,097,675 SHARES OF COMMON STOCK AND
                    9,966,631 SHARES OF CLASS B COMMON STOCK

     This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Lennar Corporation, a Delaware corporation ("Lennar"), and the stockholders of Pacific Greystone Corporation, a Delaware corporation ("Greystone"), for use at special meetings of the stockholders of Lennar (the "Lennar Special Meeting") and of the stockholders of Greystone (the "Greystone Special Meeting" and together with the Lennar Special Meeting, the "Special Meetings"), at which stockholders of each corporation will be asked to vote on a proposal to adopt a Plan and Agreement of Merger, dated as of June 10, 1997, between Lennar and Greystone (the "Merger Agreement"), and to approve the merger (the "Merger") of Lennar with Greystone (the "Surviving Corporation") which is the subject of the Merger Agreement.

     Leonard Miller, Lennar's Chairman of the Board, who owns, through family partnerships, 99.6% of Lennar's Class B common stock, $.10 par value per share, ("Lennar Class B Stock") which entitles him to 79% of the votes which may be cast with regard to the Merger, has agreed to vote all of his Lennar Class B Stock in favor of adopting the Merger Agreement and approving the Merger. Therefore, if there is a quorum present at the Lennar Special Meeting, the proposal regarding the Merger will be approved even if no other Lennar Stockholders vote in favor of it. Warburg, Pincus Investors, L.P. ("Warburg"), which owns 8,411,854 shares (approximately 56%) of Greystone's Common Stock, has agreed, subject to certain conditions, to vote at least 50% of the outstanding Greystone common stock, $.01 par value per share, ("Greystone Common Stock") in favor of adopting the Merger Agreement and approving the Merger. If even one additional share of Greystone Common Stock is voted in favor of adopting the Merger Agreement and approving the Merger, those actions will have been approved by the Greystone Stockholders. Lennar owns 1,000 shares of Greystone Common Stock, which Lennar has the right to vote in favor of the proposal regarding the Merger. Therefore, unless the Merger Agreement is terminated, the Merger is expected to be approved by the Greystone Stockholders.

     Prior to the Merger, Greystone intends to pay a special dividend of .138 of a share of Greystone Common Stock upon each share of Greystone Common Stock (the "Stock Dividend"). After the Merger, each share of Greystone Common Stock outstanding at the Effective Time of the Merger (including the shares issued in the Stock Dividend) will continue to be one share of Common Stock, $.10 par value per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Therefore, after the Merger, Greystone stockholders will hold 1.138 shares of Surviving Corporation Common Stock for each currently outstanding share of Greystone Common Stock. As a result of the Merger, each share of Common Stock, $.10 par value per share, of Lennar ("Lennar Common Stock") will be converted into one share of Surviving Corporation Common Stock and each share of Lennar Class B Stock will be converted into one share of the Class B Common Stock, $.10 par value per share, of the Surviving Corporation ("Surviving Corporation Class B Stock"). Lennar stockholders will not receive the Stock Dividend. This Joint Proxy Statement/Prospectus constitutes a prospectus of Greystone with respect to the shares of Surviving Corporation Common Stock and Surviving Corporation Class B Stock to be issued in connection with the Merger.

     Although Greystone will be the Surviving Corporation, immediately after the Merger former Lennar stockholders will own approximately 68% of the outstanding capital stock of the Surviving Corporation, the Surviving Corporation will be named Lennar Corporation, six of its eight directors will be pre-Merger Lennar directors, and the principal executive officers of Lennar before the Merger will become the principal executive officers of the Surviving Corporation. For accounting and consolidated tax reporting purposes, the Merger will be treated as an acquisition of Greystone by Lennar.

     Prior to the Merger, Lennar intends to distribute to its stockholders all the stock of LNR Property Corporation ("LNR"), to which Lennar will have transferred its real estate investment and management business (the "Spin-Off"). Greystone stockholders will not receive any interest in LNR or its subsidiaries as a result of the Merger. At the time of the Merger, Lennar's only business will be homebuilding and related activities. See "Business of Lennar" and "Relationships Between Lennar and LNR -- The Spin-Off; The Separation and Distribution Agreement."

     THE RESPECTIVE BOARDS OF DIRECTORS OF LENNAR AND GREYSTONE HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMEND THAT THEIR RESPECTIVE STOCKHOLDERS VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

     SEE "RISK FACTORS" ON PAGE 13 FOR INFORMATION ABOUT PARTICULAR RISKS WITH REGARD TO LENNAR, GREYSTONE AND THE MERGER.

     Greystone Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "GRY." On September 29, 1997, the closing price for Greystone Common Stock as reported on the NYSE Composite Tape was $20.125 per share, and the closing price for Lennar Common Stock as reported on the NYSE Composite Tape was $41.25 per share. The closing price of the Lennar Common Stock does not reflect the Spin-Off, because it has not yet occurred. The closing price of the Greystone Common Stock does not reflect the Stock Dividend, because it has not yet occurred. See "Risk Factors -- Absence of a Prior Public Market for Surviving Corporation Common Stock." After the Merger, the Surviving Corporation's Common Stock will be listed on the New York Stock Exchange and traded under the symbol "LEN."

     Holders of record of shares of Greystone Common Stock ("Greystone Stockholders") at the close of business on September 9, 1997, are entitled to notice of and to vote at the Greystone Special Meeting. Holders of record of shares of Lennar Common Stock and Lennar Class B Stock ("Lennar Stockholders") at the close of business on September 2, 1997, are entitled to notice of and to vote at the Lennar Special Meeting. The consummation of the Merger is subject to various conditions, including the completion of the Spin-Off. Lennar has received a ruling from the Internal Revenue Service to the effect that the Spin-Off will not be a taxable event for Lennar or Lennar's stockholders. The Merger is also conditioned, among other things, upon the approval of the Merger by holders of a majority of the outstanding shares of Greystone Common Stock and by holders of a majority in voting power of the shares of Lennar Common Stock and Lennar Class B Stock, voting together as a single class.

     All information contained in this Joint Proxy Statement/Prospectus with respect to Greystone has been provided by Greystone. All information contained in this Joint Proxy Statement/Prospectus with respect to Lennar and LNR has been provided by Lennar.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM: ROBERT W. GARCIN, PACIFIC GREYSTONE CORPORATION, 6767 FOREST LAWN DRIVE, LOS ANGELES, CALIFORNIA 90068, AS TO GREYSTONE; AND CORY BOYDSTON, LENNAR CORPORATION, 700 N.W. 107TH AVENUE, MIAMI, FLORIDA 33172, AS TO LENNAR. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY OCTOBER 24, 1997.
                            ------------------------

     THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY
STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     This Joint Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders on or about October 1, 1997.

     THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS SEPTEMBER 30, 1997.

                                      (ii)

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................    1
  General.............................................................................    1
  The Terms of the Merger.............................................................    1
  The Parties to the Merger...........................................................    1
  The Special Meetings................................................................    2
  Required Vote.......................................................................    2
  Recommendations of the Boards of Directors..........................................    3
  Interests of Certain Persons in the Merger..........................................    3
  Opinion of Greystone's Financial Advisor............................................    3
  Lennar's Financial Advisors.........................................................    4
  The Spin-Off........................................................................    4
  The Land Partnership................................................................    4
  The Merger and the Merger Agreement.................................................    5
  Certain Federal Income Tax Consequences.............................................    6
  Appraisal Rights....................................................................    6
  Comparative Rights of Stockholders..................................................    6
  Stock Certificates..................................................................    6
  Market Price and Dividend Data......................................................    7
  Risk Factors........................................................................    7
  Selected Historical Financial Data..................................................    8
  Unaudited Pro Forma Selected Financial Data.........................................   12
  Comparative Per Share Data..........................................................   13
RISK FACTORS..........................................................................   14
  Limited Relevance of Historical Financial Information...............................   14
  Pro Forma Dilution Compared with Greystone Earnings and Book Value..................   14
  Absence of a Prior Public Market for Surviving Corporation Common Stock.............   14
  Concentration of Ownership and Voting Power.........................................   14
  Antitakeover Effects of Class B Stock...............................................   15
  Possible Anti-Takeover Effect of Certain Charter Provisions.........................   15
  Dependence on Key Personnel.........................................................   15
  Guarantee of LNR Debt...............................................................   15
  Guaranty of Lennar Effective Time Net Worth.........................................   15
  Shares Available for Future Sale....................................................   16
  Limitation on Borrowing.............................................................   16
GENERAL INFORMATION...................................................................   17
  Vote Required at Lennar Special Meeting.............................................   17
  Vote Required at Greystone Special Meeting..........................................   18
  Solicitation of Proxies.............................................................   18
  Other Matters.......................................................................   19
BACKGROUND OF THE MERGER..............................................................   19

                                      (iii)

                                                                                        PAGE
                                                                                        ----
RECOMMENDATIONS OF THE BOARDS OF DIRECTORS AND REASONS FOR THE MERGER.................   22
  Lennar..............................................................................   22
  Greystone...........................................................................   23
OPINION OF GREYSTONE'S FINANCIAL ADVISOR..............................................   26
THE MERGER............................................................................   31
  General.............................................................................   31
  Effective Time and Effect of the Merger.............................................   31
  Greystone Stock Dividend............................................................   31
  Conditions to Consummation of the Merger............................................   32
  Lennar Net Worth....................................................................   32
  Representations and Warranties......................................................   33
  Conduct of Business Prior to the Merger.............................................   33
  Indemnification and Insurance.......................................................   33
  Exclusivity.........................................................................   34
  Amendment, Termination and Waiver...................................................   34
  Stock Options, Compensation and Benefits............................................   34
  Voting Agreements...................................................................   35
  Registration Rights.................................................................   37
  Litigation..........................................................................   38
  Interests of Certain Persons in the Merger..........................................   38
  Anticipated Accounting Treatment....................................................   40
  Regulatory Approvals................................................................   40
  Resale of Lennar Common Stock; Affiliates...........................................   40
  New York Stock Exchange Listing.....................................................   40
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...........................   41
BUSINESS OF LENNAR....................................................................   46
BUSINESS OF GREYSTONE.................................................................   47
BUSINESS OF THE COMBINED COMPANIES....................................................   48
  Competition.........................................................................   48
  New Financing.......................................................................   48
RELATIONSHIPS BETWEEN LENNAR AND LNR..................................................   50
  The Spin-Off; The Separation and Distribution Agreement.............................   50
  The Land Partnership................................................................   53
  Other Relationships.................................................................   54
MANAGEMENT OF THE SURVIVING CORPORATION...............................................   55
  Additional Director.................................................................   56
DESCRIPTION OF THE CAPITAL STOCK OF THE SURVIVING CORPORATION.........................   56
  General.............................................................................   56
  Preferred Stock.....................................................................   56
  Common Stock and Class B Common Stock...............................................   56
  Staggered Board of Directors........................................................   57
  Transfer Agent......................................................................   57

                                      (iv)

                                                                                        PAGE
                                                                                        ----
COMPARATIVE RIGHTS OF STOCKHOLDERS....................................................   58
  Capitalization......................................................................   58
  Voting Rights.......................................................................   58
  Number, Election, Vacancy and Removal of Directors..................................   59
  Amendments to Certificates of Incorporation.........................................   60
  Amendments to Bylaws................................................................   60
  Stockholder Action..................................................................   60
  Notice of Certain Stockholder Actions...............................................   61
  Special Stockholder Meetings........................................................   61
  Limitation of Personal Liability of Directors.......................................   61
  Dividends...........................................................................   62
  Conversion..........................................................................   62
APPRAISAL RIGHTS......................................................................   62
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................................   65
  Federal Income Tax Consequences of the Merger.......................................   65
  New Tax Legislation Not Applicable..................................................   65
LEGAL MATTERS.........................................................................   66
EXPERTS...............................................................................   66
STOCKHOLDER PROPOSALS.................................................................   66
ANNEXES
          I.    Plan and Agreement of Merger, as amended
          II.   Opinion of Greystone's Financial Advisor
          III.  Separation and Distribution Agreement
          IV.   Section 262 of the Delaware General Corporation Law

     THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS ESTIMATES, PROJECTIONS AND OTHER FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THOSE DESCRIBED IN OTHER FILINGS OF LENNAR AND GREYSTONE, THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THOSE PROJECTED. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ONLY ON CURRENT JUDGMENTS AND CURRENT KNOWLEDGE.

                                       (v)

                             AVAILABLE INFORMATION

     Greystone and Lennar are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Greystone and Lennar with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's web site can be accessed at http://www.sec.gov. Greystone Common Stock and Lennar Common Stock are listed on the NYSE. Reports, proxy statements and other information filed by Greystone and Lennar can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Greystone has filed with the Commission a Registration Statement on Form S-4 (together with any amendments or supplements, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Joint Proxy Statement/Prospectus is a part, with respect to the shares of Greystone Common Stock and Greystone Class B Stock to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Reference is made to the Registration Statement for further information regarding Lennar, Greystone and the Merger.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED OR DELIVERED WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. THOSE DOCUMENTS (OTHER THAN EXHIBITS TO THE DOCUMENTS, UNLESS EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY OF RECEIPT OF A REQUEST, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF LENNAR STOCK OR GREYSTONE STOCK, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED. REQUESTS FOR COPIES SHOULD BE DIRECTED TO:
ROBERT W. GARCIN, IN THE CASE OF DOCUMENTS RELATING TO GREYSTONE, AND CORY J. BOYDSTON, IN THE CASE OF DOCUMENTS RELATING TO LENNAR. IN ORDER TO ENSURE DELIVERY OF THE REQUESTED DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY REQUESTS SHOULD BE MADE PRIOR TO OCTOBER 24, 1997.

     The following documents previously filed by Greystone with the Commission under the File Number 1-11749 are incorporated by reference in this Joint Proxy Statement/Prospectus:

          (a) Greystone's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Form 10-K/A dated September 26, 1997 (the "Greystone 10-K");

          (b) Greystone's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997, as amended by the Form 10-Q/A dated September 26, 1997 and June 30, 1997, as amended by the Form 10-Q/A dated September 26, 1997 (the "Greystone 10-Qs");

          (c) Greystone's Current Report on Form 8-K, dated June 17, 1997; and

          (d) the description of Greystone Common Stock contained in Greystone's Registration Statement on Form 8-A, dated May 20, 1996.

     The following documents previously filed by Lennar with the Commission under the File Number 1-6643 are incorporated by reference in this Joint Proxy Statement/Prospectus:

          (a) Lennar's Annual Report on Form 10-K for the fiscal year ended November 30, 1996, as amended by the Form 10-K/A dated September 26, 1997 (the "Lennar 10-K"); and

                                      (vi)

          (b) Lennar's Quarterly Reports on Form 10-Q for the quarters ended February 28, 1997 and May 31, 1997 (the "Lennar 10-Qs").

     All documents and reports filed by Greystone or Lennar pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the Special Meetings will also be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be part of it from the date of filing of each document or report. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus will be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained in this Joint Proxy Statement/Prospectus or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus modifies or supersedes the statement in the earlier document. Any statement so modified or superseded will not, except as modified, be deemed to constitute a part of this Joint Proxy Statement/Prospectus.

     NO ONE HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE BY THIS JOINT PROXY STATEMENT/PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GREYSTONE, LENNAR OR ANY OTHER PERSON ON THEIR BEHALF. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES TO WHICH IT RELATES WILL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF GREYSTONE OR LENNAR SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS OR THAT THE INFORMATION IN IT IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                      (vii)

                                    SUMMARY

     The following is a brief summary of certain information contained in this Joint Proxy Statement/Prospectus. This Summary is qualified in its entirety by the more detailed information and financial statements and notes to them contained, or incorporated by reference, in this Joint Proxy
Statement/Prospectus and the Annexes. Stockholders are urged to read this Joint Proxy Statement/Prospectus and the Annexes in their entirety.

GENERAL

     This Joint Proxy Statement/Prospectus relates to the proposed Merger of Lennar with Greystone pursuant to the Merger Agreement.

THE TERMS OF THE MERGER

     After the Merger, each share of Greystone Common Stock will remain outstanding as one share of Surviving Corporation Common Stock and each share of Lennar Common Stock or Lennar Class B Stock will become one share of Surviving Corporation Common Stock or Surviving Corporation Class B Common Stock, respectively. However, before the Effective Time of the Merger, Greystone will distribute in the Stock Dividend, .138 shares of Greystone Common Stock upon each outstanding share of Greystone Common Stock. Therefore, after the Merger, Greystone Stockholders will hold 1.138 shares of Surviving Corporation Common Stock for each currently outstanding share of Greystone Common Stock.

THE PARTIES TO THE MERGER

     Lennar. At the time of the Merger (after the Spin-Off), Lennar will be engaged entirely in homebuilding and related activities, primarily in Florida, Arizona, Texas and California. Lennar's homebuilding operations include the construction and sale of homes, as well as the purchase, development and sale of residential land, the provision of financing to homebuyers and homeowners and the provision of closing services, title insurance and other services to homebuyers and homeowners. At the date of this Joint Proxy Statement/Prospectus, Lennar also is engaged in real estate investment and management activities. However, before the Merger, all the shares of LNR, the parent of the group of Lennar subsidiaries which conduct real estate investment and management activities, will be distributed to Lennar's Stockholders in the Spin-Off. Greystone Stockholders will not receive any interest in LNR or its subsidiaries as a result of the Merger. As used in this Joint Proxy Statement/Prospectus, the term Lennar refers to Lennar Corporation and its subsidiaries following the Spin-Off, unless the context otherwise requires. The principal executive offices of Lennar are located at 700 Northwest 107th Avenue, Miami, Florida 33172, and its telephone number is (305) 559-4000.

     Greystone. Greystone is a regional builder of high quality, single family homes primarily targeted to first time and move-up homebuyers in markets located throughout Northern and Southern California, as well as in the Las Vegas and Phoenix areas. As used in this Joint Proxy Statement/Prospectus, the term Greystone refers to Pacific Greystone Corporation and its subsidiaries, unless the context otherwise requires. The principal executive offices of Greystone are located at 6767 Forest Lawn Drive, Suite 300, Los Angeles, California 90068-1027, and its telephone number is (213) 436-6300.

     The Surviving Corporation. The Surviving Corporation will succeed to the combined operations of Lennar (following the Spin-Off) and Greystone. Although the Merger is being structured as a merger of Lennar into Greystone, following the Merger, Lennar Stockholders will own approximately 68% of the outstanding Surviving Corporation stock and Greystone Stockholders will own approximately 32% of the outstanding Surviving Corporation stock. The name of the Surviving Corporation will be Lennar Corporation, six of its eight directors will be former Lennar directors, its executive officers will be the pre-Merger Lennar officers, its principal executive offices will be located at 700 Northwest 107th Avenue, Miami, Florida 33172, and its telephone number will be (305) 559-4000. For accounting and consolidated tax reporting purposes, the Merger will be treated as an acquisition of Greystone by Lennar.

THE SPECIAL MEETINGS

     Times, Dates and Places. The Lennar Special Meeting will be held on October 31, 1997 at 1:00 P.M. (local time), at the Doral Park Golf and Country Club, 5001 N.W. 104 Avenue, Miami, Florida 33172.

     The Greystone Special Meeting will be held on October 31, 1997 at 10:00 A.M. (local time), at 6767 Forest Lawn Drive, Suite 300, Los Angeles, California 90068-1027.

     Purpose of the Special Meetings. At the Special Meetings, stockholders will be asked to consider and vote on proposals to adopt the Merger Agreement and approve the Merger. The Special Meetings may be adjourned or postponed from time to time.

     Record Dates, Quorums and Shares Entitled to Vote. Only holders of record of shares of Lennar Common Stock and Lennar Class B Stock at the close of business on September 2, 1997 are entitled to notice of and to vote at the Lennar Special Meeting or any adjournments of that meeting. At that date, there were 26,097,675 shares of Lennar Common Stock held of record by 788 holders and 9,966,631 shares of Lennar Class B Stock outstanding held of record by 18 holders. Each share of Lennar Common Stock is entitled to one vote at the Lennar Special Meeting. Each share of Lennar Class B Stock is entitled to ten votes at the Lennar Special Meeting.

     Only holders of record of shares of Greystone Common Stock at the close of business on September 9, 1997 are entitled to notice of and to vote at the Greystone Special Meeting or any adjournments or postponements of that meeting. At that date, there were 14,967,229 shares of Greystone Common Stock outstanding held of record by approximately 30 holders, each of which is entitled to one vote at the Greystone Special Meeting.

     The presence either in person or by properly executed proxy of the holders of record of a majority in voting power, but not less than one-third in number, of the outstanding shares of Lennar stock, and a majority of the outstanding shares of Greystone Common Stock, are necessary to constitute quorums at the respective Special Meetings.

REQUIRED VOTE

     The affirmative vote of holders of a majority in voting power of the outstanding shares of Lennar Common Stock and Lennar Class B Stock, voting as a single class, is required for the adoption of the Merger Agreement and approval of the Merger. Leonard Miller, who, through family partnerships, owns 99.6% of the Lennar Class B Stock, and therefore is entitled to 79% of all the votes which may be cast at the Lennar Special Meeting, has agreed to vote those shares in favor of the Merger. Therefore, if there is a quorum present at the Lennar Special Meeting, the proposal regarding the Merger will be approved even if no other Lennar Stockholders vote in favor of it. See "The Merger -- Voting Agreements."

     At September 2, 1997, Lennar's directors and officers, as a group, beneficially owned 554,577 shares of Lennar Common Stock and 9,930,030 shares of Lennar Class B Stock, which together represent 79.4% in voting power of the outstanding Lennar stock entitled to vote at the Lennar Special Meeting.

     The affirmative vote of holders of a majority of the outstanding shares of Greystone Common Stock is required for adoption of the Merger Agreement and approval of the Merger. Warburg, which owns approximately 56% of the outstanding Greystone Common Stock, has agreed, subject to certain conditions, to vote at least 50% of the outstanding Greystone Common Stock in favor of the Merger. Although Warburg holds more than 50% of the outstanding Greystone Common Stock, pursuant to a prior agreement between Warburg and Greystone, Warburg may vote shares representing up to 50% of the aggregate voting power of Greystone Common Stock on any matter in its discretion and must vote any additional shares in the same proportion as the shares voted by the other Greystone Stockholders on that matter. Lennar owns 1,000 shares of Greystone Common Stock, which Lennar has the right to vote in favor of the proposal regarding the Merger. Therefore, unless the Merger Agreement is terminated, the Merger is expected to be approved by the Greystone Stockholders. See "The Merger -- Voting Agreements."

     At September 9, 1997, Greystone's directors and officers, as a group, beneficially owned approximately 9,243,000 shares of Greystone Common Stock representing 61.8% of the outstanding Greystone Common Stock entitled to vote at the Greystone Special Meeting.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Boards of Directors of Lennar and Greystone have each determined that the terms of the Merger are fair to and in the best interests of the applicable corporation and its stockholders and each of them has unanimously recommended that its stockholders vote for the proposal to adopt the Merger Agreement and approve the Merger. See "Recommendations of the Boards of Directors and Reasons for the Merger" and "Background of the Merger."

     The Lennar Board believes the Merger will make Lennar a stronger homebuilding company, and in particular will (i) continue Lennar's strategy of becoming a significant participant in the California homebuilding market, in which it was not present until 1996, (ii) enhance Lennar's presence in Phoenix, where it has been building homes for over 25 years, and (iii) give Lennar a presence in Las Vegas, a market which Lennar believes is currently strong and provides opportunities for growth.

     The Greystone Board believes the Merger achieves Greystone's strategic objective of becoming a larger, more geographically diversified and strongly capitalized homebuilder in a shorter time and with less risk than it could on its own, and that such strategic objective will enhance value for Greystone Stockholders.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Greystone Board and the Lennar Board with respect to the Merger and the Merger Agreement, stockholders should be aware that certain members of the Greystone Board and the Lennar Board and management of each company may have interests in the Merger that are in addition to or different from the interests of stockholders generally. See "The
Merger -- Interests of Certain Persons in the Merger."

     In particular, employment agreements with four officers of Greystone will be terminated effective at the Effective Time and in lieu of payments to which those officers would or might have become entitled under those employment agreements or in payment of bonuses which previously had been deferred under Greystone's Management Incentive Compensation Plan, they will receive a total of $3,670,000 (of which $1,750,000 will be paid to Jack R. Harter, Greystone's Chairman, President and Chief Executive Officer, $1,200,000 will be paid to Antonio B. Mon, Greystone's Vice Chairman and Chief Financial Officer, $400,000 will be paid to Peter Kiesecker, Greystone's Senior Vice
President -- Homebuilding Operations (and president of Greystone Homes, Inc.) and $320,000 will be paid to Bruce Gross, a Senior Vice President, the Controller and the Treasurer of Greystone). In addition, Mr. Harter and Mr. Mon will be entitled to their salaries and bonuses through December 31, 1997 under the terminated employment agreements and therefore will receive, respectively, $45,833 and $41,667 per month in salary and bonuses of $825,000 and $750,000. Messrs. Harter and Mon also have entered into new employment agreements with Greystone Homes, Inc. under which they each will receive $600,000 for working full time through March 31, 1998 and part time through June 30, 1998, and Mr. Mon will receive an additional $400,000 for agreeing not to compete with Greystone Homes, Inc. through March 31, 1999.

     No directors or officers of Lennar will receive payments related to the Merger. However, directors and officers of Lennar may benefit from the Merger through stock options held by them (of which options to purchase a total of 857,000 shares were outstanding on September 2, 1997), but only if, as a result of the Merger, there is an increase in the value of the stock underlying those options.

OPINION OF GREYSTONE'S FINANCIAL ADVISOR

     Smith Barney Inc. ("Smith Barney") has acted as financial advisor to Greystone in connection with the Merger and has delivered to the Greystone Board a written opinion dated June 10, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the number of shares of

Surviving Corporation Common Stock and Surviving Corporation Class B Stock into which each share of Lennar Common Stock and Lennar Class B Stock will be converted in the Merger (the "Exchange Ratio") was fair, from a financial point of view, to the holders of Greystone Common Stock. The full text of the written opinion of Smith Barney dated June 10, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex II to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. The opinion of Smith Barney is directed to the Greystone Board and relates only to the fairness of the Exchange Ratio from a financial point of view, does not address any other aspect of the Merger or related transactions and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Greystone Special Meeting. See "Opinion of Greystone's Financial Advisor."

LENNAR'S FINANCIAL ADVISORS

     Lennar views the Merger as an acquisition of Greystone that will expand the homebuilding business in which Lennar already is engaged. Additionally, Lennar personnel have substantial experience in valuing homebuilding assets. For these reasons, although Lennar and its Board were advised by BT Securities Corporation (including its BT Wolfensohn Division) ("BT") and, insofar as the Merger affects the Spin-Off, by Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Lennar's Board did not feel it was necessary for Lennar to obtain a fairness opinion with regard to the Merger.

THE SPIN-OFF

     Prior to the Merger, Lennar will (i) split into two companies: Lennar, which will continue to engage in homebuilding and related activities, and LNR, which will engage in the real estate investment and management business previously conducted by Lennar and (ii) distribute all the shares of LNR to Lennar's stockholders (the "Distribution"). Therefore, at the time of the Merger, Lennar will own only its homebuilding and related businesses. It will not own any interest in LNR.

     The completion of the Spin-Off is a condition to the obligations of Greystone and Lennar to consummate the Merger. Lennar has received a ruling from the Internal Revenue Service ("IRS") to the effect that the Spin-Off will not be a taxable event for Lennar or its stockholders (the "Tax Ruling").

     Lennar and LNR have entered into noncompetition agreements with each other covering specified matters in connection with the Spin-Off. They have also agreed that if the consolidated net worth of Lennar and its subsidiaries at the Effective Time of the Merger, after giving effect to the Spin-Off, is not equal to $200 million, plus an additional amount approximating the anticipated earnings of Lennar and its homebuilding subsidiaries from August 31, 1997 to the Effective Time (the "Lennar Effective Time Net Worth"), then (i) LNR will pay the Surviving Corporation an amount equal to the deficiency or (ii) the Surviving Corporation will pay LNR an amount equal to the excess. LNR has also agreed to indemnify Lennar and the Surviving Corporation for any tax or other related costs Lennar may incur if, even though Lennar received the Tax Ruling, the Spin-Off is ultimately determined to be a taxable event. Lennar and LNR also will have certain other indemnification obligations to one another. See "Relationships Between Lennar and LNR -- The Spin-Off; The Separation and Distribution Agreement" and Annex III hereto.

THE LAND PARTNERSHIP

     Prior to the Merger, subsidiaries of Lennar and LNR will form a general partnership (the "Land Partnership") to acquire, develop, and sell land. Lennar and LNR will contribute properties and other assets to the Land Partnership in exchange for 50% general partner interests in the Land Partnership. Lennar will manage the Land Partnership under a Management Agreement and Lennar will have options to purchase properties which are contributed to the Land Partnership. See "Relationships Between Lennar and LNR -- The Land Partnership."

     The properties and other assets to be contributed to the Land Partnership will consist of parcels of land or interests in land which had a total book value on Lennar's books at May 31, 1997 of approximately $341 million. This land was acquired by Lennar primarily to be used for residential home development. It consists of approximately 34,000 potential home sites in 40 communities, of which 19 communities with 19,400 potential home sites are in Florida, two communities with 900 potential home sites are in Arizona, five communities with 5,000 potential home sites are in Texas, and 14 communities with 8,700 potential home sites are in California. Approximately 10% of the land is developed and ready to be built upon, 45% of the land is in various stages of development and 45% of the land is totally undeveloped. The parcels of land or interests in land being contributed by LNR were or will be contributed by Lennar to LNR so that LNR can contribute them to the Land Partnership and receive its 50% interest in the Land Partnership. Lennar is expected to be the principal (but not the only) purchaser of lots from the Land Partnership.

THE MERGER AND THE MERGER AGREEMENT

     Conversion of Shares. At the Effective Time of the Merger, each outstanding share of Lennar Common Stock and Lennar Class B Stock will be converted into one share of Surviving Corporation Common Stock or Surviving Corporation Class B Stock, as the case may be. After the Effective Time, each share of Greystone Common Stock will continue to be one share of Surviving Corporation Common Stock. Because of the Stock Dividend to Greystone Stockholders, the Merger will, in effect, give Greystone Stockholders 1.138 shares of Surviving Corporation Common Stock for each share of Greystone Common Stock currently outstanding. For a summary of various differences between the rights of Lennar Stockholders and Greystone Stockholders and the rights of holders of Surviving Corporation Common Stock and Surviving Corporation Class B Stock, see "Comparative Rights of Stockholders."

     Effective Time of the Merger. The Merger will be consummated after the requisite approvals of Greystone Stockholders and Lennar Stockholders have been obtained and all other conditions to the Merger have been satisfied or waived. It is anticipated that, assuming all conditions are met, the Merger will occur in the fourth calendar quarter of 1997. See "The Merger -- Effective Time and Effect of the Merger."

     Conditions to the Merger. The obligations of Greystone and Lennar to effect the Merger are subject to certain conditions, including, among other things, that the Merger is approved by the Greystone Stockholders and by the Lennar Stockholders, that the Spin-Off is completed, and that the Surviving Corporation have certain financing arrangements in place. See "The
Merger -- Conditions to Consummation of the Merger." Any condition to the obligations of Lennar or Greystone to consummate the Merger may be waived.

     Benefit Plans and Stock Options. Options to purchase Lennar Common Stock or Greystone Common Stock granted under existing employee and director option plans ("Lennar Options" and "Greystone Options," respectively) outstanding as of the Effective Time will become options to acquire shares of Surviving Corporation Common Stock. Some Lennar Options will also entitle holders to receive shares of LNR Common Stock (which LNR will provide to the Surviving Corporation without cost). All unexercised Greystone Options will become fully vested and exercisable as of the Effective Time and all outstanding Greystone Options will be adjusted to take account of the Stock Dividend.

     Pursuant to the Merger Agreement, from the Effective Time through at least December 31, 1997, the Surviving Corporation will provide to all Greystone employees who remain employed, incentive compensation, base compensation and benefits which in the aggregate are no less favorable than that provided by Greystone to its employees immediately prior to the Effective Time.

     Exclusivity. With certain exceptions, each of Lennar and Greystone has agreed that it will not, directly or indirectly, initiate, or otherwise facilitate, any merger or similar transaction involving a third party. See "The Merger -- Exclusivity."

     Amendment, Termination and Waiver. The Merger Agreement may be amended at any time, whether prior to or after approval by the Stockholders of Lennar and Greystone, provided that after the Merger Agreement has been approved and adopted by the Stockholders, it may be amended only as permitted by applicable law. Under certain conditions, the Merger Agreement may be terminated prior to the Effective Time, whether prior to or after approval by the Lennar or Greystone Stockholders. See "The Merger -- Amendment, Termination and Waiver."

     Anticipated Accounting Treatment. The Merger will be accounted for as a purchase of Greystone by Lennar for financial reporting purposes.

     Business and Management After the Merger; Warburg Nominees. After the Effective Time, the Surviving Corporation Board of Directors (the "Surviving Corporation Board") will consist of eight directors. Two members of the current Greystone Board will continue as members of the Surviving Corporation Board and six members of the current Lennar Board will become members of the Surviving Corporation Board. It is anticipated that at some point after the Effective Time, a ninth member will be added to the Surviving Corporation Board. However, that ninth member has not been selected. At the Effective Time, current executive officers of Lennar will become the executive officers of the Surviving Corporation. See "Recommendations of the Boards of Directors and Reasons for the Merger" and "Management of the Surviving Corporation." For as long as Warburg owns at least 10% of the Surviving Corporation common stock of both classes, Warburg will have the right to designate up to two directors to the Surviving Corporation Board. For as long as Warburg owns at least 5% of the Surviving Corporation common stock of both classes, (i) Warburg will have the right to designate one director to the Surviving Corporation Board and (ii) any issuance of more than 20% of the outstanding stock of the Surviving Corporation in a three year period, or acquisition in a transaction or series of related transactions of assets or properties with a fair market value of more than $100 million (other than acquisitions in the ordinary course of business consistent with past practice in states in which the Surviving Corporation operates as of the Effective Time) will require Warburg's prior approval. Immediately following the Merger, Warburg will own approximately 17.9% of the outstanding Surviving Corporation common stock of both classes. Warburg currently has three representatives on the Greystone Board. See "The Merger -- Voting Agreements."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). All stockholders should carefully read the section of this Joint Proxy Statement/Prospectus entitled "Certain Federal Income Tax Consequences" for a discussion of the anticipated tax consequences of the Merger.

APPRAISAL RIGHTS

     Holders of shares of Greystone Common Stock and Lennar Common Stock are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. Holders of shares of Lennar Class B Stock are entitled to appraisal rights. However, Leonard Miller and two family partnerships, who own all but 36,601 of the outstanding shares of Lennar Class B Stock, have agreed to vote for the proposal regarding the Merger, which will eliminate their appraisal rights. See "Appraisal Rights."

COMPARATIVE RIGHTS OF STOCKHOLDERS

     The rights of the Lennar Stockholders are currently governed by the DGCL and by Lennar's Certificate of Incorporation and Bylaws. The rights of the Greystone Stockholders are currently governed by the DGCL and by Greystone's Certificate of Incorporation and Bylaws. At the Effective Time, Lennar Stockholders and Greystone Stockholders will become stockholders of the Surviving Corporation, a Delaware corporation, and their rights as Surviving Corporation stockholders will be governed by the DGCL and by the Surviving Corporation's Certificate of Incorporation and Bylaws. There are various differences between the Surviving Corporation's Certificate of Incorporation and Bylaws and those of Greystone and Lennar. See "Comparative Rights of Stockholders."

STOCK CERTIFICATES

     At the Effective Time, all the Lennar Common Stock and the Lennar Class B Stock outstanding immediately before the Merger will automatically be cancelled and after the Effective Time a certificate which represented Lennar Common Stock or Lennar Class B Stock will automatically become and be a certificate representing the same number of shares of Surviving Corporation Common Stock or Surviving

Corporation Class B Stock, respectively. LENNAR STOCKHOLDERS SHOULD NOT SURRENDER CERTIFICATES REPRESENTING SHARES OF LENNAR COMMON STOCK OR LENNAR CLASS B STOCK FOR EXCHANGE FOLLOWING THE EFFECTIVE TIME OF THE MERGER.

     Although Greystone will be the Surviving Corporation, and certificates which represented Greystone Common Stock before the Merger will automatically represent Surviving Corporation Common Stock after the Merger, because the Surviving Corporation will be named "Lennar Corporation," promptly after the Effective Date, the Surviving Corporation will mail to the former Greystone Stockholders materials with which to exchange their Greystone stock certificates for Surviving Corporation stock certificates. CERTIFICATES FOR SHARES OF GREYSTONE COMMON STOCK SHOULD NOT BE SURRENDERED FOR EXCHANGE (OTHER THAN IN CONNECTION WITH TRANSFERS TO OTHER PERSONS) UNTIL THOSE MATERIALS ARE RECEIVED.

MARKET PRICE AND DIVIDEND DATA

     The shares of Lennar Common Stock and the shares of Greystone Common Stock are listed on the NYSE. The following table sets forth for the periods indicated the high and low sale prices of Lennar Common Stock and Greystone Common Stock, as reported on the New York Stock Exchange Composite Tape and the cash dividends paid per share. Greystone, whose shares were initially sold in an underwritten public offering on June 20, 1996 at $13.00 per share, has not paid dividends to date.

                                                                                  GREYSTONE
                                                   LENNAR COMMON STOCK          COMMON STOCK
                                               ---------------------------     ---------------
                                               HIGH      LOW     DIVIDENDS     HIGH      LOW
                                               ---       ---     ---------     ---      ------
    1995.....................................  23 3/4    15 1/8      .10        --          --
    1996.....................................  27        21 5/8      .10       12 5/8   9 3/4
    1997
      First Quarter..........................  27 3/4    25         .025       15 1/4   11
      Second Quarter.........................  27 1/2    24         .025       18 1/4   12 1/2
      Third Quarter, through September 29....  42 3/8    26           --       21 3/4   15 1/2

     On June 10, 1997, the last trading day prior to public announcement of the Merger and the Spin-Off, the last reported sale price of Greystone Common Stock on the NYSE Composite Tape was $17 1/8 per share and the last reported sale price of Lennar Common Stock on the NYSE Composite Tape was $26 3/8 per share.

     On September 29, 1997, the last reported sale price of Greystone Common Stock on the NYSE Composite Tape was $20.125 per share and the last reported sale price of Lennar Common Stock on the NYSE Composite Tape was $41.25 per share.

     The closing prices of the Lennar Common Stock reported above do not reflect the Spin-Off, because it has not yet occurred. The closing prices of the Greystone Common Stock reported above do not reflect the Stock Dividend, because it has not yet occurred. See "Risk Factors -- Absence of a Prior Public Market for Surviving Corporation Common Stock." No determination has yet been made as to the dividend policy of the Surviving Corporation.

RISK FACTORS

     Lennar, Greystone and the Merger are subject to certain risk factors which should, in particular, be considered in evaluating whether to adopt the Merger Agreement and approve the Merger. They are discussed under the caption "Risk Factors." They include (1) the limited relevance of financial information about Lennar because it relates to periods when LNR and its subsidiaries were part of Lennar, (2) pro forma dilution compared with Greystone's earnings and book value, (3) absence of a prior public market for Surviving Corporation Common Stock, (4) concentration of ownership and voting power with regard to the Surviving Corporation in Leonard Miller due to his ownership of 99.6% of its Class B Stock, (5) anti-takeover effects of Mr. Miller's ownership of Class B Stock, (6) possible anti-takeover effects of the fact that the Board of Directors of the Surviving Corporation is divided into three classes which are elected for staggered terms,

(7) the Surviving Corporation's dependence on its senior management, (8) continuing Surviving Corporation guarantees of LNR indebtedness, (9) the fact that Lennar will be required to pay to LNR an amount by which Lennar's net worth at the Effective Time of the Merger (without giving effect to the Merger) exceeds $200 million plus an amount intended to approximate the anticipated earnings of Lennar and its homebuilding subsidiaries from August 31, 1997 to the Effective Time, (10) the fact that most of the Surviving Corporation Common Stock outstanding upon consummation of the Merger will not be subject to any restrictions on resale, and (11) the fact that the Surviving Corporation's by-laws will limit the amount it can borrow without approval of an Independent Directors Committee of its Board of Directors.

SELECTED HISTORICAL FINANCIAL DATA

     The following tables set forth selected historical financial data of Lennar and Greystone for each of their respective fiscal years from 1992 through 1996 and selected interim unaudited historical financial data. The selected historical financial data for, and as of the end of, each of the five fiscal years from 1992 through 1996 have been derived from the consolidated financial statements of Lennar and Greystone. The selected historical financial data for Lennar and Greystone for, and as of the end of, the interim periods, have been derived from Lennar's or Greystone's unaudited financial statements and reflect all adjustments and accruals, consisting only of normal, recurring adjustments and accruals, which are, in the opinion of management of Lennar or Greystone, as applicable, necessary for a fair statement of the results for the interim periods presented. These historical data are not necessarily indicative of results to be expected after the Merger is consummated and should be read in conjunction with the information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Lennar and Greystone 10-Ks and 10-Qs and in the consolidated financial statements of Lennar and Greystone, and notes to them, incorporated by reference in this Joint Proxy Statement/Prospectus.

                     LENNAR CORPORATION AND SUBSIDIARIES(1)

                                    AS OF AND FOR THE
                                     SIX MONTHS ENDED
                                         MAY 31,                 AS OF AND FOR THE YEARS ENDED NOVEMBER 30,
                                  ----------------------  --------------------------------------------------------
                                     1997        1996        1996        1995        1994        1993       1992
                                  ----------  ----------  ----------  ----------  ----------  ----------  --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
  Revenues:
    Homebuilding................. $  455,271  $  377,102  $  952,648  $  665,510  $  647,750  $  532,150  $308,983
    Investment................... $   78,437  $   65,071  $  139,500  $  139,482  $  106,343  $   58,955  $ 40,164
    Financial services........... $   46,404  $   39,275  $   82,577  $   57,787  $   54,348  $   59,204  $ 56,723
    Limited-purpose finance
      subsidiaries............... $    2,704  $    3,329  $    6,436  $    7,689  $    9,485  $   14,355  $ 21,164
         Total revenues.......... $  582,816  $  484,777  $1,181,161  $  870,468  $  817,926  $  664,664  $427,034
  Operating earnings -- business
    segments:
    Homebuilding................. $   32,580  $   29,441  $   91,066  $   58,530  $   70,645  $   60,207  $ 38,063
    Investment................... $   37,003  $   33,958  $   67,952  $   67,688  $   51,904  $   28,497  $ 16,992
    Financial services........... $   20,409  $   14,182  $   28,653  $   19,013  $   14,844  $   15,104  $ 16,411
  Corporate general and
    administrative expenses...... $    6,610  $    5,980  $   12,396  $   10,523  $   10,309  $    8,670  $  8,833
  Earnings before income taxes
    and cumulative effect of
    changes in accounting
    principles................... $   67,920  $   58,190  $  144,239  $  115,455  $  111,746  $   82,054  $ 45,363
  Net earnings................... $   41,431  $   35,496  $   87,986  $   70,427  $   69,126  $   52,511  $ 29,146
  Per share amounts:
    Net earnings................. $     1.14  $      .98  $     2.43  $     1.95  $     1.92  $     1.51  $    .95
    Cash dividends -- common
      stock...................... $      .05  $      .05  $      .10  $      .10  $     .095  $      .08  $    .08
    Cash dividends -- Class B
      common stock............... $     .045  $     .045  $      .09  $      .09  $     .084  $     .067  $   .067
FINANCIAL POSITION:
  Total assets................... $1,925,837  $1,669,402  $1,766,026  $1,442,362  $1,293,223  $1,195,490  $980,261
  Total debt..................... $  959,735  $  829,324  $  837,498  $  635,761  $  566,312  $  531,480  $496,205
  Stockholders' equity........... $  742,517  $  641,061  $  695,456  $  607,794  $  534,088  $  467,473  $319,330
  Shares outstanding (000's).....     36,027      35,904      35,928      35,864      35,768      35,716    30,440
  Stockholders' equity per common
    share........................ $    20.61  $    17.85  $    19.36  $    16.95  $    14.93  $    13.09  $  10.49
DELIVERY AND BACKLOG INFORMATION:
  Number of homes delivered......      2,661       2,531       5,968       4,680       4,965       4,634     3,039
  Backlog of home sales
    contracts(2).................      2,822       2,720       1,929       1,802       1,703       2,105     1,788
  Dollar value of backlog........ $  500,456  $  428,144  $  312,000  $  255,141  $  247,006  $  264,342  $190,722

---------------
(1) The selected financial data presented is historical financial information of Lennar and does not give effect to the Spin-Off, the formation of the Land Partnership or the Merger.

(2) Backlog is the number of homes subject to pending sales contracts, some of which are subject to contingencies. Although contracts relating to these homes were executed, there can be no assurance that the sales will be completed.

     During the three months ended August 31, 1997, Lennar had revenues of $364,347,000 and net earnings of $28,281,000 ($.78 per share), compared with revenues of $316,643,000 and net earnings of $23,884,000 ($.66 per share) for the same period of the prior year. As a result, Lennar's revenues and net earnings for the nine months ended August 31, 1997 were $935,267,000 and $69,712,000 ($1.92 per share), compared with revenues of $798,638,000 and net earnings of $59,380,000 ($1.64 per share) in the same period of the prior year.

     Lennar's revenues from sales of homes were $290,687,000 and $708,992,000 for the three and nine months ended August 31, 1997, compared with revenues of $248,798,000 and $609,939,000 for the same three and nine month periods of the prior year. Lennar's operating earnings from its homebuilding activities were $32,676,000 and $65,256,000 for the three and nine month periods ended August 31, 1997, compared with operating earnings from homebuilding activities of $26,474,000 and $55,915,000 for the same periods of the prior year.

     During the three and nine month periods ended August 31, 1997, Lennar sold 1,850 and 5,404 homes, respectively, compared with 1,379 and 4,625 homes in the same periods of the prior year. At August 31, 1997, Lennar had a backlog of 2,908 home sales, with a dollar value of $537,928,000, compared with a backlog of 2,504 home sales, with a dollar value of $404,474,000, at August 31, 1996.

                 PACIFIC GREYSTONE CORPORATION AND SUBSIDIARIES

                                AS OF AND FOR THE
                                SIX MONTHS ENDED
                                    JUNE 30,                 AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                              ---------------------   ---------------------------------------------------------
                                1997        1996        1996        1995        1994        1993        1992
                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues..................... $ 250,079   $ 155,015   $ 420,021   $ 293,921   $ 260,185   $ 172,830   $  26,209
Cost of sales................  (206,571)   (129,062)   (345,666)   (247,827)   (215,437)   (144,395)    (25,816)
                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross margin.................    43,508      25,953      74,355      46,094      44,748      28,435         393
Equity in pre-tax income
  (loss) of unconsolidated
  joint ventures.............        --        (234)       (227)      1,742       2,581       1,096         608
Selling, general and
  administrative expenses....   (24,619)    (17,749)    (42,726)    (31,468)    (29,059)    (19,521)     (7,133)
Interest and other, net......       847         362       1,858       1,162         388          32         435
                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Pretax income (loss).........    19,736       8,332      33,260      17,530      18,658      10,042      (5,697)
Provision for income taxes...    (8,052)     (3,399)    (13,570)     (2,512)         --      (3,966)         --
                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)............ $  11,684   $   4,933   $  19,690   $  15,018   $  18,658   $   6,076   $  (5,697)
                              =========   =========   =========   =========   =========   =========   =========
Earnings per share........... $    0.78   $    0.33(1)      1.32(1)      0.69(1)        --        --         --
Dividends per share..........        --          --          --          --          --          --          --
BALANCE SHEET DATA:
Housing inventories.......... $ 321,389   $ 274,803   $ 301,934   $ 215,043   $ 207,900   $ 136,178   $ 142,794
Total assets.................   378,469     329,487     350,469     289,970     275,179     191,994     204,896
Notes payable................    56,144      41,274     165,254     137,337     139,899      81,487     102,710
Total liabilities............   214,102     191,561     197,786     164,075     164,340     100,085     119,193
Total shareholders' equity...   164,367     137,926     152,683     125,895     110,839      91,909      85,702
Shares outstanding (000's)...    14,960      14,960(1)    14,960(1)    14,955(1)        --        --         --
Book value per common
  share......................     10.99          --       10.21          --          --          --          --
DELIVERY AND BACKLOG
  INFORMATION(2):
Number of homes closed.......     1,088         727       1,961       1,374       1,331         717         135
Backlog (at period end)......       921         734         583         325         202         202         112
Sales value of backlog(3).... $ 234,075   $ 147,807   $ 134,496   $  60,219   $  50,388   $  53,677   $  33,811

---------------
(1) Earnings per share for 1995 and 1996 are pro forma assuming that Greystone's initial public offering and recapitalization (which is described in the Greystone 10-K) occurred at the beginning of the periods presented.

(2) Includes results from unconsolidated joint ventures.

(3) Backlog is the number of homes subject to pending sales contracts, some of which are subject to contingencies. Although contracts relating to these homes were executed, there can be no assurance that the sales will be completed.

UNAUDITED PRO FORMA SELECTED FINANCIAL DATA

     The following table presents unaudited pro forma selected financial data for the Surviving Corporation after giving effect to the Spin-Off, the formation of the Land Partnership, the Stock Dividend and the Merger. These pro forma data are presented for illustrative purposes only and are not necessarily indicative of the results that would have been obtained if the Spin-Off, the formation of the Land Partnership, the Stock Dividend and the Merger had been consummated at the beginning of the periods presented (in the case of income statement items) or at the dates of the balance sheet (in the case of balance sheet items), or that may be obtained in the future. These pro forma data are derived from the Unaudited Pro Forma Combined Condensed Financial Statements appearing elsewhere herein and should be read in conjunction with those statements and the notes thereto. The unaudited pro forma selected financial data presented below reflect the operations of Lennar and Greystone for the six months ended May 31, and June 30, 1997, respectively, and for the years ended November 30, and December 31, 1996, respectively.

                                                                  SIX MONTHS
                                                                     ENDED            YEAR ENDED
                                                                   MAY 31,/          NOVEMBER 30,/
                                                                 JUNE 30, 1997     DECEMBER 31, 1996
                                                                 -------------     -----------------
                                                                             (UNAUDITED)
                                                                   (IN THOUSANDS, EXCEPT PER SHARE
                                                                                DATA)
PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS DATA:
Revenues.......................................................    $ 706,205          $ 1,404,403
Net Earnings...................................................    $  24,316          $    57,490
Net Earnings per Common Share (Fully Diluted)..................    $    0.46          $      1.08
Common Shares Used in Calculation of above per Common Share
  Amount.......................................................       53,000               53,000

                                                                                   MAY 31,/
                                                                                JUNE 30, 1997
                                                                            ----------------------
                                                                                 (UNAUDITED)
                                                                                (IN THOUSANDS,
                                                                            EXCEPT PER SHARE DATA)
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
Assets....................................................................        $1,226,155
Mortgage Notes and Other Debts Payable....................................        $  524,590
Stockholders' Equity......................................................        $  413,543
Book Value per Common Share...............................................        $     7.80
Common Shares used in Calculation of above per Common Share Amount........            53,000

COMPARATIVE PER SHARE DATA

     The following table sets forth (i) the net income per share of Common Stock, and the book value per share of Common Stock data for Lennar, after giving effect to the Spin-Off and the formation of the Land Partnership, and the historical net income, book value and market value per share of Common Stock of Greystone; (ii) the unaudited pro forma combined net income per share of Common Stock, and the unaudited pro forma combined book value per share of Common Stock data after giving effect to the Spin-Off, the formation of the Land Partnership, the Stock Dividend and the Merger; and (iii) the unaudited pro forma equivalent combined net income, and the unaudited pro forma equivalent combined book value, per 1.138 historical shares of Greystone Common Stock. No information is presented below with regard to dividends paid because Greystone did not pay dividends, and Pre-Merger Lennar did not exist, during the periods presented. The information presented in the table should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements appearing elsewhere herein and the notes thereto and the separate historical consolidated financial statements and the notes thereto of Lennar and Greystone incorporated herein by reference. The comparative data presented below reflect the operations of Lennar and Greystone for the six months ended May 31, and June 30, 1997, respectively, and for the years ended November 30, and December 31, 1996, respectively.

                                                                  SIX MONTHS
                                                                     ENDED            YEAR ENDED
                                                                   MAY 31,/          NOVEMBER 30,/
                                                                 JUNE 30, 1997     DECEMBER 31, 1996
                                                                 -------------     -----------------
                                                                             (UNAUDITED)
NET INCOME:
Primary and Fully Diluted Earnings per Common Share
  Pre-Merger Lennar(a).........................................      $ .37               $1.10
  Historical Greystone.........................................       0.78                1.32(b)
  Pro Forma Combined...........................................       0.46                1.08
  Pro Forma Combined per pre-Stock Dividend Share of Greystone
     Common Stock(c)...........................................       0.52                1.23

                                                           BOOK VALUE PER SHARE      MARKET VALUE PER
                                                             OF COMMON STOCK         SHARE OF COMMON
                                                                 MAY 31,/                 STOCK
                                                              JUNE 30, 1997         SEPTEMBER 29, 1997
                                                           --------------------     ------------------
                                                                           (UNAUDITED)
Pre-Merger Lennar(a).....................................         $ 5.55                     N.A.
Historical Greystone.....................................          10.99                 $ 20.125
Pro Forma Combined.......................................           7.80                     N.A.
Pro Forma Combined per pre-Stock Dividend Share of
  Greystone Common Stock(c)..............................           8.88                     N.A.

---------------
(a) "Pre-Merger Lennar" refers to Lennar after giving effect to the Spin-Off and the formation of the Land Partnership, but before the Merger.

(b) Earnings per share are pro forma assuming that Greystone's initial public offering and recapitalization (which is described in the Greystone 10-K) occurred on January 1, 1996.

(c) Pro forma combined earnings per 1.138 currently outstanding shares of Greystone Common Stock.

N.A. = Not applicable

                                  RISK FACTORS

     THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY STOCKHOLDERS TOGETHER WITH THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN EVALUATING WHETHER TO ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER. SEE "AVAILABLE INFORMATION."

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The historical financial information about Lennar in this Joint Proxy Statements/Prospectus relates to periods when LNR and its subsidiaries and their assets and operations were part of Lennar. At the Effective Time, as a result of the Spin-Off, LNR and its subsidiaries will no longer be part of Lennar. Lennar's results of operations during those periods are not the same as they would have been if, during the periods to which that historical financial information relates, Lennar had not conducted the activities which currently are being conducted by LNR and its subsidiaries. Accordingly, such historical financial statements may have limited historical relevance. See "Unaudited Pro Forma Combined Condensed Financial Statements."

PRO FORMA DILUTION COMPARED WITH GREYSTONE EARNINGS AND BOOK VALUE

     On a pro forma basis, without taking account of any cost savings or revenue benefits which might result from the Merger, the Surviving Corporation would have had earnings per share of approximately $1.08 for its fiscal year ended in 1996, compared with Greystone's earnings per share of $1.32 in the year ended December 31, 1996, and the Surviving Corporation would have had earnings per share of $.46 in the first six months of its 1997 fiscal year, compared with Greystone's earnings per share of $.78 in the six months ended June 30, 1997. Also, the pro forma book value per share of the Surviving Corporation at the end of the first six months of its 1997 fiscal year would have been $414 million, compared with Greystone's June 30, 1997 book value per share of $164 million. See "Summary -- Comparative Per Share Data" and "Unaudited Pro Forma Combined Condensed Financial Statements." Whether the Merger will in fact be accretive or dilutive to Greystone Stockholders with respect to earnings per share will depend on the actual results achieved by the Surviving Corporation in the future as compared to the results that could have been achieved by Greystone on a stand-alone basis.

ABSENCE OF A PRIOR PUBLIC MARKET FOR SURVIVING CORPORATION COMMON STOCK

     The Surviving Corporation will consist of Lennar, after giving effect to the Spin-Off and the formation of the Land Partnership, and Greystone. Because there is no historical trading market for Lennar Common Stock after giving effect to the Spin-Off and the formation of the Land Partnership, there is no historical basis for predicting the prices at which the Surviving Corporation Common Stock will trade or how actively it will be traded.

     The prices at which the Surviving Corporation Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the Surviving Corporation's performance and prospects, investor perception of the Surviving Corporation and of the homebuilding industry, the Surviving Corporation's dividend policy, general financial and other market conditions, and United States economic conditions generally.

     Because of the limitations on transfers of Surviving Corporation Class B Stock, no trading market in Surviving Corporation Class B Stock should develop. Any owner of the Surviving Corporation Class B Stock who wants to dispose of that stock (other than to close relatives or in similar transactions), will have to convert the stock into Surviving Corporation Common Stock and dispose of the Surviving Corporation Common Stock.

CONCENTRATION OF OWNERSHIP AND VOTING POWER

     Immediately after consummation of the Merger, Leonard Miller through family partnerships, will own 99.6% of the Surviving Corporation's Class B Stock, representing 69.6% of the voting power of all classes of Surviving Corporation capital stock. Accordingly, Leonard Miller may elect the members of the Board of

Directors of the Surviving Corporation, and will have substantial influence over its management, operations and affairs.

ANTITAKEOVER EFFECTS OF CLASS B STOCK

     Because Surviving Corporation Class B Stock has substantially greater voting rights than the Surviving Corporation Common Stock, as long as Leonard Miller owns a substantial portion of the Surviving Corporation Class B Stock he receives in the Merger, his ownership of Surviving Corporation Class B Stock would make it impossible for anyone to acquire enough shares to obtain voting control of the Surviving Corporation. Therefore, Mr. Miller's ownership of Surviving Corporation Class B Stock probably would discourage any non-negotiated tender offers or other non-negotiated efforts to take over the Surviving Corporation, if any were contemplated, even if such transactions were desired by other stockholders.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     Upon the completion of the Merger, the Board of Directors of the Surviving Corporation will be divided into three classes. Generally, each director (other than those directors elected to fill vacancies on the Board of Directors) will serve until the date of the third annual meeting following the annual meeting at which the director is elected. Even if Leonard Miller did not have voting control of the Surviving Corporation, the staggered Board provision might discourage certain types of transactions involving an actual or potential change in control of the Surviving Corporation, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. This might deprive the stockholders of an opportunity to approve transactions they might deem to be in their best interest.

DEPENDENCE ON KEY PERSONNEL

     The success of the Surviving Corporation depends to a significant degree on the efforts of the Surviving Corporation's senior management, especially its Chief Executive Officer and other officers. The Surviving Corporation's operations may be adversely affected if one or more members of senior management cease to be active in the Surviving Corporation. Stuart Miller, the Chief Executive Officer of the Surviving Corporation also will be the Chairman of the Board (but not the chief executive officer) of LNR. However, Mr. Miller has informed Greystone that he expects that for at least three years after the Effective Time he will devote at least 75% of his working time to the affairs of the Surviving Corporation. See "Management of the Surviving Corporation."

GUARANTEE OF LNR DEBT

     Lennar has guaranteed much of the indebtedness of LNR and its subsidiaries. At September 15, 1997, this guaranteed indebtedness totaled approximately $200 million. It is a condition to Greystone's obligation to carry out the Merger (which Greystone will have the right to waive) that the indebtedness of LNR and its subsidiaries for which the Surviving Corporation is primarily or contingently liable after the Spin-Off will not exceed $50 million. Lennar expects to satisfy this condition by having some of its lenders agree that LNR will become the principal obligor on some indebtedness after the Spin-Off, and by repaying other indebtedness. Also, LNR would be obligated to reimburse the Surviving Corporation for any payments it was required to make as a guarantor of indebtedness of LNR or a subsidiary, and LNR and its subsidiaries are expected to have a consolidated net worth of more than $550 million at the time of the Spin-Off. Nonetheless, the Surviving Corporation's obligations as guarantor of indebtedness of LNR and its subsidiaries at the time of the Spin-Off will constitute a substantial contingent liability.

GUARANTY OF LENNAR EFFECTIVE TIME NET WORTH

     It is contemplated that the assets of Lennar and its subsidiaries will be divided between LNR and its subsidiaries and Lennar and its homebuilding subsidiaries so that (i) Lennar and its homebuilding subsidiaries will, at the time of the Merger, have an Effective Time Net Worth (with specified adjustments) of $200 million plus an amount intended to approximate the anticipated earnings of Lennar and its homebuilding subsidiaries from August 31, 1997 to the Effective Time (although actual results could be greater or less by a material amount), and (ii) the remaining net worth of Lennar and its subsidiaries (which is expected to exceed $550 million) will be transferred to LNR and its subsidiaries. The Merger Agreement provides for an audit of the balance sheet of Lennar immediately before the Effective Time of the Merger, and the Separation and Distribution Agreement between Lennar and LNR (which governs the Spin-Off) provides that to the extent it is determined that Lennar's Effective Time Net Worth is more or less than the required amount, Lennar will make a payment to LNR equal to the excess amount or LNR will make a payment to Lennar equal to the deficiency. While Lennar will attempt to divide its assets between LNR and its subsidiaries and Lennar and its homebuilding subsidiaries so that Lennar's Effective Time Net Worth will be very close to the required amount, if, because of period end adjustments or otherwise, it eventually is determined that the Effective Time Net Worth was substantially greater than the required amount, Lennar could be required to make a significant payment to LNR.

SHARES AVAILABLE FOR FUTURE SALE

     Upon consummation of the Merger, there will be approximately 43.13 million outstanding shares of Surviving Corporation Common Stock and 9.97 million outstanding shares of Surviving Corporation Class B Stock (which is convertible into Surviving Corporation Common Stock on a one-for-one basis). All of the shares of Surviving Corporation Common Stock held by the former Lennar and Greystone Stockholders will be freely transferable, except that shares held by persons who are deemed to be affiliates of Lennar or Greystone prior to the Merger will be deemed "restricted shares" and may be resold only in transactions permitted by Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act. In the case of Greystone, except for Warburg's shares, there will be no Rule 144 volume limits restricting sales. The Surviving Corporation has entered into a Registration Rights Agreement with Warburg and certain executive officers of Greystone with respect to an aggregate of 10.6 million shares of Surviving Corporation Common Stock. See "The
Merger -- Registration Rights." Upon consummation of the Merger, approximately
43.13 million shares will be eligible for sale in the public market, of which approximately 9.6 million shares will be subject to volume and other resale restrictions imposed by Rule 145. Depending upon market conditions and other factors, sales of a substantial number of shares of Surviving Corporation Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Surviving Corporation Common Stock.

LIMITATION ON BORROWING

     Although Lennar has arranged for financing for the Surviving Corporation, the Surviving Corporation's Bylaws provide that without the approval of the Independent Directors Committee established under the Bylaws, the Surviving Corporation may not incur, or permit any of its subsidiaries to incur, guarantee or otherwise become obligated with regard to, any indebtedness which will cause the Surviving Corporation and its subsidiaries to have a consolidated ratio of debt to tangible net worth which is more than 2.5:1. See "Business of the Combined Companies -- New Financing" and "Comparative Rights of Stockholders."

                              GENERAL INFORMATION

     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the respective Boards of Directors of Lennar and Greystone for use at the Special Meetings to be held on October 31, 1997, and at any adjournments of those meetings. This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Greystone with respect to the shares of Greystone Common Stock and Greystone Class B Stock to be issued in the Merger.

     The Special Meetings have been called for the purpose of considering and voting upon a proposal to adopt the Merger Agreement and approve the Merger, in which Lennar will be merged with Greystone, and such other matters as may be properly brought before the Special Meetings. The Merger will be accomplished pursuant to the Merger Agreement by a statutory merger of Lennar with Greystone in which each outstanding share of Lennar Common Stock and Lennar Class B Stock will be converted into one share of Surviving Corporation Common Stock or Class B Stock, as the case may be. Each outstanding share of Greystone Common Stock will continue to be one share of Surviving Corporation Common Stock. However, before the Effective Time of the Merger Greystone will declare a Stock Dividend of .138 shares upon each outstanding share of Greystone Common Stock. Therefore, after the Merger, the Greystone Stockholders will hold 1.138 shares of Surviving Corporation Common Stock for each currently outstanding share of Greystone Common Stock.

VOTE REQUIRED AT LENNAR SPECIAL MEETING

     The affirmative vote of holders of a majority in voting power of the outstanding shares of Lennar Common Stock and Lennar Class B Stock, voting as a single class, is required for the adoption of the Merger Agreement and approval of the Merger. At the Lennar Special Meeting, although abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum, abstentions and broker non-votes will have the same effect as votes against the Merger and the Merger Agreement in determining whether the Merger and the Merger Agreement have received the requisite number of affirmative votes.

     The Board of Directors of Lennar (the "Lennar Board") has fixed the close of business on September 2, 1997 as the record date for the determination of stockholders entitled to vote at the Lennar Special Meeting or any adjournments of that meeting. At that date 26,097,675 shares of Lennar Common Stock and 9,966,631 shares of Lennar Class B Stock were outstanding. The holders of Lennar Common Stock will be entitled to one vote for each share of Lennar Common Stock and the holders of Lennar Class B Stock will be entitled to ten votes for each share of Lennar Class B Stock held by them.

     Leonard Miller, who, through family partnerships, owns 99.6% of the Lennar Class B Stock, and therefore is entitled to 79% of all the votes which may be cast at the Lennar Special Meeting, has agreed to vote those shares in favor of the Merger. Therefore, if there is a quorum present at the Lennar Special Meeting, the proposal regarding the Merger will be approved even if nobody other than Mr. Miller votes in favor of it. See "The Merger -- Voting Agreements."

     The presence in person or by proxy of the holders of a majority in voting power, but not less than one-third in number, of the outstanding shares of Lennar capital stock is required to constitute a quorum at the Lennar Special Meeting. Shares represented by proxies which indicate the stockholders want to abstain will be treated as being present for the purpose of determining the presence of a quorum, but will not be voted with regard to the Merger or any other matter submitted for a vote. If a broker indicates on a proxy that it does not have authority to vote certain shares, those shares will not be considered as present.

     If a quorum is not present at the Lennar Special Meeting, the stockholders present, by vote of a majority of the votes cast by stockholders who are present, may adjourn the meeting, and at any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

     For information with respect to the beneficial ownership of Lennar Common Stock and Lennar Class B Stock by each of Lennar's directors and certain of its executive officers, by all directors and executive officers of Lennar as a group and by each person known to Lennar to be the beneficial owner of more than 5% of the outstanding shares of Lennar Common Stock or Lennar Class B Stock, see Item 12 of the Lennar 10-K (which incorporates certain portions of the proxy statement for Lennar's 1997 Annual Meeting of Stockholders).

VOTE REQUIRED AT GREYSTONE SPECIAL MEETING

     The affirmative vote of holders of a majority in voting power of the outstanding shares of Greystone Common Stock is required for the adoption of the Merger Agreement and approval of the Merger. At the Greystone Special Meeting, although abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum, abstentions and broker non-votes will have the same effect as a vote against the Merger and the Merger Agreement in determining whether the Merger and the Merger Agreement have received the requisite number of affirmative votes.

     The Board of Directors of Greystone (the "Greystone Board") has fixed the close of business on September 9, 1997 as the record date for the determination of stockholders entitled to vote at the Greystone Special Meeting or any adjournments. At that date 14,967,229 shares of Greystone Common Stock were outstanding. Holders of Greystone Common Stock on that date will be entitled to one vote for each share of Greystone Common Stock held by them.

     Warburg, which is the beneficial owner of 8,411,854 shares of Greystone Common Stock, representing approximately 56% of the outstanding Greystone Common stock, has agreed, subject to certain conditions, to vote at least 50% of the outstanding Greystone Common Stock in favor of adopting the Merger Agreement and approving the Merger. Although Warburg holds more than 50% of the outstanding Greystone Common Stock, pursuant to a prior agreement between Warburg and Greystone, Warburg may vote shares representing up to 50% of the aggregate voting power of Greystone Common Stock on any matter in its discretion and must vote any additional shares in the same proportion as the shares voted by the other Greystone Stockholders on that matter. If even one additional share of Greystone Common Stock is voted in favor of adopting the Merger Agreement and approving the Merger by any Greystone Stockholder, those actions will have been approved by the Greystone Stockholders. Lennar owns 1,000 shares of Greystone Common Stock, and has the right to vote those shares in favor of the proposal regarding the Merger. Therefore, unless the Merger Agreement is terminated, the Merger is expected to be approved by the Greystone Stockholders. See "The
Merger -- Voting Agreements."

     The presence in person or by proxy of the holders of a majority of the outstanding shares of Greystone Common Stock is required to constitute a quorum to transact business at the Greystone Special Meeting. Shares represented by proxies which indicate the stockholders want to abstain will be treated as being present for the purpose of determining the presence of a quorum, but will not be voted with regard to the Merger or any other matter submitted for a vote. If a broker indicates on the proxy that it does not have authority to vote certain shares, those shares will not be considered as present.

     For information with respect to the beneficial ownership of Greystone Common Stock by each of Greystone's directors and certain of its executive officers, by all directors and executive officers of Greystone as a group and by each person known by Greystone to be the beneficial owner of more than 5% of the outstanding shares of Greystone Common Stock, see item 12 of the Greystone 10-K (which incorporates certain portions of the proxy statement for Greystone's 1997 Annual Meeting of Stockholders).

     If a quorum is not present at the Greystone Special Meeting, the stockholders present, by vote of a majority of the votes cast by stockholders who are present, may adjourn the meeting, and at any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

SOLICITATION OF PROXIES

     Directors, officers and employees of Lennar and Greystone may solicit proxies from their respective stockholders by personal interview, special letter, telephone or facsimile transmission. Each company will bear the expenses of any solicitation on its behalf. Directors, officers and other employees of Lennar and Greystone will not be specifically compensated for the solicitation of proxies. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of Lennar Common Stock, Lennar Class B Stock and Greystone Common Stock owned of record by those organizations, and Lennar and Greystone will pay the reasonable expenses of forwarding the materials.

     A proxy relating to the Lennar Special Meeting or Greystone Special Meeting may be revoked by the stockholder at any time before it is voted. However, mere attendance at the applicable Special Meeting will not itself have the effect of revoking the proxy. A stockholder may revoke a proxy at any time before it is voted by delivery of a written instrument of revocation to the applicable one of Lennar or Greystone, or in open meeting, without, however, affecting any vote previously taken, or by casting a ballot in person at the applicable Special Meeting. A proxy will not be revoked by the death or incapacity of a stockholder, unless written notice of the death or incapacity is given to the applicable one of Lennar or Greystone by the fiduciary having control of the shares represented by the proxy.

     A proxy in the accompanying form, when properly executed and returned, will be voted in accordance with the instructions shown on it. A proxy on which no instruction has been indicated will be voted for adoption of the Merger Agreement and approval of the Merger.

OTHER MATTERS

     At the date of this Joint Proxy Statement/Prospectus, the respective Boards of Directors of Lennar and Greystone do not know of any business to be presented at either Special Meeting other than the proposal to adopt the Merger Agreement and approve the Merger. If any other matters properly come before either of the Special Meetings, the shares represented by proxies will be voted with respect to those matters in accordance with the judgment of the persons voting the proxies.

                            BACKGROUND OF THE MERGER

     Greystone, since its inception in 1991, has sought to expand its operations through selective acquisitions and other business combinations and by commencing start-up projects in new and existing markets. Its goal has been to become larger and more diversified. In the pursuit of this goal, the Board of Directors and the management of Greystone have held discussions with other homebuilders from time to time in the course of business over the past several years. In addition, in pursuit of this goal of growth and diversification, in recent years Greystone has also been exploring strategic alternatives, including strategic business combinations, with a number of homebuilding companies.

     Lennar had for some time been considering separating its homebuilding business from its real estate investment and management business. One reason for this was that Lennar believed the market price of its stock did not reflect the full value of its real estate investment and management business. Because of that, it had been unwilling to use stock to make acquisitions. Early in December 1996, Lennar decided to proceed with the Spin-Off.

     A representative of BT Securities Corporation ("BT"), then with another firm, had discussed the possibility of Lennar's acquiring Greystone with the Chairman of Lennar and a representative of Warburg as early as 1993. However, it was not until Lennar decided to proceed with the Spin-Off that such a transaction was seriously considered.

     In December 1996, BT, a financial adviser to Lennar, contacted a representative of Greystone and advised Greystone that Lennar intended to spin off to its shareholders its investment management business and that Lennar desired immediately after the Spin-Off to merge Lennar with another homebuilding company. BT stated that Lennar, which had strong operations in Florida, Texas and Arizona and some presence in California, was seeking to strengthen significantly its operations in California. BT stated that Lennar had acquired valuable undeveloped land assets in California, but lacked the infrastructure to develop effectively those assets. Because of Greystone's significant presence in California, and Greystone's desire to diversify geographically and continue its expansion, BT maintained that a merger of the two companies satisfied both companies' needs.

     In January 1997, representatives of Lennar met with representatives of Greystone. The parties discussed certain issues, such as the nature of the operations of the respective companies, their relative sizes and certain integration issues. The parties determined to evaluate the possibility of a business combination. On January 15, 1997, Lennar and Greystone entered into a confidentiality agreement.

     Greystone determined that in addition to pursuing a possible business combination with Lennar, it was advisable to explore the availability of possible business combinations with other third parties. About January 15, 1997, Greystone contacted Smith Barney, which had previously been working with Greystone in the exploration of strategic business combinations. Greystone requested that Smith Barney provide Greystone with financial advice in connection with a possible business combination involving Greystone and that Smith Barney contact third parties regarding their interest in such a business combination. Thereafter, Greystone sought alternative candidates other than Lennar for a strategic business combination, and a number of companies in the homebuilding industry other than Lennar were contacted regarding their possible interest in a business combination involving Greystone. Two of such companies expressed verbal, non-binding indications of interest. Such other parties were provided with confidential information regarding Greystone. Nonetheless, neither of such other two bidders indicated a willingness to pursue a transaction at the level of value represented by the proposed transaction with Lennar. After consultation between Greystone's management and Smith Barney, Greystone determined that the proposed transaction with Lennar would be superior from a financial and strategic point of view to either such transaction, based upon an analysis of, among other things, the financial terms of the proposed transaction with Lennar, the potential for growth that the Surviving Corporation would have and the estimated synergies and similar benefits contemplated as a result of the proposed transactions with Lennar. In particular, Greystone believed that the financial consideration offered by Lennar was higher than that proposed in either indication of interest received from the other parties. The foregoing matters were discussed at meetings of the Board of Directors held throughout this period and among the members of the Board of Directors during this period.

     In April 1997, representatives of Lennar and Greystone commenced business, financial and legal due diligence investigations in order to evaluate a potential transaction. Additionally, counsel to Lennar delivered drafts of the Merger Agreement and Separation and Distribution Agreement to Greystone. Over the next several weeks, the parties negotiated the basic terms of the agreements. Lennar proposed a minimum net worth of Lennar as of the time of the Merger (giving effect to the Spin-Off but not the Merger) of $190 million (subject to increase in the event the Merger was consummated after August 31, 1997). At the request of Greystone, after a review of the due diligence process and other matters, Lennar agreed to increase the proposed guaranteed minimum net worth of Lennar to $200 million.

     In valuing Greystone, Lennar looked primarily at Greystone's properties, earnings history and book value. Based on its analysis of these factors, Lennar determined the relative percentages of the value of a merged Lennar and Greystone which it believed would be attributable to each of them.

     Initially, Lennar proposed that Greystone's stockholders receive 30% of the stock of the Surviving Corporation and said it would assure Greystone that the net worth of Lennar and its subsidiaries following the Spin-Off would be at least $130 million. Greystone sought to have its stockholders receive 40% of the Surviving Corporation. Eventually, tentative agreement was reached that Greystone's stockholders would receive 32% of the Surviving Corporation and Lennar and its subsidiaries would have a net worth of $190 million following the Spin-Off. However, Greystone subsequently requested that the minimum Lennar net worth be increased to $200 million. After negotiations with regard to various items, principally including the "fiduciary out" provision described below and the guarantee of LNR indebtedness described under "Risk Factors -- Guarantee of LNR Debt," Lennar agreed to Greystone's proposal that the minimum Lennar net worth be increased to $200 million.

     At a meeting of Lennar's Board of Directors held on April 8, 1997, there were discussions of the Spin-Off and of a possible acquisition of Greystone by Lennar. No formal action was taken at that meeting with regard to either of those transactions.

     On May 28, 1997, the Lennar Board met to consider both the Merger and the Spin-Off. Representatives of BT made a presentation regarding the Merger and representatives of Morgan Stanley & Co. Incorporated

("Morgan Stanley") made a presentation about the Spin-Off, which included the expected effects of the Merger. As noted above, a representative of BT had been involved in initiating the discussions regarding a possible transaction between Lennar and Greystone and BT was acting as the financial advisor to Lennar in connection with that transaction. A representative of Lennar's legal advisors was present at the meeting and told the directors that there were still points that had to be resolved. Principal among these were (i) Lennar's reluctance to permit Greystone to terminate the Merger Agreement if it received a proposal it considered superior to the agreed upon Merger, (ii) how options would be taken into account in computing the number of Surviving Corporation shares to be issued per Greystone share, (iii) whether LNR would indemnify Lennar for effects of any Internal Revenue Service determination after the Spin-Off takes place that the Spin-Off was not tax-free, and (iv) whether, if the consolidated net worth of Lennar and its subsidiaries at the Effective Time exceeds the agreed upon minimum amount, Lennar would be required to pay an amount equal to the excess to LNR (i.e., to reduce Lennar's consolidated net worth to the agreed upon minimum amount). The Lennar Board did not act upon either the Merger or the Spin-Off at that meeting. However, the directors were asked to be available to meet by conference telephone to act upon both the Merger and the Spin-Off when and if Lennar and Greystone resolved the open points.

     On May 30, 1997, the Greystone Board met to review the terms of the proposed transaction in detail. Additionally, the Greystone Board, Greystone's management and Greystone's advisors reviewed certain strategic and financial considerations relating to the proposed transaction. The strategic and financial considerations included principally the matters discussed under "Recommendations of the Board of Directors and Reasons for the Merger -- Greystone" and "Opinion of Greystone's Financial Advisor." At this meeting, the Greystone Board authorized representatives of Greystone's legal and financial advisors to continue negotiations with respect to a possible business combination and requested that such representatives seek from Lennar a "fiduciary out" pursuant to which Greystone would be able to terminate the Merger Agreement under certain conditions in the event a third party approached Greystone with a superior business combination proposal.

     During the week of June 2, 1997, Lennar and Greystone continued negotiations with respect to the potential business combination. These negotiations resulted in a proposed transaction structure in which, prior to the Merger, Greystone would issue a 13.8% stock dividend and the Lennar Stockholders would receive one share of Surviving Corporation Common Stock for each share of Lennar Class A Common Stock and one share of Surviving Corporation Class B Stock for each share of Lennar Class B Common Stock. Each share of Greystone Common Stock would remain outstanding as a share of Surviving Corporation Common Stock. Additionally, the proposed transaction included a "fiduciary out" pursuant to which, in the event a third party made an unsolicited, bona fide acquisition proposal to Greystone valued at greater than $18.50 per share of Greystone Common Stock prior to August 9, 1997, Greystone could terminate the Merger Agreement upon payment to Lennar of $7.5 million. Additionally, upon consummation of such a superior transaction with a third party within one year of the termination of the Merger Agreement, Warburg would pay to Lennar all the profits it received from such transaction in excess of $17.50 per share.

     On June 10, 1997, the Lennar Board met, with several members participating by conference telephone, and approved both the Merger and the Spin-Off.

     On June 10, 1997, the Greystone Board met to consider the Merger, the Merger Agreement and the other transactions contemplated thereby. Smith Barney delivered to the Greystone Board an oral opinion (subsequently confirmed by delivery of a written opinion dated June 10, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Greystone Common Stock, and reviewed with the Greystone Board the financial analyses performed by Smith Barney in connection with such opinion. See "Opinion of Greystone's Financial Advisor." The Greystone Board considered this and other factors (see "Recommendations of the Boards of Directors and Reasons for the Merger -- Greystone"), and unanimously approved the Merger, the Merger Agreement and the other transactions contemplated thereby.

     On June 10, 1997, the parties entered into the Merger Agreement, the Miller Agreement and the Warburg Agreement.

                 RECOMMENDATIONS OF THE BOARDS OF DIRECTORS AND
                             REASONS FOR THE MERGER

LENNAR

     The Lennar Board believes the terms of the Merger are fair to, and in the best interests of, Lennar and Lennar's Stockholders. Accordingly, the Lennar Board has unanimously approved the Merger Agreement and the Merger and unanimously recommends that holders of Lennar Common Stock and Lennar Class B Stock vote for adoption of the Merger Agreement and approval of the Merger.

     The Lennar Board believes that the Merger will make Lennar a stronger homebuilding company. In particular, the Merger will (i) continue Lennar's strategy of becoming a significant participant in the California homebuilding market, a market in which Lennar was not present until 1996; (ii) enhance Lennar's presence in Phoenix, where it has been building homes for over 25 years and (iii) give Lennar a presence in Las Vegas, a market which Lennar believes is currently strong and provides opportunities for growth. According to homebuilding industry publications, as a result of the Merger, the Surviving Corporation will become the nation's fifth largest homebuilder based on 1996 homebuilding revenues and homes closed, and the largest homebuilder in the nation based on 1996 homebuilding earnings before interest and taxes. Also, because Greystone's net worth substantially exceeds the minimum needed for its operations, and that excess will be available after the Merger to support the combined homebuilding operations of Lennar and Greystone, the combination of Lennar and Greystone will enable Lennar to increase the portion of its net worth which Lennar will contribute to LNR, which should increase the value of the LNR shares Lennar Stockholders will receive in the Spin-Off.

     Prior to recommending action on the Merger, the Lennar Board reviewed various materials regarding the businesses, operations and financial condition of Greystone.

     The Merger was considered by the Lennar Board at meetings held on April 8, 1997, May 28, 1997 and June 10, 1997. In addition, on May 9, 1997, directors were sent a memorandum from Lennar's financial advisor, BT, regarding the proposed terms of the Merger and a draft of the Merger Agreement. Directors were sent an additional draft of the Merger Agreement prior to the June 10 meeting. At its meetings, the Lennar Board reviewed the terms and conditions of the transactions contemplated by the Merger Agreement and related agreements with Lennar's senior management, legal counsel and BT. In particular, Lennar's legal counsel discussed the terms of the Merger Agreement and the fiduciary duties of the Lennar Board with respect to the Merger. Senior management of Lennar discussed with the Lennar Board their belief, based on certain assumptions, that the Merger's effect on fully diluted operating earnings per share would be modestly accretive in the near term. In considering the Merger, the Lennar Board assumed for purposes of their consideration that there would be no benefit of operating synergies as a result of the Merger.

     During the May 28, 1997 meeting of the Lennar Board, BT made a detailed presentation regarding the proposed transaction. Representatives of Morgan Stanley also made a presentation to the Board about the Spin-Off which included the expected effects on the Merger. Representatives of BT discussed, among other things: (i) analyses of certain financial information of Greystone; (ii) historical price and trading information for Greystone Common Stock; (iii) a comparison of Lennar's and Greystone's businesses and historical results with those of other comparable publicly traded homebuilding companies; (iv) potential benefits to Lennar of the proposed Merger; (v) a pro forma analysis of the combined entity after the Merger, including share ownership, income statement items and balance sheet data; and (vi) the potential effect of the Merger on Lennar's earnings and the book value of its assets. Among the benefits of the Merger to Lennar which BT identified were that (a) it springboards the combined company to a pre-eminent market position, (b) it forms a diversified homebuilder focused on what BT called the nation's most attractive and fastest growing markets, (c) it creates significant presence in California for Lennar, (d) Lennar's future growth would be enhanced by increased size, access to capital and management depth, (e) Lennar would be better positioned to maintain value and act opportunistically in a cyclical downturn and (f) the transaction would provide significant liquidity for Lennar's common equity by increasing its market capitalization and making possible large institutional holders. BT was not asked to give its specific views as to the fairness of the transaction. Also,

Lennar did not request, and neither Morgan Stanley nor BT delivered, a formal opinion as to the fairness, from a financial point of view, of the terms of the Merger to Lennar Stockholders.

     BT's presentation included management projections of fiscal 1997 and 1998 revenues and net income both for Lennar's homebuilding and related operations and for Greystone. The projected revenues and net income of Lennar's homebuilding and related operations were revenues of $1.15 billion in 1997 and $1.34 billion in 1998 and net income of $52.3 million in 1997 and $62.8 million in 1998. The projected revenues and net income of Greystone were revenues of $617.6 million in 1997 and $669.9 million in 1998 and net income of $27.7 million in 1997 and $33.8 million in 1998. BT's presentation also included several analysts' estimates of Greystone's future per share earnings, including consensus estimates of $1.85 per share in 1997 and $2.24 per share in 1998 and of 5-year projected earnings per share growth of 18%. Although these projections were included in materials BT gave the directors, they are forward-looking statements and, like virtually all projections, are subject to a variety of uncertainties. As to both Lennar and Greystone, these include uncertainties because of the cyclical nature of the homebuilding business, both nationally and regionally, because of the sensitivity of the homebuilding business to changes in interest rates, and because of items discussed under "Risk Factors" and factors discussed in Lennar's and Greystone's filings under the Exchange Act. The projections were not a focal point of the directors' discussion of the Merger. The separate projections of net income of Lennar's homebuilding and related operations and of Greystone cannot be combined to form projections of the net income of the Surviving Corporation, because the separate projections do not take account of amortization of goodwill, the effects of purchase accounting or other changes which will or may result from the Merger. Further, the Lennar projections did not take account of restructuring charges which will result from the Spin-Off (which will be material) and included only preliminary allocations of 1997 overhead between Lennar and LNR. BT's presentation did not include analysts' estimates of Lennar's per share earnings. However, at September 25, 1997, analysts' consensus estimates (which did not take account of either the Spin-Off or the Merger) were that Lennar would have earnings per share of $2.84 in 1997 and $3.12 in 1998.

     In deciding to approve the Merger Agreement, the Lennar Board considered the items set forth above and a number of other factors, including, but not limited to (i) the current and historical market price of, and dividends on, Lennar Common Stock; (ii) the continued expansion of Lennar's homebuilding business in the California and Phoenix markets and its expansion into the Las Vegas market; (iii) the effect of the Merger upon the Spin-Off and the capitalization of LNR at the time of the Spin-Off (i.e., the fact that Lennar's acquiring Greystone's net worth would enable Lennar to transfer a greater portion of its net worth to LNR); (iv) the expected accounting treatment of the Merger; (v) the terms and conditions of the Merger Agreement; (vi) the tax treatment of the Merger; and (vii) the presentations and advice of its financial advisors and legal counsel, as discussed above. The Lennar Board did not assign any relative or specific weights to these factors and individual directors may have given different weights to different factors.

     BASED ON THE FOREGOING, THE LENNAR BOARD UNANIMOUSLY RECOMMENDS THAT LENNAR STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

GREYSTONE

     The Board of Directors of Greystone believes that the Merger achieves Greystone's strategic objective of becoming a larger, more geographically diversified and strongly capitalized homebuilder in a shorter period of time and with less risk than it could on its own. The Greystone Board believes that such strategic objective will enhance value for Greystone Stockholders.

     In reaching its determination to approve the Merger Agreement and recommend approval of the Merger by Greystone Stockholders, the Greystone Board considered a number of factors, including, without limitation, the following:

          (i) its knowledge of the historical and prospective business, operations, properties, assets, financial condition and operating results of Greystone;

          (ii) its belief that the Merger presented a unique growth and strategic opportunity for Greystone and Greystone Stockholders and its belief that such opportunity could be available only in the immediate time frame in connection with the proposed Lennar restructuring;

          (iii) the annual synergies and similar benefits contemplated to be obtained in the Merger, estimated to be between approximately $9.7 and $16.6 million (although there can be no assurance of realizing those synergies and the actual amount of those synergies can vary materially from this estimate), and the likely impact thereof on prospects of the combined entity for growth; in this regard, the Board also considered that the Merger was expected to result in synergies attributable to, among other things, consolidation of operations, mortgage and title synergies, additional leverage with subcontractors, cost of capital, and general overhead and public company expenses;

          (iv) its knowledge and review of the management team of Lennar and its belief that the Merger would provide Greystone Stockholders with an opportunity for smooth management succession;

          (v) its assessment of certain matters regarding the historical and prospective business, operations, properties, assets, financial condition and operating results of Lennar's homebuilding operations;

          (vi) its assessment of the prospects for the combined entity and its belief that the businesses of the two companies were complementary and that the growth potential of the combined entity was greater than that of Greystone alone;

          (vii) its belief that the prospects for the California homebuilding market were strong, its belief that access to Lennar's desirable undeveloped land assets in California would enhance Greystone's growth prospects in the California market, and its belief that the geographic diversification and size of the combined entity would protect the combined company in the event of regional downturns in the future;

          (viii) its assessment, based upon, among other things, the process undertaken on behalf of Greystone in contacting third parties regarding their potential interest in a business combination involving Greystone, of the likely strategic alternative business combinations available to Greystone and the Board's belief that a transaction with Lennar represented the best opportunity for realizing the highest value for Greystone Stockholders;

          (ix) the terms of the Merger Agreement, the Miller Agreement and the Warburg Agreement (see "The Merger" and "The Merger -- Voting Agreements"), including the prohibition on the solicitation of other offers and the circumstances and conditions under which Greystone would be able to pursue unsolicited alternative proposals;

          (x) the matters set forth herein under "The Merger -- Interests of Certain Persons in the Merger;"

          (xi) its belief that the combined entity would be well-capitalized and have lower costs of capital than Greystone alone;

          (xii) its belief that Lennar's mortgage operations would complement Greystone's mortgage brokerage business and enhance the combined company's prospects;

          (xiii) the historical trading prices for Greystone Common Stock, on the one hand, and estimates of trading prices for the Surviving Corporation Common Stock under a series of assumptions, on the other; in this regard, the Greystone Board considered that larger, geographically diverse homebuilding companies had historically traded at greater price to earnings multiples than smaller, regional homebuilders and that, as a result, although there could be no assurance, the Merger enhanced the prospects for a higher trading multiple;

          (xiv) the opportunity for Greystone Stockholders to participate, after the Merger, in a larger, stronger, more geographically diversified company of which Greystone would become a significant part;

          (xv) its evaluation of the financial terms of the Merger and their effect on the Greystone Stockholders, including, among other things, the resulting relative interests of Greystone and Lennar Stockholders in the equity of the combined company, the guaranteed net worth of Lennar at the time of the Merger, and the creation of the Land Partnership;

          (xvi) the financial presentation and opinion of its financial advisor, Smith Barney to the effect that, as of June 10, 1997 and based upon and subject to certain matters set forth in its written opinion as of that date, the Exchange Ratio was fair to holders of Greystone Common Stock from a financial point of view. See "Opinion of Greystone's Financial Advisor;"

          (xvii) the terms of the proposed financing arrangements for the Surviving Corporation, the Separation Agreement, the Land Partnership and the related transaction documents; and

          (xviii) the fact that Leonard Miller, through his affiliates, would hold equity in the combined company that would provide him with the ability to control the combined company and to elect a majority of the members of the board of directors of the combined company; in this regard the Greystone Board considered that the market and investment community had viewed favorably the control of Lennar by Mr. Miller and the fact that Mr. Miller had agreed to the vote in favor of the Amendment (as defined below). See "The Merger -- Voting Agreements; Miller Agreement."

     As an inherent part of the foregoing analysis, the Board evaluated Greystone's remaining independent as an alternative to the proposed transaction with Lennar. In this regard, the Board considered the factors described above, including without limitation (a) the Board's belief that the Merger (i) would both result in geographic diversification and enhance Greystone's growth prospects in California, (ii) would create a strongly capitalized homebuilder, and (iii) would provide an opportunity for smooth management succession and (b) the Board's belief (as discussed in clause (xiii) above and under "Opinion of Greystone's Financial Advisor") that, although there could be no assurance, the Merger enhanced the prospects for a higher trading multiple because larger, geographically diverse homebuilding companies had historically traded at greater price to earnings multiples than smaller, regional homebuilders. The Board concluded that the proposed transaction with Lennar represented a superior alternative for Greystone to remaining independent.

     The foregoing discussion of the information and factors considered by the Greystone Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Greystone Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Greystone Board may have given different weights to different factors. For a discussion of the interests of certain members of Greystone's management and the Greystone Board in the Merger, see "The Merger -- Interests of Certain Persons in the Merger."

     BASED ON THE FOREGOING, THE GREYSTONE BOARD UNANIMOUSLY RECOMMENDS THAT GREYSTONE STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

     In connection with Smith Barney's role as financial advisor to Greystone, Smith Barney was provided with certain scenarios of financial projections with respect to Greystone and Lennar prepared by the managements of the two companies. The Greystone financial projections utilized in Smith Barney's analyses reflected (i) 1997 revenues of $631.7 million and 1998 revenues of $687.9 million, (ii) 1997 EBITDA of $72.9 million and 1998 EBITDA of $82.9 million, and (iii) 1997 net income of $30.7 million and 1998 net income of $36.2 million. The Lennar projections showed (i) 1997 revenues of $1.12 billion and 1998 revenues of $1.33 billion, (ii) 1997 EBITDA of $133.7 million and 1998 EBITDA of $158.1 million, and (iii) 1997 net income of $54.9 million and 1998 net income of $65.9 million. Those projections led to projected Surviving Corporation EPS (on a post stock dividend basis) of $1.50 to $1.69 in 1997 and $1.80 to $1.98 in 1998 (assuming in each case that $0 to approximately $16.6 million of annual cost savings and other potential synergies anticipated by the management of Greystone were achieved). The Greystone and Lennar financial projections depend on future performance and numerous other factors, including those set forth under the heading "Risk Factors" and elsewhere in Greystone's and Lennar's Exchange Act filings and in this Joint Proxy Statement/Prospectus. Achievement of these projections is dependent on, among other things, California's recovery and the strength of the Florida, Arizona, Texas and Nevada new home markets, interest rate levels, general economic and industry conditions, consumer confidence and the ability of Greystone to obtain adequate supplies of lots at reasonable cost to meet demand and generate commensurate returns. Greystone and Lennar disclaim any duty to update such projections and make no representations as to whether such projections will be achieved or otherwise. These financial projections were provided as a part of ongoing dialogues with Smith Barney for purposes of its analysis and were not prepared with a view toward public disclosure. As such, the projections are necessarily incomplete in that they do not include all of the underlying assumptions and qualifications on which they were based or any limitations on their predictive value which may have been communicated to Smith Barney or may otherwise have been understood by Smith Barney because of Smith Barney's familiarity with the companies in the industry. No assurance can be given as to future performance and actual results may vary materially from these projections. Among other things, neither the 1997 Lennar projections nor the 1997 Surviving Corporation EPS projection took account of restructuring charges which will result from the Spin-Off (which will be material) and both of those projections included only preliminary allocations of goodwill and overhead between Lennar and LNR. Also, such projections do not include all purchase accounting adjustments.

                    OPINION OF GREYSTONE'S FINANCIAL ADVISOR

     Smith Barney was retained by Greystone to act as its financial advisor in connection with potential transactions involving Greystone, including the proposed Merger. In connection with such engagement, Greystone requested that Smith Barney evaluate the fairness, from a financial point of view, to the holders of Greystone Common Stock of the Exchange Ratio. On June 10, 1997, at a meeting of the Board of Directors of Greystone held to evaluate the proposed Merger, Smith Barney delivered an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated June 10, 1997) to the Board of Directors of Greystone to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Greystone Common Stock.

     In arriving at its opinion, Smith Barney reviewed the Merger Agreement and certain related documents, and held discussions with certain senior officers, directors and other representatives and advisors of Greystone and certain senior officers and other representatives and advisors of Lennar concerning the businesses, operations and prospects of Greystone and Lennar. Smith Barney examined certain publicly available business and financial information relating to Greystone and Lennar as well as certain financial forecasts and other information and data for Greystone and Lennar which were provided to or otherwise discussed with Smith Barney by the respective managements of Greystone and Lennar, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Greystone Common Stock; the historical and projected earnings and other operating data of Greystone and Lennar; and the capitalization and financial condition of Greystone and Lennar. Smith Barney also considered, to the extent publicly available, the financial terms of other transactions recently effected which Smith Barney considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Smith Barney considered relevant in evaluating those of Greystone and Lennar. Smith Barney also evaluated the potential pro forma financial impact of the Merger on Greystone. In connection with its engagement, Smith Barney was requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of Greystone. In addition to the foregoing, Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Smith Barney deemed appropriate in arriving at its opinion. Smith Barney noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Smith Barney as of the date of its opinion.

     In rendering its opinion, Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Smith Barney. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Smith Barney, the managements of Greystone and Lennar advised Smith Barney that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Greystone and Lennar as to the future financial performance of Greystone and Lennar and the strategic implications and operational benefits anticipated to result from the Merger. Smith Barney assumed, with the consent of the Board of Directors of Greystone, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Smith Barney also assumed that the Spin-Off, Stock Dividend and Land Partnership will be effected in accordance with the terms contemplated thereby prior to consummation of the Merger and, to the extent relevant to its analysis, evaluated Greystone and Lennar after giving effect to such transactions. Smith Barney did not express any opinion as to what the value of the Surviving Corporation Common Stock or Surviving Corporation Class B Common Stock actually will be when issued to Lennar stockholders pursuant to the Merger or the prices at which the Surviving Corporation Common Stock or Surviving Corporation Class B Common Stock will trade or otherwise be transferable subsequent to the Merger. Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Greystone and Lennar nor did Smith Barney make any physical inspection of the properties or assets of Greystone and Lennar. Although Smith Barney evaluated the Exchange Ratio from a financial point of view, Smith Barney was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiation between Greystone and Lennar. No other limitations were imposed by Greystone on Smith Barney with respect to the investigations made or procedures followed by Smith Barney in rendering its opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF SMITH BARNEY DATED JUNE 10, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX II AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. SMITH BARNEY HAS CONSENTED TO THE INCLUSION OF ITS OPINION LETTER AS ANNEX II HERETO. IN GIVING SUCH CONSENT, SMITH BARNEY DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER
SECTION 7 OF THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER, NOR DOES IT THEREBY ADMIT THAT IT IS AN EXPERT WITH RESPECT TO ANY PART OF THE REGISTRATION STATEMENT OF WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS IS A PART WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER. THE OPINION OF SMITH BARNEY IS DIRECTED TO THE BOARD OF DIRECTORS OF GREYSTONE AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE GREYSTONE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF SMITH BARNEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In preparing its opinion, Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Smith Barney's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Smith Barney made numerous assumptions with respect to Greystone, Lennar, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Greystone and Lennar. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainty. Smith Barney's opinion and analyses were only one of many factors considered by the Board of Directors of Greystone in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors or management of Greystone with respect to the Exchange Ratio or the proposed Merger.

     The following is a summary of the material financial analyses performed by Smith Barney in connection with its opinion dated June 10, 1997:

     Selected Company Analysis. Using publicly available information, Smith Barney analyzed, among other things, the market values and trading multiples of Greystone, Lennar and the following 18 selected publicly traded companies in the home building industry, consisting of (i) large national companies: Centex Corporation; and Pulte Corporation (the "Large National Companies"), (ii) small national companies: The Ryland Group Inc.; D.R. Horton, Inc.; and U.S. Home Corporation (the "Small National Companies"); (iii) large regional companies:
Kaufman and Broad Home Corporation; and Toll Brothers, Inc. (the "Large Regional Companies"); and (iv) small regional companies: Beazer Homes USA, Inc.; Continental Homes

Holding Corp.; Crossman Communities, Inc.; Del Webb Corporation; Engle Homes Inc.; Hovnanian Enterprises, Inc.; M.D.C. Holdings, Inc.; M/I Schottenstein Homes, Inc.; NVR, Inc.; Schuler Homes, Inc.; and Standard Pacific Corporation (the "Small Regional Companies" and, together with the Large National Companies, the Small National Companies and the Large Regional Companies, the "Selected Companies"). Smith Barney compared market values as multiples of estimated calendar 1997 and 1998 net income and book value, and adjusted market values (equity market value, plus total debt, minority interest and the book value of preferred stock, less cash and cash equivalents) as multiples of, among other things, latest 12 months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Smith Barney also compared the implied trading multiples of Greystone, Lennar and the Selected Companies. Net income projections for the Selected Companies were based on estimates of selected investment banking firms and net income projections for Greystone and Lennar were based on internal estimates of the managements of Greystone and Lennar. All multiples were based on closing stock prices as of June 6, 1997. With respect to the Selected Companies analyzed, Smith Barney focused primarily on the Small Regional Companies in the case of Greystone and the Large Regional Companies in the case of Lennar, which companies Smith Barney considered to be most similar to Greystone and Lennar, respectively. Applying a range of selected multiples for the Small Regional Companies of estimated calendar 1997 and estimated calendar 1998 net income, book value and latest 12 months EBITDA of 6.6x to 8.0x, 6.0x to 7.3x, 0.9x to 1.1x and 5.6x to 6.8x, respectively, to corresponding financial data for Greystone resulted in an equity reference range for Greystone of approximately $11.92 to $15.06 per share. Applying a range of selected multiples for the Large Regional Companies of estimated calendar 1997 and estimated calendar 1998 net income, book value and latest 12 months EBITDA of 8.8x to 10.7x, 7.6x to 9.3x, 1.7x to 2.0x and 6.7x to 8.2x, respectively, to corresponding financial data for Lennar after giving effect to the pro forma number of shares to be received by Lennar stockholders in the Merger (before adjustment for the Stock Dividend) resulted in equity reference ranges for Lennar of approximately $14.39 to $17.39 per share (after applying book value multiples) and approximately $15.75 to $19.72 per share (before applying book value multiples). The average multiples of estimated calendar 1997 and 1998 net income, book value and EBITDA for the Selected Companies were 10.9x, 10.2x, 1.1x and 8.3x, respectively (for the Large National Companies), 10.3x, 8.7x, 1.1x and 8.6x, respectively (for the Small National Companies), 9.7x, 8.4x, 1.8x and 7.5x, respectively (for the Large Regional Companies) and 7.3x, 6.7x, 1.0x and 6.2x, respectively (for the Small Regional Companies), as compared to corresponding multiples for Greystone of 9.0x, 7.4x, 1.6x and 7.4x, respectively (based on estimates of selected investment banking firms) and 8.1x, 6.9x, 1.6x and 6.6x, respectively (based on internal estimates of the management of Greystone), and as compared to corresponding multiples for Lennar of 9.3x, 8.4x, 1.3x and 7.1x, respectively. Based on internal estimates of the managements of Greystone and Lennar as to the estimated calendar 1997 net income of the Surviving Corporation and estimates of the management of Greystone as to certain cost savings and other potential synergies anticipated by the management of Greystone to result from the Merger and applying Lennar's estimated calendar 1997 net income multiple of 9.3x to corresponding financial data for the Surviving Corporation resulted in an implied equity value for the Surviving Corporation of approximately $17.39 per share (before adjustment for the Stock Dividend). Based on such estimates and applying the range of estimated calendar 1997 net income multiples of the Large National Companies of 10.0x to 11.9x to corresponding financial data for the Surviving Corporation resulted in an implied equity reference range for the Surviving Corporation of approximately $18.70 to $22.25 per share (before adjustment for the Stock Dividend). For post-Stock Dividend information, see the last paragraph of "Recommendations of the Boards of Directors and Reasons for the Merger -- Greystone."

     Selected Merger and Acquisition Transactions Analysis. Using publicly available information, Smith Barney reviewed the purchase prices and implied transaction multiples paid or proposed to be paid in 22 selected transactions in the home building industry, consisting of (acquiror/target): Crossman Communities, Inc./Don Galloway Homes, Inc.; The Fortress Group, Inc./Wilshire Homes, Inc.; The Fortress Group, Inc./ D.W. Hudson Construction Company; D.R. Horton, Inc./Torrey Homes, Inc.; D.R. Horton, Inc./SGS Communities, Inc.; D.R. Horton, Inc./Trimark Communities LLC; Beazer Homes USA, Inc./Trendmaker, Inc.; Continental Homes Holding Corp./Westchester Modular Homes; Kaufman and Broad Home Corporation/ Rayco Ltd.; Beazer Homes USA, Inc./Del Mar Custom Homes Development Inc.; M.D.C. Holdings, Inc./ Kemper Builders Inc.; D.R. Horton, Inc./Regency Development, Inc.; D.R. Horton, Inc./Arappco Homes;

Beazer Homes USA, Inc./Bramalea Homes Texas, Inc.; Continental Homes Holding Corp./Hefter Realty; Eagle Homes Inc./Park Homes West Inc.; Washington Homes Inc./Westminster Homes, Inc.; Continental Homes Holding Corp./Aspen Homes; D.R. Horton, Inc./Joseph M. Miller Construction and Argus Development; Continental Homes Holding Corp./Milburn Investments Inc.; Beazer Homes USA, Inc./Watt Housing Corporation; and Capital Pacific Homes/JM Peters of Arizona Inc. (collectively, the "Selected Transactions"). Smith Barney compared transaction values in the Selected Transactions as a multiple of, among other things, book value. Applying a range of selected multiples (excluding outliers) for the Selected Transactions of latest 12 months book value of 1.5x to 2.0x to corresponding financial data for Greystone resulted in an equity reference range for Greystone of approximately $15.51 to $20.68 per share.

     No company, transaction or business used in the "Selected Company Analysis" or "Selected Merger and Acquisition Transactions Analysis" as a comparison is identical to Greystone, Lennar or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, the Selected Transactions or the business segment, company or transaction to which they are being compared.

     Contribution Analysis. Smith Barney analyzed the respective contributions of Greystone and Lennar to, among other things, the estimated revenue, EBITDA, net income and book value of the Surviving Corporation for fiscal years 1997 and 1998, based on internal estimates of the managements of Greystone and Lennar, both before and after giving effect to certain cost savings and other potential synergies anticipated by the management of Greystone to result from the Merger. This analysis indicated that (i) before giving effect to certain cost savings and other potential synergies anticipated by the management of Greystone to result from the Merger, in fiscal year 1997, Greystone would contribute approximately 36.1% of revenue, 35.3% of EBITDA, 35.9% of net income and 45.8% of book value, and Lennar would contribute approximately 63.9% of revenue, 64.7% of EBITDA, 64.1% of net income and 54.2% of book value, of the Surviving Corporation and, in fiscal year 1998, Greystone would contribute approximately 34.0% of revenue, 34.4% of EBITDA and 35.4% of net income, and Lennar would contribute approximately 66.0% of revenue, 65.6% of EBITDA and 64.6% of net income, of the Surviving Corporation and (ii) after giving effect to certain cost savings and other potential synergies anticipated by the management of Greystone to result from the Merger, in fiscal year 1997, Greystone would contribute approximately 36.1% of revenue, 33.2% of EBITDA, 32.8% of net income and 45.8% of book value, and Lennar would contribute approximately 63.9% of revenue, 66.8% of EBITDA, 67.2% of net income and 54.2% of book value, of the Surviving Corporation and, in fiscal year 1998, Greystone would contribute approximately 34.0% of revenue, 32.6% of EBITDA and 32.9% of net income, and Lennar would contribute approximately 66.0% of revenue, 67.4% of EBITDA and 67.1% of net income, of the Surviving Corporation. Smith Barney also analyzed the relative equity value contributions of Greystone and Lennar to the Surviving Corporation based on, among other things, closing stock prices for Greystone Common Stock over specified periods and the estimated calendar 1997 and 1998 net income and estimated trading multiples of Lennar, which indicated average percentage equity value contributions of Greystone and Lennar of approximately 30% and 70%, respectively. Based on the Exchange Ratio, current stockholders of Greystone and Lennar would own approximately 32.0% and 68.0%, respectively, of the equity value of the Surviving Corporation upon consummation of the Merger and Greystone and Lennar would constitute approximately 34.3% and 65.7%, respectively, of the enterprise value of the Surviving Corporation. While such analyses indicate that Greystone's contribution to certain operational measures of the Surviving Corporation generally exceeds the equity ownership of Greystone's stockholders in the Surviving Corporation, the percentage which Greystone will constitute of the enterprise value of the Surviving Corporation roughly equates or, in certain instances, exceeds Greystone's contributions to such enterprise value. Such analyses also indicate that the equity ownership of Greystone's stockholders in the Surviving Corporation exceeds the relative equity value contribution of Greystone to the Surviving Corporation based on closing stock prices for Greystone Common Stock over specified periods and the estimated calendar 1997 and 1998 net income and estimated trading multiples of Lennar.

     Pro Forma Merger Analysis. Smith Barney analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on the Surviving Corporation's projected earnings per share ("EPS") for fiscal years 1997 and 1998 relative to Greystone's EPS on a stand-alone basis, based both on estimates of selected investment banking firms with respect to Greystone and internal estimates of the management of Greystone. The results of the pro forma merger analysis suggested that the Merger could be dilutive to Greystone's EPS in fiscal years 1997 and 1998 based on internal estimates of the management of Greystone by approximately (16.8)% to (6.6)% in fiscal year 1997 and approximately (14.6)% to (5.8)% in fiscal year 1998 assuming in each case $0 to approximately $16.6 million of cost savings and other potential synergies anticipated by the management of Greystone to result from the Merger were achieved, dilutive to Greystone's EPS based on estimates of selected investment banking firms by approximately (8.3)% to (1.7)% in fiscal year 1997 and by approximately (8.9)% to (1.5)% in fiscal year 1998, assuming $0 to $9.7 million and $0 to $13.1 million, respectively, of annual cost savings and other potential synergies were achieved, and accretive to Greystone's EPS in fiscal years 1997 and 1998 based on estimates of selected investment banking firms by approximately 0.6% and 3.0% in fiscal year 1997, assuming approximately $13.1 million and $16.6 million, respectively, of annual cost savings and other potential synergies were achieved, and by approximately 0.5% in fiscal year 1998, assuming approximately $16.6 million of such annual cost savings and other potential synergies were achieved. The actual results achieved by the Surviving Corporation may vary from projected results and the variations may be material.

     Discounted Cash Flow Analysis. Smith Barney did not perform a discounted cash flow analysis for purposes of its opinion. The effectiveness of a discounted cash flow analysis is dependent on, among other things, the reliability of estimated cash flows and terminal value. The cyclicality of the homebuilding industry undermines the emphasis placed by a discounted cash flow on the terminal value as well as the interim cash flows. Consequently, Smith Barney considered a discounted cash flow analysis to be a less reliable valuation methodology for purposes of its analyses.

     Other Factors and Comparative Analyses. In rendering its opinion, Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) indications of interest received from, and discussions with, third parties other than Lennar; (ii) historical and projected financial results of Greystone and Lennar; (iii) the history of trading prices and volume for Greystone Common Stock; (iv) selected published analysts' reports on Greystone and Lennar; and (v) the pro forma ownership of the Surviving Corporation.

     Pursuant to the terms of Smith Barney's engagement, Greystone has agreed to pay Smith Barney for its services in connection with the Merger an aggregate financial advisory fee of approximately $1.75 million. Greystone has also agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses incurred by Smith Barney in performing its services, including the fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

     Smith Barney has advised Greystone that, in the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of Greystone and Lennar for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Smith Barney has in the past provided investment banking and financial advisory services to Greystone unrelated to the proposed Merger, including acting as lead underwriter for Greystone's initial public offering, for which services Smith Barney has received compensation. In addition, Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Greystone and Lennar and their respective affiliates.

     Smith Barney is an internationally recognized investment banking firm and was selected by Greystone based on its experience, expertise and familiarity with Greystone and its business. Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

                                   THE MERGER

GENERAL

     The following summary of the material terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex I to this Joint Proxy Statement/Prospectus.

EFFECTIVE TIME AND EFFECT OF THE MERGER

     If the Merger is approved by the stockholders of Lennar and Greystone and all other conditions to the obligations of the parties to consummate the Merger are satisfied or waived, the Merger will become effective at 11:59 p.m. on the day that the Certificate of Merger is filed with the Secretary of State of Delaware (the "Effective Time"). The Effective Time is expected to occur on the business day after the day on which all the conditions to the obligations of the parties are fulfilled, but may be deferred until the last day of the month in which all the conditions are fulfilled. The Effective Time is expected to occur in the fourth calendar quarter of 1997. At the Effective Time, Lennar will be merged into Greystone and the separate corporate existence of Lennar will terminate, each then outstanding share of Lennar Common Stock will be converted automatically into one share of Surviving Corporation Common Stock and each then outstanding share of Lennar Class B Stock will be converted automatically into one share of Surviving Corporation Class B Stock. Each share of Greystone Common Stock (including Greystone Common Stock issued in the Stock Dividend) will, at and after the Effective Time, continue to be one share of Surviving Corporation Common Stock.

     As a result of the Merger, the name of the Surviving Corporation will be changed to "Lennar Corporation," the Certificate of Incorporation and Bylaws of the Surviving Corporation will be changed to be essentially the same as the pre-Merger certificate of incorporation and Bylaws of Lennar (except as described under "Comparative Rights of Stockholders"), pre-Merger directors of Lennar will occupy six of the eight places on the Surviving Corporation's Board of Directors, the pre-Merger executive officers of Lennar will become the executive officers of the Surviving Corporation and Lennar's current principal executive offices will become the principal executive offices of the Surviving Corporation. For accounting and consolidated tax purposes, the Merger will be treated as an acquisition of Greystone by Lennar.

     At the Effective Time, a certificate which represented Lennar Common Stock or Lennar Class B Stock will automatically become a certificate representing the number of shares of Surviving Corporation Common Stock or Surviving Corporation Class B Stock into which the Lennar Common Stock or Lennar Class B Stock represented by the certificate was converted.

     After the Effective Time, a certificate which represented a share of Greystone Common Stock before the Merger will represent a share of Surviving Corporation Common Stock. However, because the name of the Surviving Corporation will be "Lennar Corporation," promptly after the Effective Time, the Surviving Corporation will send the persons or entities who held Greystone Common Stock immediately before the Merger materials with which they can exchange their stock certificates for stock certificates which state they represent shares of Lennar Corporation common stock.

GREYSTONE STOCK DIVIDEND

     Prior to the Effective Time, Greystone intends to pay the Stock Dividend of .138 of a share of Greystone Common Stock per share of Greystone Common Stock to the holders of record of Greystone Common Stock on a record date prior to the Effective Time. Because of this Stock Dividend, the number of shares of Surviving Corporation Common Stock held by former Greystone Stockholders immediately after the Merger will be 1.138 times the number of shares which are outstanding as of the record date of the Stock Dividend. If the Merger is not consummated, Greystone does not intend to pay the Stock Dividend.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The obligations of each of Lennar and Greystone to consummate the Merger are subject to (a) obtaining the requisite approvals of the Merger Agreement and the Merger from the respective stockholders of Lennar and Greystone, (b) the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable,
(c) the absence of any judicial or governmental order which invalidates the Merger Agreement or the Spin-Off or restrains Lennar, Greystone or LNR from completing those transactions, and the absence of any action against Lennar or Greystone which presents a reasonable likelihood of resulting in an award of damages against the Surviving Corporation which would be material to the Surviving Corporation, (d) the completion of the Spin-Off, (e) the receipt of certain third party consents, (f) all representations and warranties of the other party being true and correct in all material respects on the closing date of the Merger and the delivery of officers' certificates to that effect and (g) the receipt of opinions of special tax counsel to Lennar and Greystone to the effect that the Merger constitutes a reorganization within the meaning of
Section 368(a)(1)(A) of the Code and will not result in gain or loss to their respective stockholders.

     Additional conditions to Lennar's obligation to consummate the Merger include (a) receipt of the Tax Ruling, which Lennar received on August 20, 1997, and (b) Greystone's having fulfilled in all material respects, all its obligations under the Merger Agreement required to have been fulfilled prior to the Effective Time.

     Additional conditions to Greystone's obligations to consummate the Merger include (a) Lennar's having fulfilled, in all material respects, all its obligations under the Merger Agreement required to have been fulfilled prior to the Effective Time, (b) the Surviving Corporation and Warburg having entered into a Registration Rights Agreement substantially in the form contemplated by the Merger Agreement and as described under "-- Registration Rights," (c) receipt of a certificate, dated the date of the consummation of the Merger, of Lennar's principal accounting officer to the effect that, based on the most recent available monthly consolidated financial statements of Lennar and its subsidiaries and all information of which such officer is aware concerning Lennar's activities and results of operations since the date of those financial statements, the stockholders equity of Lennar and its subsidiaries is at least equal to the Minimum Lennar Net Worth, (d) the execution of agreements with respect to the financing of the Surviving Corporation and the Land Partnership and the absence of conditions to the availability of such financing, (e) Lennar's receipt of good and valid title to a 50% general partner's interest in the Land Partnership, (f) confirmation that the indebtedness of LNR or its subsidiaries for which the Surviving Corporation will be primarily or contingently liable after the Spin-Off will not exceed $50 million, (g) Greystone's being reasonably satisfied with the documents reflecting, and the terms of, the transfer of assets from Lennar to the Land Partnership, (h) confirmation that neither Lennar nor any of its subsidiaries will have any primary or contingent liabilities with regard to indebtedness secured by properties which are owned by the Land Partnership (other than liability resulting from Lennar's status as a general partner of the Land Partnership), and (i) if the Spin-Off has occurred but the Tax Ruling has not been obtained, Greystone's having received the opinion of Rogers & Wells to the effect that the Distribution qualified as a distribution within the meaning of Section 355(a) of the Code and no gain or loss will be recognized by Lennar as a result of the Distribution.

     Neither party is obligated to consummate the Merger if any condition to its obligation is not satisfied or waived on or prior to the date of the Merger. Any of the conditions to the obligations of Lennar or Greystone to consummate the Merger may be waived. Neither Lennar nor Greystone has any present intention to waive or modify any such condition that it deems material.

LENNAR NET WORTH

     Lennar has agreed that at the Effective Time of the Merger, it will have an Effective Time Net Worth, after giving effect to the Spin-Off but without giving effect to the Merger, of (i) $200 million, plus (ii) if the Effective Time is after August 31, 1997, a sum per day from September 1, 1997 to the Effective Time intended to approximate the earnings of Lennar's homebuilding business during that period (although actual results could be materially greater or less than that sum). The Merger Agreement requires Lennar to cause its balance sheet as of the Effective Time to be audited by Deloitte & Touche LLP (Lennar's independent auditors). Ernst & Young LLP (Greystone's independent auditors) will review all material aspects of the audit performed by Deloitte & Touche LLP. The Merger Agreement includes procedures for resolving any disputes regarding Lennar's Effective Time Net Worth that may arise.

     In the principal agreement regarding the Spin-Off, Lennar and LNR have agreed that after Lennar's Effective Time Net Worth is determined, LNR will pay to Lennar, or Lennar will pay to LNR, any amount by which Lennar's Effective Time Net Worth is less or greater than $200 million plus the specified sum per day from September 1, 1997 to the Effective Time. See "Relationships Between Lennar and LNR -- The Spin-Off; The Separation and Distribution Agreement." The Merger Agreement requires the Surviving Corporation to enforce this agreement.

REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement, Lennar and Greystone have made various representations, warranties, covenants and agreements, relating to, among other things, their respective businesses and financial condition, the number of authorized shares of their capital stock, the accuracy of their various filings with the Commission and the IRS, the satisfaction of certain legal requirements for the Merger and the absence of certain material litigation. The representations and warranties of each of the parties to the Merger Agreement will expire at the Effective Time.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     The Merger Agreement provides that, prior to the Effective Time, each of Lennar and Greystone will operate its business in the ordinary course and in a manner consistent with past practice and generally provides for certain restrictions with respect to each of them on, among other things, the issuance or other disposition, encumbrance, purchase or repurchase of any shares of its capital stock; the purchase, acquisition, sale, disposition, pledge, mortgage, or other encumbrance of its property or assets; the declaration or payment of dividends or the making of any other distributions or repayments of debt to its Stockholders; the taking knowingly of any action that would prevent the Merger from qualifying as a "reorganization" within the meaning of 368(a) of the Code or that would prevent the Spin-Off from qualifying as a tax-free distribution under Section 355 of the Code; the amendment of the charters or bylaws of it or its subsidiaries; the incurrence of certain indebtedness; the making of certain capital expenditures; the making of certain loans or advances to, or entering into any material agreements or arrangements with its Stockholders, directors, officers, or employees; the granting of certain employee benefits or the adoption or amendment of employee benefit plans; the hiring of certain executive and management employees or certain actions relating to the entering into, amendment in any material respect of, or termination or waiver of any material right under, certain contracts or arrangements material to it.

INDEMNIFICATION AND INSURANCE

     The Merger Agreement provides that the Surviving Corporation will honor and maintain all indemnification, contribution or similar rights with respect to matters occurring on or prior to the Effective Time covering individuals who were directors, officers or employees of Greystone or any of its subsidiaries at or prior to the Effective Time. The Surviving Corporation has agreed to maintain in effect for not less than six years after the Effective Time, Greystone's policies of directors' and officers' liability insurance in effect on the date of the Merger Agreement, and from and after the Effective Time to continue to include as insureds the current and former officers, directors and employees of Greystone who were covered by those policies on the date of the Merger Agreement, with respect to all matters occurring on or prior to the Effective Time. The Surviving Corporation will also maintain in effect for at least three years after the Effective Time, directors' and officers' liability insurance with respect to matters occurring after the Effective Time. In addition, the Surviving Corporation will indemnify each present and former director and officer of Lennar and Greystone against costs and expenses incurred in connection with claims, proceedings and investigations arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, and relating to acts or omissions or alleged acts or omissions of the indemnified party in his or her capacity as a director or officer of Lennar or Greystone.

EXCLUSIVITY

     Each of Lennar and Greystone has agreed not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger or similar transaction involving it or any purchase of, or tender offer for, all or any significant portion of its equity securities or assets (an "Acquisition Proposal"). However, Greystone may, in response to an Acquisition Proposal which Greystone's Board of Directors determines, in good faith and after consultation with its independent financial adviser, would result in a transaction (an "Acquisition Transaction") which (i) would result in the Greystone Stockholders receiving consideration (without taking account of the Warburg Voting Agreement) with a fair value of more than $18.50 per share and (ii) is more favorable to Greystone Stockholders than the Merger, furnish confidential or non-public information to the potential acquiror and enter into discussions and negotiations with the potential acquiror.

     Greystone has the right to terminate the Merger Agreement if Greystone receives a Superior Proposal on or before August 9, 1997, its Board of Directors resolves to accept the Superior Proposal and gives Lennar at least 10 days' prior notice of Greystone's intention to terminate the Merger Agreement (which notice may not be revoked without Lennar's consent), and Greystone has paid Lennar $7.5 million. A "Superior Proposal" is an Acquisition Proposal which (i) would result in Greystone's receiving consideration with a fair value determined in good faith by Greystone's Board of Directors to be more than $18.50 per share, and (ii) is determined in good faith by Greystone's Board of Directors to be more favorable to Greystone Stockholders than the Merger.

     Greystone may also terminate the Merger Agreement if (i) a tender or exchange offer is commenced by a potential acquiror on or before August 9, 1997, for all outstanding shares of Greystone Common Stock for a consideration having a value of at least $18.50 per share, (ii) Greystone's Board of Directors determines in good faith, and after consultation with an independent financial adviser, that offer constitutes a Superior Proposal and resolves to accept the Superior Proposal or recommend to Greystone Stockholders that they tender their shares in response to the tender or exchange offer, or (iii) Greystone gives Lennar ten business days' prior notice of its intention to terminate the Merger Agreement (which notice may not be revoked without Lennar's consent) and Greystone has paid Lennar $7.5 million.

AMENDMENT, TERMINATION AND WAIVER

     The Merger Agreement may be amended at any time, whether prior to or after approval by the stockholders of Lennar and Greystone, provided that after the Merger Agreement has been approved and adopted by the stockholders, it may be amended only as permitted by applicable law. Under certain conditions, the Merger Agreement may be terminated prior to the Effective Time, whether prior to or after approval by the Lennar or Greystone Stockholders. The conditions under which the Merger Agreement may be terminated include termination by mutual consent of Lennar and Greystone; termination by either party if the Merger has not occurred by December 31, 1997 provided that the terminating party has not failed to fulfill any obligation under the Merger Agreement which has caused the failure of the Effective Time to occur on or before that date; termination by Lennar or Greystone in the event of either (i) a breach by the other party of a representation or warranty contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days, other than breaches that, in the aggregate, would not reasonably be expected to have a material adverse effect on Greystone or Lennar, (ii) a material breach by the other party of any of the covenants or agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after notice and (iii) termination by Greystone because of a Superior Proposal, as discussed above.

     Lennar has agreed to pay Greystone $5 million if the Tax Ruling has not been obtained by December 31, 1997 and Lennar or Greystone terminates the Merger Agreement at a time when, with certain exceptions, the other conditions to the Lennar's obligations to consummate the Merger have been fulfilled.

STOCK OPTIONS, COMPENSATION AND BENEFITS

     Lennar Options and Greystone Options outstanding as of the Effective Time will become options to purchase shares of Surviving Corporation Common Stock. Because of the Spin-Off, some Lennar Options which were outstanding at the time of the Spin-Off will entitle the holders to receive upon exercise, in addition to shares of Surviving Corporation Common Stock, the shares of LNR common stock the option holders would have received if they had exercised their options immediately before the record date for the Spin-Off. LNR has agreed to provide those shares to Lennar (and, therefore, to the Surviving Corporation) without cost.

     In order to take account of the Stock Dividend, when the Stock Dividend is paid, each Greystone Option will entitle the holder to purchase 1.138 times the number of shares to which it related prior to the Stock Dividend for a pre-share exercise price of the stock option prior to the Stock Dividend divided by 1.138. Also, as a result of the Merger, all Greystone Options which are outstanding at the Effective Time will become fully exercisable at the Effective Time.

     At June 30, 1997, the aggregate number of shares of Greystone Common Stock subject to outstanding Greystone Options was 675,810, at exercise prices of $1.83 per share (in the case of options of one director to purchase 14,282 shares granted prior to Greystone's initial public offering) and exercise prices ranging from $13.00 to $16.38 per share otherwise, and of which Greystone Options to purchase 394,277 shares were then exercisable. At June 30, 1997, the aggregate number of shares of Lennar Common Stock subject to outstanding Lennar Options was 1,287,900, at exercise prices which ranged from $6.54 to $27.00 per share, and of which Lennar Options to purchase 239,212 shares were then exercisable.

     Pursuant to the Merger Agreement, from the Effective Time and through December 31, 1997, the Surviving Corporation will provide for all Greystone employees incentive compensation, base compensation and benefits which in the aggregate are no less favorable than that provided by Greystone to its employees immediately prior to the Effective Time. Also, Lennar stated in the Merger Agreement that it was its current intention, although not a legal obligation, to provide during the year ended December 31, 1998, incentive compensation, benefits and base compensation to Greystone employees which, in aggregate, is at least equal to that in the year ending December 31, 1997. Greystone employees will receive full credit for all service with Greystone for purposes of all compensation and benefit plans and policies, except to the extent that treatment would result in duplication of benefits.

VOTING AGREEMENTS

     Warburg Agreement. As an inducement to Lennar to enter into the Merger Agreement, Warburg, Greystone and Lennar entered into an agreement (the "Warburg Agreement") in which Warburg agreed, subject to the terms and conditions thereof, to vote at least 50% of the outstanding Greystone Common Stock (i) in favor of the Merger, the adoption by Greystone of the Merger Agreement, other matters relating to the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement; and (ii) against any acquisitions or mergers involving Greystone or its shares, assets or subsidiaries, or any change in Greystone's directors or capitalization if they would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or would reasonably be likely to result in any of the conditions to Greystone's obligations under the Merger Agreement not being fulfilled.

     In addition, in the Warburg Agreement, Warburg agreed:

     - Not to dispose of Greystone Common Stock prior to the Effective Time unless the transferee agrees to be bound by the Warburg Agreement.

     - Not to enter into any voting arrangement prior to the Effective Time, other than for the purpose of voting its Greystone Common Stock as required by the Warburg Agreement.

     - If the Merger Agreement is terminated because of a Superior Proposal and if that Superior Proposal or any other Superior Proposal is consummated within one year, Warburg will pay Lennar any consideration Warburg receives in such Superior Proposal in excess of $17.50 per share of Greystone Common Stock, minus any taxes and any payments Warburg is required to make under Section 16(b) of the Exchange Act.

     - If the Merger occurs, not to sell or otherwise dispose of any Surviving Corporation Common Stock it receives as a result of the Merger until six months after the Effective Time.

     The provisions of the Warburg Agreement described above (other than in the last paragraph) will be terminated at the earliest of (i) 10 days after the Final Date (as defined in the Warburg Agreement), (ii) the time when the Merger Agreement is terminated in connection with a Superior Proposal, subject to compliance with the conditions discussed above, or (iii) the Effective Time. In addition, such covenants and agreements of the Warburg Agreement will end in the event that at any time the Miller Agreement is not enforceable against the Miller Entities or their successors or if the vote or consent of any holder of securities of Lennar other than the parties to the Miller Agreement is required to approve and adopt the Merger Agreement or to effect the transactions contemplated by the Merger Agreement or the Spin-Off.

     In the Warburg Agreement, Lennar agreed:

     - While Warburg and its affiliates own at least 5% of the Surviving Corporation Common Stock outstanding immediately following the Merger, adjusted for stock splits, stock dividends and similar recapitalizations, but not including stock otherwise issued after the Merger ("Adjusted Outstanding Stock"), the Surviving Corporation's Board of Directors will consist of not more than nine members, at least five of whom will not be officers or employees of the Surviving Corporation or its subsidiaries or officers, employees or directors of LNR or its subsidiaries.

     - While Warburg and its affiliates beneficially own 10% or more of the Adjusted Outstanding Stock, Warburg may nominate two nominees for the Surviving Corporation Board, and the Surviving Corporation will recommend that its stockholders vote for those nominees.

     - While Warburg and its affiliates beneficially own between 5% and 10% of the Adjusted Outstanding Stock, Warburg may nominate one nominee for the Surviving Corporation Board, and the Surviving Corporation will recommend that its stockholders vote for those nominees.

     - While Warburg and its affiliates beneficially own 5% or more of the Adjusted Outstanding Stock, at Warburg's request one of its nominees will be made a member of the Independent Directors Committee established pursuant to the Bylaws and each other committee of the Surviving Corporation's Board, except the Executive Committee.

     - While Warburg and its affiliates beneficially own 5% or more of the Adjusted Outstanding Stock, the Surviving Corporation will not, and will not permit any of its subsidiaries to, without Warburg's consent, (i) issue shares of Surviving Corporation Common Stock (or convertible or exchangeable securities) representing 20% of the Adjusted Outstanding Stock in any three year period following the Effective Time, or (ii) acquire in any transaction or series of related transactions assets or properties with an aggregate fair market value of more than $100 million (other than in the ordinary course of business consistent with past practices in states in which the Surviving Corporation operates at the Effective Time).

     Miller Agreement. As an inducement to Greystone to enter into the Merger Agreement and an inducement to Warburg to enter into the Warburg Agreement, Leonard Miller and his family partnerships agreed in a voting agreement (the "Miller Agreement") to vote all the Lennar Class B Stock they own (the "Miller Shares") (i) in favor of the Merger, the adoption by Lennar of the Merger Agreement, other matters relating to the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement; and (ii) against any acquisition or merger involving Lennar or its shares, assets or subsidiaries, and certain other actions, if they would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or would reasonably be likely to result in any of the conditions to Lennar's obligations under the Merger Agreement not being fulfilled. The Miller Shares include 99.6% of the outstanding Lennar Class B Stock, and are entitled to 79% of the votes which may be cast with regard to the Merger.

     In addition, in the Miller Agreement, Leonard Miller and the partnerships agreed:

     - Not to enter into any voting arrangement prior to the Effective Time, other than for the purpose of voting the Miller Shares as required by the Miller Agreement.

     - For as long as Warburg is entitled to nominate persons to serve as directors of the Surviving Corporation, to vote all equity securities of the Surviving Corporation owned by them in favor of the election of the Warburg nominees, and against their removal from the Surviving Corporation Board.

     - To vote all equity securities of the Surviving Corporation owned by them, and take any other necessary actions, to insure that for as long as Warburg owns 5% or more of the Adjusted Outstanding Stock the Surviving Corporation's Board of Directors will consist of no more than nine persons, at least of five of whom will not be officers or employees of the Surviving Corporation or directors, officers or employees of LNR.

     - To vote all their shares of Surviving Corporation Common Stock or Class B Common Stock in favor of an amendment (the "Amendment") to the Surviving Corporation's Certificate of Incorporation providing that any merger, consolidation or other business combination in which the consideration received by a holder of Surviving Corporation Class B Common Stock is different from the type or amount of consideration received by a holder of a share of Surviving Corporation Common Stock (a "Special Matter"), must be approved by the affirmative vote of holders of at least a majority of the outstanding shares of Surviving Corporation Common Stock, as well as by the vote otherwise required by the Surviving Corporation's Certificate of Incorporation or Bylaws or applicable rules of a securities exchange. As discussed under " -- Litigation" below, Warburg has agreed that, if the Settlement (as defined below) is approved and if the Amendment is adopted at the 1998 annual meeting, in the event that any vote or consent with respect to a Special Matter is submitted to stockholders of the Surviving Corporation during the three-year period after the Effective Time, Warburg will vote any shares of Surviving Corporation Common Stock which it continues to hold on a pro rata basis with the other holders of Surviving Corporation Common Stock.

     - Until November 30, 1999, they will not dispose of stock of the Surviving Corporation which they receive as a result of the Merger unless (i) the transferee agrees to be bound by the Miller Agreement or (ii) after the sale, Leonard Miller and the partnerships will hold in aggregate shares representing more than 50% of the vote in an election of directors of the Surviving Corporation. Such holders also agreed that prior to the first to occur of the second anniversary of the Merger or the effectiveness of the Amendment, none of such holders will vote any equity securities of the Surviving Corporation owned by them in favor of any merger, consolidation or other business combination that, if the Amendment were effective, would require the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Surviving Corporation Common Stock voting as a single class. The Surviving Corporation expects to submit the Amendment to stockholders for approval at the 1998 Annual Meeting.

REGISTRATION RIGHTS

     In connection with the Merger, the Surviving Corporation will enter into a Registration Rights Agreement in which the Surviving Corporation agrees, among other things, to (i) at the request of holders of at least 50% of the shares issued to Warburg and executives of Greystone in the Merger ("Requesting Holders"), file a shelf registration statement under the Securities Act and keep it effective for at least two years, (ii) at the request of Requesting Holders file additional registration statements covering the Surviving Corporation Common Stock held by Warburg or such executives of Greystone on not more than three occasions during the ten years following the Merger and (iii) at the request of Requesting Holders, include the Requesting Holders' Surviving Corporation Common Stock in any other registration statements filed by the Surviving Corporation during the ten years after the Merger (other than registration statements relating to business combinations or employee benefit plans), unless the managing underwriter of the offering to which a registration statement relates delivers a written opinion to the Surviving Corporation to the effect that inclusion of those shares in the registration statement would adversely affect the success of the offering.

LITIGATION

     On June 16, 1997, a stockholder of Greystone filed suit in the Court of Chancery of the State of Delaware, New Castle County, against Greystone, its directors, Warburg and Lennar, alleging that the individual defendants and Warburg, among other things, "breached their fiduciary duties by undertaking the sale of [Greystone] without giving adequate consideration to all feasible and value-maximizing strategic alternatives." The suit alleged that Lennar knowingly aided and abetted the alleged breaches of fiduciary duties and that "the proposed transaction between [Greystone] and Lennar could not take place without the knowing participation of Lennar." On August 26, 1997, another Greystone Stockholder filed a separate lawsuit in the same court, based on substantially similar allegations and naming the same parties, except Lennar, as defendants.

     The plaintiffs in both actions seek an order permitting the action to be maintained as a class action, preliminarily and permanently enjoining the defendants from proceeding with or closing the Merger, rescinding the Merger if it is consummated, directing the defendants to account to the plaintiff for all damages, profits and special benefits obtained from their alleged unlawful conduct, and awarding the plaintiff costs for maintaining the action (including reasonable attorneys' fees) and such other relief as the court deems just and proper.

     On July 30, 1997, the plaintiff in the first stockholder lawsuit filed with the court a notice dismissing that lawsuit as to Lennar only. On September 23, 1997, the remaining parties to the two lawsuits entered into a memorandum of understanding memorializing an agreement in principle for the settlement of the lawsuits (the "Settlement"), subject to certain conditions, including the preparation and execution of definitive documentation necessary for the Settlement, and the approval of the Settlement by the Delaware Chancery Court following a hearing that will be held upon appropriate notice to Greystone Stockholders who are members of the putative class on whose behalf the lawsuits were brought. As part of the Settlement, Warburg agreed to the limitation on its vote, described under "-- Voting Agreements" above, if the stockholders of the Surviving Corporation approve the Amendment expected to be submitted at the 1998 Annual Meeting, and certain revisions were made in this Joint Proxy Statement/Prospectus after consideration of comments received by counsel for plaintiffs in the lawsuits.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Greystone Board and the Lennar Board with respect to the Merger, stockholders should be aware that certain directors and officers of Greystone and Lennar have interests in the Merger different from the interests of the other stockholders.

     Prior to the execution and delivery of the Merger Agreement, Greystone and each of Jack R. Harter, Chairman, President and Chief Executive Officer of Greystone, and Antonio B. Mon, Vice Chairman and Chief Financial Officer of Greystone agreed that, effective as of the Effective Time, the preexisting employment agreements dated as of January 1, 1996 of each of Mr. Harter and Mr. Mon (the "Prior Agreements") would be terminated and, in lieu thereof, each of Mr. Harter and Mr. Mon and Greystone Homes, Inc., a wholly owned subsidiary of Greystone, would enter into new employment agreements (the "Employment Agreements"). Pursuant to the foregoing, immediately prior to the Effective Time, Mr. Harter and Mr. Mon would receive payments from Greystone of $1,750,000 and $1,200,000, respectively. In addition, each of Mr. Harter and Mr. Mon would be entitled to base compensation ($45,833 per month and $41,667 per month, respectively) through December 31, 1997 and to a 1997 annual incentive compensation bonus ($825,000 and $750,000, respectively) to be paid no later than February 15, 1998.

     Pursuant to the Employment Agreements with Greystone Homes, Inc., each of Mr. Harter and Mr. Mon will have the same officer titles with Greystone Homes, Inc. as they had with Greystone under the Prior Agreements and will work on a full-time basis through March 31, 1998 and on a part-time basis through June 30, 1998 for aggregate consideration of $600,000 each. The compensation payable under the Employment Agreements will continue to be payable notwithstanding the termination of the employment of Mr. Harter or Mr. Mon for any reason other than for cause. In the event of termination for cause, Mr. Harter or Mr. Mon, respectively, will be entitled to receive all base salary earned to the date of termination, but will forfeit all rights to subsequent bonus payments. Each of Mr. Harter and Mr. Mon will also continue to be entitled to indemnification protections (which indemnify Mr. Harter and Mr. Mon, respectively, to the maximum extent permitted by law from damages, losses and expenses incurred by reason of serving as a director, officer or employee) and certain other employee benefits and will not be considered to have terminated employment for any purposes. Mr. Mon's Employment Agreement prohibits Mr. Mon from competing with Greystone Homes, Inc. through March 31, 1999 for consideration of $400,000. Neither Mr. Harter nor Mr. Mon will be employed directly by the Surviving Corporation.

     In addition, in connection with the Merger, the Company also entered into agreements with each of Mr. Peter Kiesecker, President of Greystone Homes, Inc. and Senior Vice President -- Homebuilding Operations of Greystone, and Mr. Bruce Gross, Senior Vice President, Controller and Treasurer of Greystone, pursuant to which employment agreements with each such executive were terminated. In lieu thereof, such executives will be entitled to receive an aggregate amount equal to $400,000 in the case of Mr. Kiesecker and $320,000 in the case of Mr. Gross and the payout of previously deferred bonuses under previous years' MICP (as defined below). Each of Mr. Kiesecker and Mr. Gross have agreed to continue their employment with the Surviving Corporation. Mr. Kiesecker will continue to direct the Operations of the Surviving Corporation's Pacific Greystone divisions and Mr. Gross will continue to direct the financial operations of the Surviving Corporation's Pacific Greystone divisions, and each of them will participate in the MICP for the 1997 year to be paid no later than February 15, 1998. Neither Mr. Kiesecker nor Mr. Gross has employment agreements with the Surviving Corporation.

     In addition, on May 22, 1997, the Compensation Committee of the Board of Directors awarded Mr. Harter and Mr. Mon options to purchase, respectively, 45,000 and 40,000 shares of Greystone Common Stock under Greystone's 1996 Employee Stock Option and Award Plan, as amended (the "1996 Plan"). Such options have an exercise price of $15.88 per share. Such grants were ratified by the full Board of Directors on May 30, 1997. At the May 30, 1997 meeting of the Board of Directors, David Kaplan, a member of the Board of Directors, was awarded an option to purchase 10,000 shares of Greystone Common Stock under Greystone's Amended and Restated 1995 Eligible Directors Stock Option Plan, as amended (the "Director's Plan"). Such options have an exercise price of $16.38 per share. Such award was in addition to the automatic annual grant provision of such plan.

     In addition, prior to the execution and delivery of the Merger Agreement, the Management Incentive Compensation Plan of Greystone (the "MICP") was amended to provide that 1997 bonus award calculations will be made as if the Merger had not occurred, that determinations with respect thereto will be made solely by Mr. Harter and Mr. Leibowitz and that such amounts will be paid no later than February 15, 1998, in accordance with the MICP, except that no portion of the awards for corporate participants will be deferred. Also, at the Effective Time, all corporate participants in the MICP will receive payouts of previously deferred bonuses under prior year plan awards (without regard to whether such participants continue employment with the Surviving Corporation) and all other participants will be entitled to receive payouts of prior year awards if their employment with the Surviving Corporation is terminated without cause prior to December 31, 1998.

     Certain of the payment obligations after the Effective Time under the foregoing items will be supported by a rabbi trust.

     The Board of Directors determined pursuant to the 1996 Plan that all stock option awards thereunder would survive the Merger and remain exercisable in accordance with their respective terms.

     Greystone's deferred compensation plan, which was funded by eligible employees' voluntary and contractual contributions, was terminated effective June 30, 1997 and all accrued amounts under such plan were paid out effective July 1, 1997.

     The Merger Agreement provides that Sidney Lapidus and Reuben S. Leibowitz, each of whom is a Managing Director of E.M. Warburg Pincus & Co. LLC and currently a member of the Board of Directors of Greystone, will each remain as a director of the Surviving Corporation. In addition, Warburg will be entitled to the other benefits, and will be subject to the limitations, described under the captions "The Merger -- Voting Agreements and The Merger -- Registration Rights."

     In addition to the benefits described above, each director and officer of Lennar or Greystone who is a participant in the employee benefit plans and stock option plans of those companies will be entitled to the benefits described under the caption "The Merger -- Stock Options, Compensation and Benefits." As to officers and directors of Lennar, the only benefit will be any increase in value of stock as to which they held options, or which is held for their accounts in Lennar's Employee Stock Ownership Plan, which may result from the Merger.

     The Greystone Board was informed of the interests described above prior to approving the Merger Agreement and the Merger.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be treated as a purchase for accounting and financial reporting purposes.

REGULATORY APPROVALS

     Lennar and Greystone have been advised that the Merger is not subject to the notification requirements of the HSR Act. Neither of them is aware of any other regulatory approvals which are required with regard to the Merger, other than effectiveness of the Registration Statement under the Securities Act of 1933, of which this Joint Proxy Statement/ Prospectus is a part and the authorization for listing on the NYSE of the shares of Greystone Common Stock to be issued in the Merger.

RESALE OF LENNAR COMMON STOCK; AFFILIATES

     All shares of Surviving Corporation Common Stock received in the Merger by holders of Lennar Common Stock, and all shares of Surviving Corporation Common Stock owned immediately after the Merger by former Greystone stockholders, will be freely transferable, except that Surviving Corporation Common Stock received by persons who are deemed to be "affiliates" of Lennar or Greystone prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 144 or 145 under the Securities Act, or as otherwise permitted under the Securities Act. The affiliates of Lennar or Greystone include persons that control, are controlled by, or are under common control with, Greystone or Lennar, as the case may be, and may include certain officers and directors of those corporations, as well as the corporation's controlling stockholders.

NEW YORK STOCK EXCHANGE LISTING

     Both the Lennar Common Stock and the Greystone Common Stock are listed on the NYSE. It is expected that the Surviving Corporation Common Stock which will be outstanding after the Merger will be listed on the NYSE and will trade under the symbol "LEN."

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following pro forma combined condensed financial statements give effect to the Spin-Off, the formation of the Land Partnership, the Stock Dividend and the Merger. The Merger will be accounted for as a purchase of Greystone by Lennar under generally accepted accounting principles. The pro forma combined condensed financial statements reflect the operations of Lennar and Greystone for the six months ended May 31 and June 30, 1997, respectively, and for the years ended November 30 and December 31, 1996, respectively. The pro forma balance sheet assumes the Spin-Off, the formation of the Land Partnership, the Stock Dividend and the Merger occurred on the date of the balance sheet. The pro forma statements of earnings assume the Spin-Off, the formation of the Land Partnership, the Stock Dividend and the Merger occurred at the beginning of the period presented.

     The historical financial information of Lennar as of and for the six months ended May 31, 1997 and for the year ended November 30, 1996 have been derived from the Lennar financial statements which are incorporated herein by reference. The historical financial information of Greystone as of and for the six months ended June 30, 1997 and for the year ended December 31, 1996 have been derived from the Greystone financial statements which are incorporated herein by reference. The pro forma financial statements should be read in conjunction with the accompanying notes and with the historical consolidated financial statements of Lennar and Greystone incorporated herein by reference.

     The unaudited pro forma financial statements have been included for comparative purposes only. As further discussed in the accompanying notes, the pro forma financial statements do not purport to show what the financial position or operating results would have been if the Spin-Off, the formation of the Land Partnership, the Stock Dividend and the Merger had been consummated as of the dates indicated and should not be construed as representative of future financial position or operating results.

                             SURVIVING CORPORATION

               PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                                  (UNAUDITED)
                     SIX MONTHS ENDED MAY 31,/JUNE 30, 1997

                                                                              HISTORICAL
                                  HISTORICAL                     PRO FORMA      PACIFIC
                                    LENNAR                      PRE MERGER     GREYSTONE      MERGER       PRO FORMA
                                  CORPORATION    SPIN-OFF         LENNAR      CORPORATION   ADJUSTMENTS    SURVIVING
                                      (7)       ADJUSTMENTS     CORPORATION       (6)           (4)       CORPORATION
                                  -----------   -----------     -----------   -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Homebuilding..................   $ 455,271     $ (24,501)(1)   $ 430,015     $ 250,724      $     0      $ 680,739
                                                      (755)(2)
  Investment....................      78,437       (78,437)(1)           0             0            0              0
  Financial services............      46,404       (25,127)(1)      21,277         1,485            0         22,762
  Limited-purpose finance
    subsidiaries................       2,704             0           2,704             0            0          2,704
                                    --------       -------         -------       -------        -----        -------
  Total revenues................     582,816      (128,820)        453,996       252,209            0        706,205
                                    --------       -------         -------       -------        -----        -------
COSTS AND EXPENSES:
  Homebuilding..................     422,691       (18,294)(1)     402,961       219,067            0        622,028
                                                    (1,436)(2)
  Investment....................      41,434       (41,434)(1)           0             0            0              0
  Financial services............      25,995       (10,223)(1)      15,772         1,246            0         17,018
  Limited-purpose finance
    subsidiaries................       2,704             0           2,704             0            0          2,704
  Corporate general and
    administrative..............       6,610        (1,653)(1)       4,957         4,363        1,312(3)      10,632
  Interest......................      15,462       (10,122)(1)       5,340         7,797         (597)(3)     12,540
                                    --------       -------         -------       -------        -----        -------
  Total costs and expenses......     514,896       (83,162)        431,734       232,473          715        664,922
                                    --------       -------         -------       -------        -----        -------
EARNINGS BEFORE INCOME TAXES....      67,920       (45,658)         22,262        19,736         (715)        41,283
Income taxes....................      26,489       (17,807)(1,2)      8,682        8,052          233(3)      16,967
                                    --------       -------         -------       -------        -----        -------
Net earnings....................   $  41,431     $ (27,851)      $  13,580     $  11,684      $  (948)     $  24,316
                                    ========       =======         =======       =======        =====        =======
Average shares..................      36,300                                      14,960                      53,000(5)
                                    ========                                     =======                     =======
NET EARNINGS PER SHARE..........   $    1.14                                   $    0.78                   $    0.46
                                    ========                                     =======                     =======

---------------
(1) Represents adjustments to exclude the results of LNR and the Land Partnership, as if the Spin-Off had occurred, and the Land Partnership had been formed, on December 1, 1996.

(2) Represents adjustments to include management fees and equity in earnings from the Land Partnership.

(3) Represents preliminary purchase adjustments for amortization of goodwill over a 20 year period (included in corporate general and administrative expenses), and the amortization of the premium on debt on a level yield method (included in interest expense) and its related tax effect, as if the Merger had occurred on December 1, 1996. Actual adjustments will be based on the fair value of the assets and liabilities of Greystone at the time of the Merger in accordance with Accounting Principles Board Opinion No. 16 ("APB 16").

(4) As of May 31, 1997, the Merger Adjustments in the Combined Condensed Balance Sheet reflect an increase in the inventories of Greystone to estimated fair value of approximately $13 million. This adjustment (not included in Merger Adjustments above) will increase cost of sales and decrease gross margin by approximately $13 million and will decrease net income by approximately $8 million (approximately $0.15 per share) in the first three to six months of the Surviving Corporation's operations.

(5) The pro forma average shares represent the average shares for historical Lennar and shares issued to Greystone Stockholders, giving effect to the Stock Dividend.

(6) Reclassifications have been made to conform to Lennar Corporation's historical presentation.

(7) When the measurement date is reached in the fourth quarter of 1997, Lennar will record a non-recurring restructuring charge for the estimated costs of the Spin-Off and the formation of the Land Partnership. This charge is currently estimated to be in the range of $20 million to $30 million, pre-tax.

                             SURVIVING CORPORATION

               PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                                  (UNAUDITED)
                   YEAR ENDED NOVEMBER 30,/DECEMBER 31, 1996

                                                                              HISTORICAL
                                  HISTORICAL                     PRO FORMA      PACIFIC
                                    LENNAR                      PRE MERGER     GREYSTONE      MERGER       PRO FORMA
                                  CORPORATION    SPIN-OFF         LENNAR      CORPORATION   ADJUSTMENTS    SURVIVING
                                      (7)       ADJUSTMENTS     CORPORATION       (6)           (4)       CORPORATION
                                  -----------   -----------     -----------   -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Homebuilding..................  $  952,648     $ (18,273)(1)   $ 933,588     $ 421,706      $     0     $1,355,294
                                                      (787)(2)
  Investment....................     139,500      (139,500)(1)           0             0            0              0
  Financial services............      82,577       (41,646)(1)      40,931         1,742            0         42,673
  Limited-purpose finance
    subsidiaries................       6,436             0           6,436             0            0          6,436
                                  ----------      --------         -------       -------       ------      ---------
  Total revenues................   1,181,161      (200,206)        980,955       423,448            0      1,404,403
                                  ----------      --------         -------       -------       ------      ---------
COSTS AND EXPENSES:
  Homebuilding..................     861,582        (6,874)(1)     847,738       364,444            0      1,212,182
                                                    (6,970)(2)
  Investment....................      71,548       (71,548)(1)           0             0            0              0
  Financial services............      53,924       (17,751)(1)      36,173         1,440            0         37,613
  Limited-purpose finance
    subsidiaries................       6,439             0           6,439             0            0          6,439
  Corporate general and
    administrative..............      12,396        (3,099)(1)       9,297         7,347        2,624(3)      19,268
  Interest......................      31,033       (14,800)(1)      16,233        16,957       (1,194)(3)     31,996
                                  ----------      --------         -------       -------       ------      ---------
  Total costs and expenses......   1,036,922      (121,042)        915,880       390,188        1,430      1,307,498
                                  ----------      --------         -------       -------       ------      ---------
EARNINGS BEFORE INCOME TAXES....     144,239       (79,164)         65,075        33,260       (1,430)        96,905
INCOME TAXES....................      56,253       (30,874)(1,2)     25,379       13,570          466(3)      39,415
                                  ----------      --------         -------       -------       ------      ---------
NET EARNINGS....................  $   87,986       (48,290)         39,696        19,690       (1,896)        57,490
                                  ==========      ========         =======       =======       ======      =========
AVERAGE SHARES..................      36,223                                      14,960                      53,000 (5)
                                  ==========                                     =======                   =========
NET EARNINGS PER SHARE..........  $     2.43                                   $    1.32(8)               $     1.08
                                  ==========                                     =======                   =========

---------------
(1) Represents adjustments to exclude the results of LNR and the Land Partnership, as if the Spin-Off had occurred, and the Land Partnership had been formed, on December 1, 1995.

(2) Represents adjustments to include management fees and equity in earnings from the Land Partnership.

(3) Represents preliminary purchase adjustments for amortization of goodwill over a 20 year period (included in corporate general and administrative expenses), and the amortization of the premium on debt on a level yield method (included in interest expense) and its related tax effect, as if the Merger had occurred on December 1, 1995. Actual adjustments will be based on the fair value of the assets and liabilities of Greystone at the time of the Merger in accordance with APB 16.

(4) As of May 31, 1997, the Merger Adjustments in the Combined Condensed Balance Sheet reflect an increase in the inventories of Greystone to estimated fair value of approximately $13 million. This adjustment (not included in Merger Adjustments above) will increase cost of sales and decrease gross margin by approximately $13 million and will decrease net income by approximately $8 million (approximately $0.15 per share) in the first three to six months of the Surviving Corporation's operations.

(5) The pro forma average shares represent the average shares for historical Lennar and shares issued to Greystone Stockholders, giving effect to the Stock Dividend.

(6) Reclassifications have been made to conform to Lennar Corporation's historical presentation.

(7) When the measurement date is reached in the fourth quarter of 1997, Lennar will record a non-recurring restructuring charge for the estimated costs of the Spin-Off and the formation of the Land Partnership. This charge is currently estimated to be in the range of $20 million to $30 million, pre-tax.

(8) Earnings per share are pro forma assuming that Greystone's initial public offering and recapitalization (which is described in the Greystone 10-K) occurred on January 1, 1996.

                             SURVIVING CORPORATION

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                             MAY 31,/JUNE 30, 1997

                                                                              HISTORICAL
                                                                 PRO FORMA      PACIFIC
                                  HISTORICAL                    PRE MERGER     GREYSTONE      MERGER       PRO FORMA
                                    LENNAR       SPIN-OFF         LENNAR      CORPORATION   ADJUSTMENTS    SURVIVING
                                  CORPORATION   ADJUSTMENTS     CORPORATION       (7)           (3)       CORPORATION
                                  -----------   -----------     -----------   -----------   -----------   -----------
                                                                    (IN THOUSANDS)

ASSETS
HOMEBUILDING, INVESTMENT AND
  FINANCIAL SERVICES:
  Homebuilding and investment
    assets:
  Cash and cash equivalents.....  $   15,828    $    (3,205)(1)  $  12,623     $  31,772      $     0     $   44,395
  Receivables, net..............      52,189        (11,872)(1)     40,317        10,153            0         50,470
  Inventories...................     838,177       (375,615)(1)    462,562       321,389       13,000(4)     796,951
  Land held for investment......      60,102        (60,102)(1)          0             0            0              0
  Investments in and advances to
    partnerships................     123,567        (36,869)(1)     86,698             0            0         86,698
  Other assets (including
    operating properties &
    equipment, net).............     401,789       (365,014)(1)     36,775        14,403       48,176(5)      99,354
  Financial services assets.....     379,163       (283,885)(1)     95,278           752            0         96,030
                                  ----------     ----------        -------       -------       ------      ---------
                                   1,870,815     (1,136,562)       734,253       378,469       61,176      1,173,898
                                  ----------     ----------        -------       -------       ------      ---------
LIMITED-PURPOSE FINANCE
  SUBSIDIARIES..................      55,022         (2,765)(2)     52,257             0            0         52,257
                                  ----------     ----------        -------       -------       ------      ---------
                                  $1,925,837    $(1,139,327)     $ 786,510     $ 378,469      $61,176     $1,226,155
                                  ==========     ==========        =======       =======       ======      =========

LIABILITIES AND STOCKHOLDERS'
  EQUITY
HOMEBUILDING, INVESTMENT AND
  FINANCIAL SERVICES:
  Homebuilding and investment
    liabilities:
  Accounts payable and other
    liabilities.................  $  197,453    $   (50,406)(1)  $ 147,047     $  32,935      $     0     $  179,982
  Mortgage notes and other debts
    payable.....................     669,408       (289,236)(1)    331,446       181,144       12,000(4)     524,590
                                                    (48,726)(2)
  Financial services
    liabilities.................     264,202       (208,442)(1)     55,760            23            0         55,783
                                  ----------     ----------        -------       -------       ------      ---------
                                   1,131,063       (596,810)       534,253       214,102       12,000        760,355
                                  ----------     ----------        -------       -------       ------      ---------
LIMITED-PURPOSE FINANCE
  SUBSIDIARIES..................      52,257              0         52,257                                    52,257
                                  ----------     ----------        -------       -------       ------      ---------
Stockholders' equity............     742,517       (542,517)(1,2)    200,000     164,367       49,176(6)     413,543
                                  ----------     ----------        -------       -------       ------      ---------
                                  $1,925,837    $(1,139,327)     $ 786,510     $ 378,469      $61,176     $1,226,155
                                  ==========     ==========        =======       =======       ======      =========

---------------
(1) Represents adjustments to effect the Spin-Off and the formation of the Land Partnership, as if the Spin-Off had occurred, and the Land Partnership had been formed, on May 31, 1997.

(2) Represents adjustments to reflect capitalization of Lennar after the Spin-Off but before the Merger at the Lennar Effective Time Net Worth of $200,000,000. See "The Merger -- Lennar Net Worth."

(3) Represents preliminary purchase adjustments to reflect the fair value of the assets and liabilities of Greystone as if the Merger had occurred on May 31, 1997. Actual adjustments will be based on the fair value of the assets and liabilities of Greystone at the time of the Merger in accordance with APB 16.

(4) To adjust inventories and senior unsecured notes payable of Greystone to their estimated fair value.

(5) To record the estimated goodwill of $52,498,000 less $4,322,000 to adjust certain other assets of Greystone to fair value. The estimated goodwill was calculated as follows:

        Estimated fair value of shares issued.........                     $213,543,000
        Less fair value of Greystone net assets:
          Historical net assets.......................    $164,367,000
          Fair value adjustments......................      (3,322,000)
                                                          ------------
             Fair value of net assets.................                      161,045,000
                                                                           ------------
        Estimated goodwill............................                     $ 52,498,000
                                                                           ============

(6) To record the estimated fair market value of common stock consideration given to purchase Greystone representing 14,959,741 outstanding shares at an average per share value of $14.27 (the closing price at the date of announcement, June 11, 1997, of $15.125 adjusted for restrictions on certain Greystone shares).

(7) Reclassifications have been made to conform to Lennar Corporation's historical presentation.

                               BUSINESS OF LENNAR

     At the time of the Merger (after the Spin-Off), Lennar will be engaged entirely in homebuilding and related activities. Lennar's homebuilding operations include the construction and sale of homes, as well as the purchase, development and sale of residential land, the provision of financing to homebuyers and homeowners and the provision of closing services, title insurance and other services to homebuyers and homeowners.

     Lennar and its predecessor have been building homes since 1954. Lennar believes that since its acquisition of Development Corporation of America in 1986, it has each year delivered more homes in Florida than any other homebuilder. Lennar has been building homes in Arizona since 1972. It continued expanding its homebuilding operations by entering new markets in Dallas, Texas in 1991, Houston, Texas and Port St. Lucie, Florida in 1992 and Sarasota, Florida in 1994. In addition, Lennar began the development of an adult-community in the Orlando, Florida area in 1995. During 1996, Lennar significantly expanded its operations in Texas with the acquisition of the assets and operations of Houston-based Village Builders (a homebuilder) and Friendswood Development Company (a developer of master-planned communities). Additionally in 1996, Lennar entered the California homebuilding market through several acquisitions and partnerships. These acquisitions included Bramalea California, Inc. (a Southern California homebuilder) and the assets of Renaissance Homes, Inc. (a Sacramento, California homebuilder). The partnerships in California are primarily involved in the development of master-planned communities. Lennar has constructed and sold over 130,000 homes to date.

     Lennar is involved in all phases of planning and building in its residential communities, including land acquisition, site planning, preparation of land, improvement of undeveloped and partially developed acreage, and design, construction and marketing of homes. Lennar supervises and controls the development and building of its residential communities, but subcontracts virtually all segments of development and construction to others. Lennar generally finances construction with its own funds or borrowings under its unsecured working capital lines, not with secured construction loans. Lennar employs sales associates who are paid salaries, commissions or both to make on-site sales of Lennar's homes. Lennar also sells homes through independent brokers.

     Lennar sells single-family attached and detached homes and condominiums in buildings generally one to five stories in height. Homes sold by Lennar are primarily in the moderate price range for the areas in which they are located. They are targeted primarily at first time homebuyers, move-up homebuyers and, in some communities, retirees. The average sale price of a Lennar home was $149,900 in fiscal 1996.

     Through financial services subsidiaries, Lennar provides conventional, FHA-insured and VA-guaranteed mortgage loans to buyers of Lennar's homes and others from offices located in Florida, California, Arizona, Texas, North Carolina and Maryland. In 1996, loans to buyers of Lennar's homes represented approximately one-third of Lennar's $527 million of residential loan originations.

     Lennar also arranges and provides title insurance for, and provides closing services to, buyers of Lennar's homes and others. During 1996, it formed a subsidiary to provide cable TV, alarm monitoring and telephone service to residents of Lennar communities and possibly others.

     For more information regarding Lennar, see the Lennar documents referenced under "Incorporation of Certain Documents by Reference."

                             BUSINESS OF GREYSTONE

     Greystone is a regional builder of high quality, single family homes primarily targeted to first time and move-up homebuyers in infill and emerging markets located throughout Northern and Southern California, as well as in the Las Vegas and Phoenix areas. Greystone has expanded its operations through selective acquisitions and by commencing start-up projects in new and existing markets. Greystone conducts its homebuilding operations through eight divisional offices.

     Greystone focuses on two distinct market segments:

     - Infill markets, which generally include sites zoned for non-residential use within previously developed communities that will typically yield 50 to 200 residential lots.

     - Emerging markets, which tend to include raw land and improved residential lots in areas of active new home construction on the periphery of metropolitan areas.

     Greystone's infill projects are generally located in developed residential areas with ready access to jobs, shopping, schools and other amenities. They principally attract move-up buyers. Greystone's emerging projects tend to be located in areas of active new construction but still within reasonable commuting distance of major employment centers. These projects generally focus on first time and move-up buyers desiring lower priced homes.

     The Northern California region operations are currently conducted in Alameda, Santa Clara, Contra Costa, San Mateo, Sacramento and San Joaquin counties. The Southern California region concentrates its operations in the counties of Los Angeles, Orange, San Bernardino, Riverside, San Diego and Ventura. Greystone closed an approximately equal number of homes in Northern and Southern California during 1996. Currently, Greystone's operations outside of California are conducted in the Las Vegas, Nevada and Phoenix, Arizona areas.

     Greystone acquires land for its residential home projects with a view toward the development of finished lots capable of supporting housing units. It generally limits the number of lots acquired to less than 150 in any one project. Greystone functions as a general contractor, subcontracting its construction activities. Greystone sells its homes through its own sales representatives, although sales by independent real estate brokers are encouraged in some markets.

     In part because of the need to comply in many California communities with requirements of local Design Review Boards, except in Arizona, Greystone normally creates new designs for the houses in each of its developments. While this affects Greystone's per home costs, it gives a uniqueness to Greystone's developments.

     Greystone operates through separate Divisions (of which there currently are eight) managed by Division Presidents. Each Division President is a person with substantial homebuilding experience in the geographic area in which the Division operates. A Division President is responsible for Greystone's operations within the Division's geographic area, including project identification, product design, construction, marketing and customer service. However, corporate level approval is required for final decisions regarding acquisition or disposition of properties (other than sales of homes) and any other decisions that require disbursements of funds or financing. Overall strategy is also centralized at the corporate level.

     Greystone offers mortgage brokerage services exclusively to its customers in most of its markets. Greystone does not originate, fund or service the loans.

     For more information regarding Greystone, see the Greystone documents referenced under "Incorporation of Certain Documents by Reference," and in particular the portion of the Greystone 10-K captioned "Cautionary Statements."

                       BUSINESS OF THE COMBINED COMPANIES

     Based on information contained in homebuilding industry publications, as a result of the Merger, the Surviving Corporation will become the nation's fifth largest homebuilder based on 1996 homebuilding revenues and homes closed, and, based on published financial statements of publicly held homebuilding companies, the largest homebuilder in the nation based on 1996 homebuilding earnings before interest and taxes. The following table provides data, on a state-by-state basis, regarding the combined homebuilding operations of Lennar and Greystone at November 30, 1996 as to Lennar and December 31, 1996 as to Greystone, and for the respective three year periods ended on those dates:

                                          HOMES DELIVERED IN           NOVEMBER 30/DECEMBER 31, 1996
                                             YEARS ENDED            ------------------------------------
                                       NOVEMBER 30/DECEMBER 31
                                      --------------------------     HOMES COMPLETED OR
                                                                     UNDER CONSTRUCTION
                                           HOMES DELIVERED          ---------------------     SOLD HOMES
                                      --------------------------                AVAILABLE      NOT YET
               STATE                   1996      1995      1994     SOLD(1)     FOR SALE      STARTED(1)
------------------------------------  ------    ------    ------    -------     ---------     ----------
Florida (Lennar historical).........   3,363     3,395     3,717       641          630            564
California
  Lennar historical.................      58        --        --        39           60             --
  Greystone historical(2)...........   1,413     1,342     1,331       290          324             63
  Combined..........................   1,471     1,342     1,331       329          384             63
Texas (Lennar historical)...........   1,832       781       616       394          336             44
Arizona
  Lennar historical.................     715       504       632       180           71             67
  Greystone historical..............     274        21        --       110           26             32
  Combined..........................     989       525       632       290           97             99
Nevada (Greystone historical).......     274        11        --        75           16             13
                                       -----     -----     -----     -----        -----            ---
          Totals....................   7,929     6,054     6,296     1,729        1,463            783
                                       =====     =====     =====     =====        =====            ===

---------------
Notes:
(1) Although firm contracts relating to these homes were executed, there can be no assurance that purchasers will meet their obligations under the contracts.

(2) Includes results from unconsolidated joint ventures.

COMPETITION

     The housing industry is highly competitive. In their activities, each of Lennar and Greystone has competed, and the Surviving Corporation will compete, with numerous developers and builders in and near the areas where Lennar's and Greystone's communities are located. Competition is on the basis of location, design, quality, amenities and price. Some of the principal competitors of Lennar and Greystone include Continental Homes, UDC Homes, Pulte and Kaufman and Broad in Arizona, Centex Homes in Texas and Florida, Arvida/JMB Partners in Florida, Lewis Homes in Nevada and Kaufman and Broad, Pardee Construction and Standard Pacific in California.

NEW FINANCING

     Lennar has received a commitment from The First National Bank of Chicago ("First Chicago") to provide the Surviving Corporation with two unsecured revolving credit facilities (together the "New Facilities") in the aggregate amount of $550 million which may be used to refinance existing indebtedness, for working capital, for acquisitions and for general corporate purposes. Although First Chicago has committed to provide the entire amount of the New Facilities, it has advised Lennar that it may try to arrange a syndicate of financial institutions, for which First Chicago would act as agent, to commit to a portion of the New Facilities. One facility will be structured as a $450 million, five year revolving credit facility maturing June 30, 2002. The second facility (up to $100 million) will be structured as a revolving credit facility maturing 364 days after the closing date of the facility, subject to extension for two one-year periods with the consent of the lenders. The

Surviving Corporation may elect, at the maturity of the second facility, to convert borrowings under that facility to a term loan which amortizes in equal quarterly amounts and matures on June 30, 2002.

     Loans under the New Facilities will bear interest, at Lennar's (or the Surviving Corporation's) option, (i) at a floating rate equal to the greater of the corporate base rate announced by First Chicago from time to time, or the federal funds rate most recently announced by First Chicago plus .50%, (ii) at rates based on the London interbank offered rate ("LIBOR"), as adjusted for certain reserve and other requirements applicable to lenders, for one- two-, three-, or six-month periods, plus an interest margin based on the Surviving Corporation's leverage ratio and senior unsecured long-term debt ratings ("Long-Term Ratings") at the time of the advance, or (iii) on the basis of competitive bids.

     Facility fees will be payable to each participant in the syndicate, if any, based on the total amount of its commitment to make loans. The fees will be based on the Surviving Corporation's leverage ratios and Long-Term Ratings.

     The documentation governing the New Facility will include conditions precedent to the lenders' funding obligations, representations and warranties, covenants, events of default and other provisions customarily found in similar transactions. In particular, the credit agreement will provide that (i) the Surviving Corporation may not have a leverage ratio greater than 2.4 to 1.0 at the end of any fiscal quarter through November 29, 1997, 2.25 to 1.0 from November 30, 1997 through November 30, 1999 and 2.0 to 1.0 thereafter, (ii) the surviving Corporation most have a minimum consolidated tangible net worth greater than $300 million plus 50% of quarterly positive net income and 75% of the net proceeds raised from the issuance of capital stock; (iii) the sum of the Surviving Corporation's indebtedness (excluding financial subsidiaries) and guaranty obligations (excluding obligations of the Land Partnership) of subsidiaries and joint ventures which are not borrowers must be less than 15% of the Surviving Corporation's consolidated tangible net worth, but in no event greater than $60 million; (iv) the sum of investments in and advances to certain financial services subsidiaries and investments in joint ventures (other than the Land Partnership) must be limited to 25% of the Surviving Corporation's consolidated tangible net worth; and (v) the amount of the Surviving Corporation's investment in improved and unimproved land and investments in and advances to the Land Partnership must be less than the sum of the Surviving Corporation's consolidated net worth plus 50% of its subordinated debt.

     First Chicago has also delivered to Lennar a commitment to provide the Land Partnership with two secured credit facilities (together, the "Land Facilities") in the aggregate amount of $225 million which may be used to refinance existing indebtedness, for working capital and for general corporate purposes. One facility will be structured as a $125 million secured revolving credit facility which will mature four years after the closing date of the facility, subject to a one year extension at the option of the Land Partnership with the consent of the lenders. The second facility is a $100 million secured term loan facility that amortizes principal at $7 million per quarter beginning in the third quarter after the closing date of the facility, with a final payment of $9 million due four years after the closing date of the facility.

     Advances under the Land Facilities are limited by certain borrowing base calculations, and will be secured by security interests in all real and personal property in the borrowing base.

     The Surviving Corporation and LNR each will guarantee the obligations of the Land Partnership with regard to the Land Facilities. The credit agreement for the New Facilities will provide that an event of default under a Land Facility which is not cured as provided in the applicable loan agreement will be an event of default under the New Facilities.

     Loans under the Land Facilities will bear interest, at the Land Partnership's option, (i) at a floating rate equal to the greater of the corporate base rate announced by First Chicago from time to time, or the federal funds rate most recently announced by First Chicago plus .50% or (ii) at rates based on LIBOR, as adjusted for certain reserve and other requirements applicable to lenders, for one-, two-, three-, or six-month periods, plus an interest margin based on the Surviving Corporation's leverage ratio and Long-Term Ratings at the time of the advance.

     Commitment fees will be payable on the unused portion of the revolving facility for the ratable benefit of the lenders, based on the Surviving Corporation's leverage ratio and Long-Term Ratings.

     The documentation governing the Land Facilities will include conditions precedent to the lenders' funding obligations, representations and warranties, covenants, events of default and other provisions customarily found in similar transactions. In particular, the credit agreement will provide that (i) the Land Partnership's leverage ratio (the ratio of its consolidated indebtedness (excluding non recourse debt of certain subsidiaries) divided by the adjusted tangible net worth of the Land Partnership and certain subsidiaries) must not be greater than 1.5 to 1.0, (ii) the Land Partnership's ratio of its free cash flow divided by its fixed charges must exceed 1.25 times, calculated on a rolling four quarter period after the first year, (iii) the Land Partnership's ratio of its liquidity to its pro forma fixed charges must exceed 1.25 times, calculated on a quarterly basis, (iv) the Land Partnership's consolidated tangible net worth must be greater than 85% of its consolidated tangible net worth at closing plus 50% of quarterly positive net income generated and 100% of capital contributions subsequent to the closing, (v) the sum of the Land Partnership's other indebtedness (excluding non-recourse indebtedness of certain subsidiaries), subsidiary/joint venture recourse indebtedness and contingent guaranty obligations must not exceed 15% of the consolidated tangible net worth of the Land Partnership and certain subsidiaries; (vi) investments in and advances to certain subsidiaries and joint ventures shall be limited to 25% of the consolidated tangible net worth of the Land Partnership and certain subsidiaries; and (vii) distributions may not exceed 50% of the Land Partnership's net income and no distributions (other than to meet partners' tax obligations) may be made until after the second full fiscal quarter after the closing.

                      RELATIONSHIPS BETWEEN LENNAR AND LNR

THE SPIN-OFF; THE SEPARATION AND DISTRIBUTION AGREEMENT

     Prior to the Merger, Lennar will effect the Spin-Off by (i) transferring its real estate investment and management business to LNR and (ii) distributing all the stock of LNR to Lennar Stockholders. An Information Statement describing the Spin-Off and containing information about LNR and its subsidiaries will be sent to all Lennar Stockholders.

     The Spin-Off, and the relationship between Lennar and LNR after the Spin-Off, are the subject of a Separation and Distribution Agreement dated June 10, 1997, between Lennar and LNR, a copy of which is attached hereto as Annex
III. The provisions of the Separation and Distribution Agreement include the following:

     - Lennar agrees to contribute to LNR prior to the Spin-Off all the Lennar subsidiaries which are engaged wholly or primarily in the real estate investment and management business and any assets of other subsidiaries which are not used or expected to be used wholly or primarily in connection with Lennar's homebuilding business. LNR will transfer back to Lennar any assets of LNR subsidiaries which are used or expected to be used primarily in connection with Lennar's homebuilding business.

     - Prior to the Spin-Off, Lennar will contribute to LNR cash or additional assets so that, after LNR's assumption of all Lennar's obligations which relate primarily to its real estate investment and management business, Lennar's Effective Time Net Worth will be $200 million plus an amount intended to approximate the anticipated earnings of Lennar and its homebuilding subsidiaries from August 31, 1997 to the Effective Time of the Merger (although actual results could be greater or less by a material amount).

     - LNR will assume all the obligations of Lennar and its subsidiaries which relate primarily to its real estate investment and management business, including assuming the obligations under specified contracts and assuming specified obligations for borrowed money.

     - LNR will issue to Lennar the shares Lennar requires to complete the Spin-Off. LNR will also issue to Lennar any shares Lennar is required to distribute to holders of Lennar Options which were granted by Lennar prior to the date of the Spin-Off.

     - Until December 2002, Lennar and its homebuilding subsidiaries will not engage, directly or indirectly, in the business of (i) acquiring and actively managing commercial and residential multi-family rental real estate other than as an incident to, or otherwise in connection with, their homebuilding business, (ii) acquiring portfolios of commercial mortgage loans or real estate assets acquired through foreclosures of mortgage loans, other than real estate acquired as sites of homes to be built or sold as part of their homebuilding business,
       (iii) making or acquiring mortgage loans, other than mortgage loans secured by detached or attached homes or residential condominium units,
       (iv) constructing office buildings or other commercial or industrial buildings, other than small shopping centers, professional office buildings and similar facilities which will be adjuncts to their residential developments, (v) purchasing commercial mortgage-backed securities or real estate asset backed securities or (vi) acting as a servicer or special servicer with regard to securitized commercial mortgage pools. Lennar and its homebuilding subsidiaries will not, however, be prevented from owning or leasing office buildings in which they occupy a majority of the space; acquiring securities backed by pools of residential mortgages; acquiring an entity which, when it is acquired, is engaged in one of the prohibited activities as an incidental part of its activities; owning as a passive investor an interest of less than 10% of a publicly traded company which is engaged in a prohibited business; acquiring commercial paper or short-term debt instruments of entities engaged in one or more of the prohibited businesses; or owning an interest in and managing the Land Partnership.

     - LNR has agreed that it will not engage, directly or indirectly, in (a) building or selling single family detached or attached homes or condominium units in low-rise residential buildings, (b) developing properties primarily as sites of homes or condominium units (other than properties included in portfolios acquired by LNR or partnerships in which it is a partner which Lennar elects not to acquire for the prices paid by LNR or the partnerships), (c) providing first mortgage financing for the purchases of homes or condominium units or (d) providing a first mortgage refinancing of loans secured by homes or condominium units. LNR is not, however, precluded from developing properties acquired upon default of mortgages or as incidental portions of real estate portfolios until they can be disposed of in an orderly manner; selling as condominium units apartments in multi-family buildings which, when the buildings or mortgages secured by them were acquired by LNR, were being operated as rental buildings; acquiring securities backed by pools of residential mortgages; providing financing to homebuilders or land developers, acquiring their properties upon default and overseeing their operations until they or their properties can be disposed of in an orderly manner, owning as a passive investor an interest of less than 10% in a publicly traded company which is engaged in a prohibited business; acquiring an entity which, at the time it is acquired by LNR, is engaged in one or more of the prohibited activities as an incidental part of its activities; acquiring commercial paper or other short term debt instruments of entities engaged in one or more of the prohibited businesses; or owning an interest in the Land Partnership.

     - All indebtedness of Lennar or any of its homebuilding subsidiaries to LNR or any of its subsidiaries, and all indebtedness of LNR or any of its subsidiaries, to Lennar or any of its homebuilding subsidiaries, will be eliminated immediately before the date of the Spin-Off.

     - Lennar will indemnify LNR or any of its subsidiaries, against any liabilities or expenses relating to (a) Lennar's homebuilding business,
       (b) any Lennar obligations for borrowings incurred before the date of the Spin-Off which are not assumed by LNR, or (c) any registration statement, proxy statement, press release or other document issued by Lennar in connection with the Merger (except with regard to information about LNR provided in writing by LNR).

     - LNR will indemnify Lennar and each of its homebuilding subsidiaries against any liabilities or expenses relating to (i) the real estate investment and management business, (ii) any obligations assumed by LNR or any of its subsidiaries, (iii) the Spin-Off, (iv) the Information Statement relating to the Spin-Off, (v) any press release or any document issued by LNR with regard to the Spin-Off, (vi) any obligations, including contingent obligations, of Lennar or any of its past or current subsidiaries or affiliates existing on or before the date of the Spin-Off that did not arise exclusively or primarily in the conduct of Lennar's homebuilding business (except that indemnification with regard to Lennar corporate financings or other Lennar corporate activities which do not specifically relate to any aspects of its operations will be limited to 71.5% of the liability or expense) and (vii) any actual or contingent liabilities of Lennar or any of its past or current subsidiaries or affiliates existing on or before the date of the Spin-Off relating to any business or line of business which at any time was treated on Lennar's consolidated financial statements as a discontinued operation or a discontinued line of business, or which was divested by Lennar or any of its current or former subsidiaries prior to the date of the Spin-Off.

     - If, other than because of actions taken by Lennar after completion of the Merger, it is determined that the Spin-Off did not qualify as a transaction in which the LNR stock distributed to the Lennar stockholders does not result in income or gain to the Lennar stockholders and does not require Lennar to recognize income or gain, and as a result Lennar incurs any liabilities for taxes, interest or penalties to any taxing jurisdiction which it would not have incurred if the Spin-Off had been tax free, LNR will pay Lennar an amount equal to the liabilities incurred for taxes, interest and penalties as a result of the Spin-Off and all related accounting, legal and professional fees, as well as any costs, expenses or damages Lennar incurs as a result of stockholder litigation or controversies because the Spin-Off is not tax free.

     - All transactions between Lennar or any of its homebuilding subsidiaries and LNR or any of its subsidiaries must be on substantially the same terms as those which would prevail in a transaction between unaffiliated persons. Neither Lennar nor any of its homebuilding subsidiaries may enter into any transaction with LNR or any of its subsidiaries which will involve a payment or loan of more than $5 million unless Lennar receives a copy of a resolution of LNR's Board of Directors in which that Board of Directors determines that the transaction is on substantially the same terms as those which would prevail in a transaction between unaffiliated persons. Neither LNR nor its subsidiaries may enter into any transaction with Lennar or any of its homebuilding subsidiaries which will involve a payment or loan of more than $5 million unless LNR or a subsidiary receives a copy of a resolution of Lennar's Board of Directors in which that Board of Directors determines that the transaction or loan is on substantially the same terms as those which would prevail in a transaction between unaffiliated persons. The requirement that transactions be on substantially the same terms as those which would prevail in a transaction between unaffiliated persons does not include transactions with the Land Partnership.

     - LNR will pay Lennar an amount equal to its share of Lennar's total income tax liability for the period from December 1, 1996 to the date of the Spin-Off, allocating income to LNR and its subsidiaries on a basis provided in the Treasury Regulations as if Lennar and LNR were separately incorporated members of the same consolidated group during that period and LNR owned and operated Lennar's real estate investment and management business during the period.

     - Lennar and LNR will each give the other access to their books and records and knowledgeable personnel in order to permit the other to prepare financial statements and tax returns, in connection with audits of tax returns, and for other business purposes.

     - If, after an audit required by the Merger Agreement, it is determined that Lennar's Effective Time Net Worth was less or more than $200 million plus the amount intended to approximate the anticipated earnings of Lennar and its homebuilding subsidiaries from August 31, 1997 to the date of the Merger, LNR will pay Lennar a sum equal to the amount by which Lennar's Effective Time Net Worth was less than that amount, or Lennar will pay LNR a sum equal to the amount by which Lennar's Effective Time Net Worth was more than that amount.

     Under the Separation and Distribution Agreement, the obligations of Lennar and LNR to carry out the Spin-Off are conditioned upon, among other things, (a) Lennar's having obtained the Tax Ruling that the Spin-Off will qualify under
Section 355(a) of the Code, and accordingly, no gain or loss will be recognized to (and no amount will be included in the income of) Lennar Stockholders upon receipt of the stock of LNR, and no gain or loss will be recognized to Lennar as the result of the Spin-Off, and (b) the LNR Common Stock's having been authorized for a listing on the NYSE. The Tax Ruling has been obtained and Lennar has been informed that LNR's Common Stock will be authorized for listing on the New York Stock Exchange when a required Securities and Exchange Commission filing (which has been made) becomes effective.

     As of May 31, 1997, LNR and its subsidiaries had a pro forma book value (giving effect to contributions by Lennar to LNR's capital in connection with the Spin-Off and to LNR's proposed contribution to the Land Partnership) of $543 million and pro forma total debt of $321 million.

THE LAND PARTNERSHIP

     Wholly owned subsidiaries of LNR and Lennar will enter into a Partnership Agreement creating the Land Partnership which will be known as Lennar Land Partners. Lennar and LNR, through their subsidiaries, will each own 50% of the Land Partnership. The purpose of the Land Partnership will be to have Lennar and LNR share the risks and profits of ownership of some real property which has been acquired by Lennar for use in its homebuilding activities, and possibly additional properties which will be acquired in the future. Prior to formation of the Land Partnership, Lennar will transfer to the LNR subsidiary properties or interests in properties which are to be contributed by it to the Land Partnership and which will represent approximately 50% of the fair value of all the assets initially contributed to the Land Partnership. Lennar will contribute the remaining assets to its own subsidiary. The LNR subsidiary and the Lennar subsidiary will then each contribute the original properties or interests in properties to the Land Partnership in exchange for a 50% interest in the Land Partnership.

     Lennar will manage the day-to-day activities of the Land Partnership under a management agreement. Lennar will be reimbursed by the Land Partnership for all direct out-of-pocket expenses and will receive an agreed amount per month for certain indirect expenses. The monthly reimbursement for indirect expenses for 1997 has been set at $500,000. The amount of the reimbursement for indirect expenses is subject to adjustment in the Land Partnership's annual business plan.

     The Land Partnership will be governed by an Executive Committee of not more than three members designated by each partner, with all the members designated by a partner acting as representatives of that partner (without fiduciary or other obligations to the other partner) and together having a single vote. Actions of the Executive Committee must be by majority vote (based upon one vote per partner). Therefore, while the LNR and Lennar subsidiaries are the only partners, each of them will have a veto over all matters presented to the Executive Committee. Even if there were additional partners, a number of matters would require the unanimous vote of the Executive Committee (based upon one vote per partner), including (i) the acquisition by the Land Partnership of real property, other than the original properties contributed by Lennar and LNR, (ii) the sale of any real property to a partner or an affiliate of a partner, other than upon exercise of an option or under a purchase agreement which had been approved by the Executive Committee, (iii) the adoption of an annual business plan, (iv) approval of a master plan relating to a property owned by the Land Partnership, (v) any transaction or series of transactions involving the expenditure by the Land Partnership of $50,000, unless the transactions were contemplated by a business plan adopted by the Executive Committee, in which case the threshold amount is the greater of $50,000 or 110% of the budgeted amount, (vi) a borrowing from or loan to any person, including a partner or its affiliate, (vii) any amendment to the Management Agreement with Lennar, (viii) any requirement that the partners make additional capital contributions to the Land Partnership, or (ix) any agreement with a partner or an affiliate of a partner which is not otherwise subject to the requirement of unanimous Executive Committee approval.

     Although Lennar may recommend that the Land Partnership acquire additional properties, Lennar will be under no obligation to do so, and Lennar will be free to acquire properties itself without considering whether they would be suitable for the Land Partnership. Conversely, because of the requirements discussed above for unanimous Executive Committee approval of acquisitions of properties, LNR could, in effect, veto any future property acquisitions by the Land Partnership. If Lennar failed to recommend that the Land Partnership acquire additional properties, or LNR vetoed all proposed acquisitions of additional properties by the Land Partnership, the activities of Land Partnership would be limited to developing and disposing of the original properties which are contributed to it when it is formed.

     The Surviving Corporation's Bylaws will provide that its representatives on the Executive Committee of the Land Partnership may not vote in favor of any action specified to require the unanimous vote of the Executive Committee without approval of the Independent Directors Committee of the Surviving Corpora-tion's Board of Directors, none of the members of which may be an officer or employee of the Surviving Corporation or a subsidiary or a director, officer or employee of LNR or any subsidiary of Lennar.

     When Lennar transfers properties to the Land Partnership (or to LNR to be contributed by it to the Land Partnership) as part of its initial contribution to the Land Partnership, Lennar will retain options to repurchase many of those properties for use in its homebuilding operations. Those options will be at prices which Lennar believes are similar to what they would have been if the options had been from unrelated persons. However, some other provisions of the options are more favorable to Lennar than what would have been expected in options from unrelated persons. For example, Lennar is not required to pay for the options or to keep them in effect. The procedures described above under which LNR can veto sales of properties to Lennar, other than upon exercise of options, and can veto future property acquisitions by the Land Partnership, are intended to ensure that any transactions between Lennar and the Land Partnership other than upon exercise of options retained by Lennar when properties are contributed to the Land Partnership will be on terms substantially similar to those which would prevail in transactions with unrelated persons. In addition, it is expected that any options which the Land Partnership may grant Lennar in the future will be on terms substantially similar to those which would prevail in transactions with unrelated persons.

OTHER RELATIONSHIPS

     There will be a number of relationships between Lennar and LNR after the Spin-Off, in addition to those arising under the Separation and Distribution Agreement or relating to the Land Partnership. Among other things, immediately after the Spin-Off, all the stockholders of LNR will be persons who were stockholders of Lennar immediately before the Spin-Off. More importantly, Leonard Miller, who will have voting control of the Surviving Corporation and will be its Chairman of the Board, is expected also to have voting control of LNR through his ownership of LNR Class B Common Stock. Mr. Miller will own 27.6% of LNR's stock, which, if nobody but Mr. Miller elects to receive LNR Class B Common Stock, will entitle Mr. Miller to approximately 79% of the votes which can be cast by LNR stockholders. Also, Stuart Miller, who will be the chief executive officer of the Surviving Corporation, will be the Chairman of the Board (but not a full time employee) of LNR, and Steven Saiontz, the Chief Executive Officer of LNR, will be a director of the Surviving Corporation. Stuart Miller is Leonard Miller's son. Steven Saiontz is Leonard Miller's son-in-law. In addition, LNR and the Surviving Corporation will, for a period after the Spin-Off, share some computers and other facilities and some computer service personnel, Lennar may continue to oversee construction of four commercial projects owned by LNR until they are completed, and Lennar may service residential mortgages owned by LNR. Also, Lennar leases office space from LNR. Finally, because all LNR's employees immediately after the Spin-Off will be people who were previously employees of Lennar, LNR will have to assume many of Lennar's benefit obligations with regard to the people who become employees of LNR.

                    MANAGEMENT OF THE SURVIVING CORPORATION

     The directors and executive officers of the Surviving Corporation will be as follows:

                      NAME                                         POSITION
    -----------------------------------------  ------------------------------------------------
    Leonard Miller...........................  Chairman of the Board and Director
    Stuart A. Miller.........................  President, Chief Executive Officer and Director
    Irving Bolotin...........................  Senior Vice President and Director
    Cory J. Boydston.........................  Vice President -- Finance
    Allan J. Pekor...........................  Vice President; Secretary
    Marshall H. Ames.........................  Vice President
    Jonathan M. Jaffe........................  Vice President
    Sherman J. Kronick.......................  Vice President
    M. Eugene Saleda.........................  Treasurer
    Diane J. Bessette........................  Controller
    Charles I. Babcock, Jr. .................  Director
    Sidney Lapidus...........................  Director
    Reuben S. Leibowitz......................  Director
    Steven J. Saiontz........................  Director
    Arnold P. Rosen..........................  Director

     For information regarding the ages and business backgrounds of the executive officers of the Surviving Corporation (other than Cory Boydston and Diane Bessette, whose descriptions are contained below), reference is made to the caption "Directors and Executive Officers of the Registrant" in Part III of the Lennar 10-K. Similar information regarding the Surviving Corporation's directors (other than Sidney Lapidus and Reuben Leibowitz), as well as additional information regarding directors and executive officers, including executive compensation, securities ownership of certain beneficial owners and management and certain relationships and related transactions, is incorporated by reference to Items 10, 11, 12 and 13 of the Lennar 10-K (which incorporates portions of Lennar's definitive proxy statement for Lennar's 1997 Annual Meeting of Stockholders), which is incorporated herein by reference. Similar information regarding Sidney Lapidus and Reuben Leibowitz is incorporated by reference to
Part III of the Greystone 10-K (which incorporates portions of Greystone's definitive proxy statement for Greystone's 1997 Annual Meeting of Stockholders), which is incorporated herein by reference.

     Cory J. Boydston, age 38, Vice President -- Finance. Mrs. Boydston has been employed by Lennar for 10 years and is currently responsible for all financial and administrative areas of Lennar, including accounting, finance, treasury, tax, management information systems, risk management, internal audit, legal and human resources. Prior to assuming these responsibilities, she served as Chief Financial Officer for Lennar's investment division operation in Atlanta and was Lennar's Corporate Controller, as well as a homebuilding division controller and the corporate Director of Financial Systems. Before joining Lennar, Mrs. Boydston worked in several financial capacities at Hayes Microcomputer Products and was a Senior Auditor with Arthur Andersen & Co. Mrs. Boydston received a Bachelor of Science degree in Accounting from Florida State University in 1981 and holds a CPA license in the State of Georgia.

     Diane J. Bessette, age 36, Controller. Ms. Bessette has been employed by Lennar for two years. In her current position, she is responsible for the accounting and management information system functions of Lennar. Prior to her current position, Ms. Bessette was the Assistant Controller for Lennar. Before joining Lennar, she was a Financial Senior Manager at The Holson Burnes Group, Inc. and was a Manager at Price Waterhouse LLP. Ms. Bessette received a Bachelor of Arts degree in Psychology from Rhode Island College and a Master of Science degree in Accounting from the University of Rhode Island. She holds a CPA license from the State of Rhode Island.

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

ADDITIONAL DIRECTOR

     The Merger Agreement contemplates that the Surviving Corporation will have one additional director. That person, who has not yet been identified, will be appointed after the consummation of the Merger.

         DESCRIPTION OF THE CAPITAL STOCK OF THE SURVIVING CORPORATION

GENERAL

     The total authorized number of shares of stock of the Surviving Corporation will be 130,500,000 shares. Of these, 100,000,000 shares are classified as Common Stock, 30,000,000 shares are classified as Class B Common Stock and 500,000 shares are classified as Preferred Stock. If at any time after shares of Surviving Corporation Class B Common Stock are issued, there no longer are any outstanding shares of Surviving Corporation Class B Common Stock, the authorization to issue Surviving Corporation Class B Common Stock will terminate and after that time the shares of stock the Surviving Corporation is authorized to issue will be 130,000,000 shares of Common Stock and 500,000 shares of Preferred Stock.

     All the shares of Surviving Corporation Common Stock and Surviving Corporation Class B Stock to be issued in connection with the Merger will be fully paid and non-assessable. Holders of shares of Surviving Corporation Common Stock, Surviving Corporation Class B Stock and Surviving Corporation Preferred Stock will not have any preemptive rights to subscribe for or purchase any securities of the Surviving Corporation, except that (i) if the Surviving Corporation distributes any of its stock to its stockholders, it will distribute Common Stock to the holders of its Common Stock and Class B Common Stock to the holders of its Class B Common Stock, and (ii) the resolutions of the Surviving Corporation's Board of Directors authorizing the creation of particular series of Preferred Stock may give preemptive rights to the holders of that series of Preferred Stock.

PREFERRED STOCK

     The Surviving Corporation Certificate of Incorporation authorizes the Surviving Corporation Board to issue, without action or approval of the Surviving Corporation stockholders, one or more series of Surviving Corporation Preferred Stock with such relative rights, voting power, preferences and restrictions as shall be stated in the resolution or resolutions providing for the issuance thereof.

COMMON STOCK AND CLASS B COMMON STOCK

     The Surviving Corporation's Common Stock and Class B Common Stock will be identical in all respects, except as described below.

  Dividends

     The cash dividends paid with regard to a share of Class B Common Stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of Common Stock in that calendar year. Each dividend or distribution made to the holders of Common Stock or Class B Common Stock (other than cash dividends) will be distributable to the holders of the Common Stock and the Class B Common Stock without regard to class, except that in the case of dividends or other distributions payable in stock of the Surviving Corporation other than Preferred Stock, the stock distributed with respect to the Common Stock will be additional shares of Common Stock and the stock distributed with respect to the Surviving Class B Common Stock will be additional shares of Class B Common Stock.

  Voting Rights

     With respect to all matters upon which stockholders are entitled to vote or to give consents, (1) the holders of the Common Stock and the holders of the Class B Common Stock will vote together without regard to class, (2) each holder of record of Common Stock will be entitled to one vote for each share of Common Stock, and (3) each holder of record of Class B Common Stock will be entitled to ten votes for each share held in his or her name, except that any amendment to the Surviving Corporation's Certificate of Incorporation which would change the number of authorized shares, the par value or the voting rights of, the restriction on dividends upon, or any other provision of the Certificate of Incorporation relating to, the Common Stock or the Class B Common Stock, in addition to being adopted as required by law, must be approved by holders of a majority of the shares of Common Stock which vote with regard to the amendment. Holders of shares of Common Stock and Class B Common Stock do not have any cumulative voting rights.

  Restrictions on Transfer of Surviving Corporation Class B Stock

     No beneficial owner of shares of Class B Common Stock may transfer shares of Class B Common Stock, except to a Permitted Transferee of that Class B Common Stockholder. A "Permitted Transferee" of a Class B Stockholder is (i) the Class B Stockholder's spouse; (ii) a parent or lineal descendant (including an adopted child) of a parent of the Class B Stockholder, or the spouse of a lineal descendant of a parent of the Class B Stockholder; (iii) a trustee, guardian or custodian for, or an executor, administrator or other legal representative of the estate of, the Surviving Corporation Class B Stockholder, or a trustee, guardian or custodian for any Permitted Transferee of the Class B Stockholder;
(iv) the trustee of a trust (including a voting trust) for the benefit of the Class B Stockholder or (v) a corporation, partnership or other entity of which the Class B Stockholder and Permitted Transferees of the Class B Stockholder are the beneficial owners of a majority in voting power of the equity.

  Conversion of Surviving Corporation Class B Stock into Surviving Corporation Common Stock

     A Class B Stockholder may at any time convert shares of Class B Common Stock into a like number of shares of Common Stock. Common Stock may not be converted into Class B Common Stock. Therefore, once Class B Common Stock has been converted into Common Stock, the Common Stock may not be reconverted into Class B Common Stock. If at any time the number of outstanding shares of Class B Common Stock is less than 10% of the outstanding shares of Common Stock and Class B Common Stock taken together, the Class B Common Stock will automatically be converted into, and become for all purposes, shares of Common Stock.

  Liquidation

     Upon the liquidation of the Surviving Corporation, the assets available for distribution to the holders of the Common Stock and the Class B Common Stock, after satisfaction of all the Surviving Corporation's obligations and any preferential payments to which holders of its Preferred Stock, if any, may be entitled, will be paid equally to the holders of the shares of Common Stock and the Class B Common Stock as though they were shares of the same class.

STAGGERED BOARD OF DIRECTORS

     The Surviving Corporation's Certificate of Incorporation provides that the Surviving Corporation's Board will be divided into three classes, with one class of directors to be elected for a three-year term at each annual meeting of stockholders.

TRANSFER AGENT

     The Transfer Agent for the Surviving Corporation Common Stock is Bank of Boston, N.A., Canton, Massachusetts.

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

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     If the Merger is consummated, holders of Lennar Common Stock and Greystone Common Stock will become holders of Surviving Corporation Common Stock. In connection with the Merger, the Surviving Corporation will restate the Greystone Certificate of Incorporation and adopt new bylaws (the "Surviving Corporation Certificate of Incorporation and Bylaws"). The rights of the Surviving Corporation's stockholders will be governed by the Surviving Corporation Certificate of Incorporation and Bylaws, which will be substantially similar to the existing Lennar Certificate of Incorporation and Bylaws. The rights of Greystone Stockholders differ in certain respects from the rights of Surviving Corporation stockholders. The following is a summary of the material differences in the rights of Stockholders of Lennar and Greystone and Surviving Corporation stockholders. Unless otherwise noted, the rights of the Surviving Corporation's stockholders are identical to those of Lennar Stockholders.

CAPITALIZATION

     Lennar. The authorized capital stock of Lennar consists of 100,000,000 shares of Lennar Common Stock, 30,000,000 shares of Lennar Class B Stock and 500,000 shares of Preferred Stock, par value $10.00 per share ("Lennar Preferred Stock"). As of September 2, 1997, there were 26,097,675 shares of Lennar Common Stock outstanding held of record by 788 stockholders, 9,966,631 shares of Lennar Class B Stock outstanding held of record by approximately 18 stockholders and no shares of Lennar Preferred Stock outstanding.

     The Lennar Certificate of Incorporation authorizes the Lennar Board to provide for the issuance of Lennar Preferred Stock in one or more series and to fix the designation, dividend rate, terms of redemption, preferences, sinking fund provisions, terms of conversion, voting rights and any other rights, preferences, powers and restrictions not inconsistent with applicable law of each such series without any further vote or action by the holders of Lennar Common Stock or Lennar Class B Stock.

     Greystone. The authorized capital stock of Greystone consists of 35,000,000 shares of Greystone Common Stock and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Greystone Preferred Stock"). As of September 9, 1997, there were 14,967,229 shares of Greystone Common Stock outstanding held of record by approximately 30 stockholders and no shares of Greystone Preferred Stock outstanding.

     The Greystone Certificate of Incorporation authorizes the Greystone Board to provide for the issuance of Greystone Preferred Stock in one or more series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof, without any further vote or action by the holders of Greystone Common Stock.

     Surviving Corporation. The authorized capital stock of the Surviving Corporation will consist of 100,000,000 shares of Surviving Corporation Common Stock, 30,000,000 shares of Surviving Corporation Class B Stock and 500,000 shares of Preferred Stock, par value $10.00 per share.

VOTING RIGHTS

     Lennar. With respect to all matters upon which stockholders of Lennar are entitled to vote or to which Lennar Stockholders are entitled to give consent, the holders of the outstanding shares of Lennar Common Stock and Lennar Class B Stock will vote together without regard to class. Each holder of Lennar Common Stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors. Each holder of Lennar Class B Stock is entitled to ten votes for each share held of record and may not cumulate votes for the election of directors.

     Greystone. Each holder of Greystone Common Stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

NUMBER, ELECTION, VACANCY AND REMOVAL OF DIRECTORS

     Lennar. The number of persons constituting the Lennar Board is seven. The Lennar Certificate of Incorporation provides that the Lennar Board will consist of not fewer than three and not more than fifteen directors. The directors of Lennar are divided into three classes, with approximately one-third of the directors elected by the stockholders annually. Consequently, members of the Lennar Board serve staggered three-year terms.

     The Lennar Certificate of Incorporation provides that if there is a vacancy on the Lennar Board, other than a vacancy resulting from the removal of a director, or if the number of directors is increased, the directors in office by majority vote may fill the vacancy or newly created directorship, or any such vacancy or newly created directorship may be filled by the stockholders at an annual meeting of stockholders. If a vacancy occurs because of the removal of a director, that vacancy may only be filled by the stockholders at an annual meeting of stockholders. A director elected to fill a vacancy or newly created directorship will serve for the remainder of the then present term of office of the class to which he or she is elected.

     Under the Lennar Bylaws, the holders of record of Lennar Common Stock and Lennar Class B Stock may, by a majority vote, remove only for cause any Lennar director originally elected by them or any director who filled a vacancy created by the death or resignation of any director originally elected by them.

     Greystone. The Greystone Certificate of Incorporation provides that the Greystone Board will consist of such number of directors as shall be determined from time to time in the manner provided in the Greystone Bylaws, and in the absence of such determination, the Board will consist of seven directors. The current number of directors is six. The directors of Greystone are divided into three classes, with approximately one-third of the directors elected by the stockholders annually. Consequently, members of the Greystone Board serve staggered three-year terms.

     The Greystone Certificate of Incorporation provides that any vacancy on the Greystone Board may be filled by the majority vote of the remaining directors of the class in which such vacancy occurs or by the sole remaining director of that class if only one such director remains, or by the majority vote of the members of the remaining classes if no such director remains. A director elected to fill a vacancy will serve for the remainder of the then present term of office of the class to which he or she is elected. Notwithstanding any of the provisions of the Greystone Certificate of Incorporation, whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by the sole remaining director so elected.

     Under the Greystone Certificate of Incorporation, any Greystone director may be removed only for cause by the holders of a majority of the shares of Greystone then entitled to vote for the election of directors.

     Surviving Corporation. The number of persons constituting the Surviving Corporation's Board may not be fewer than three nor more than fifteen. Following the Merger, the number of persons constituting the Surviving Corporation's Board will be eight. The Surviving Corporation's Board must appoint an Independent Directors Committee consisting of three or more independent directors. The Surviving Corporation may not, without the approval of the Independent Directors Committee, (i) take certain actions regarding the Land Partnership; (ii) incur, or permit any of its subsidiaries to incur, guarantee or otherwise become obligated with regard to any indebtedness which will cause the Surviving Corporation and its subsidiaries to have a consolidated ratio of debt to tangible net worth which is more than 2.5:1 or a ratio of earnings to fixed charges for the most recent twelve month period which is less than 2:1; (iii) enter into, or permit any of its subsidiaries to enter into, any transactions with LNR or any of its subsidiaries; or (iv) agree to any amendment of, or give any waiver or consent under, the Separation and Distribution Agreement. The Independent Directors Committee will be automatically disbanded, and its approval rights will lapse, on November 30, 2002.

     If the Merger is approved by Greystone Stockholders representing at least 75% of the outstanding shares of Greystone Common Stock entitled to vote with regard to the Merger, then the Surviving Corporation Certificate of Incorporation will contain provisions dividing the Surviving Corporation Board into three classes serving staggered three-year terms and establishing the standards for removal of directors similar to those

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

contained in the Lennar Certificate of Incorporation. If, however, the Merger is approved by Greystone Stockholders representing less than 75% of the outstanding shares of Greystone Common Stock entitled to vote with regard to the Merger, then the Surviving Corporation Certificate of Incorporation will contain provisions with regard to those matters similar to those contained in the Greystone Certificate of Incorporation.

AMENDMENTS TO CERTIFICATES OF INCORPORATION

     Lennar. Lennar's Certificate of Incorporation may be amended in any manner provided for by law.

     Greystone. Greystone's Certificate of Incorporation provides that the affirmative vote of the holders of at least 75% of the outstanding shares of stock entitled to vote, voting together as a single class, shall be required to alter, amend or repeal the provisions which (i) require stockholder action at an annual or special meeting, and not by written consent; (ii) require advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders; (iii) divide Greystone's Board into three classes serving staggered three-year terms and establish the standards for removal of directors described above under "-- Number, Election, Vacancy and Removal of Directors;" and (iv) require a 75% vote to amend the provisions described in (i), (ii) and (iii) above.

     Surviving Corporation. If the Merger is not approved by Greystone Stockholders representing at least 75% of the outstanding shares of Greystone Common Stock entitled to vote with regard to the Merger, then the Surviving Corporation Certificate of Incorporation will contain an amendment provision similar to the Greystone provision discussed above. If the Merger is approved by Greystone Stockholders representing at least 75% of the outstanding shares of Greystone Common Stock entitled to vote with regard to the Merger, then the Surviving Corporation Certificate of Incorporation may be amended in any manner provided for by law.

AMENDMENTS TO BYLAWS

     Lennar. Lennar's Bylaws may be amended by the holders of Lennar Common Stock and Lennar Class B Stock or by the Lennar Board by a majority vote at any meeting called for that purpose, except that the affirmative vote of a majority of the outstanding stock entitled to vote on the election of directors is required to alter, amend or repeal the provisions which (i) provide for the election of officers and the filling of any vacancy of an officer; (ii) specify the duties of the chairman of the board and the president; and (iii) amend the provisions described in (i) and (ii) above.

     Greystone. Greystone's Bylaws may be altered, amended or repealed by Greystone Stockholders or by the Greystone Board at any regular or special meeting of the stockholders or Greystone Board, as applicable.

     Surviving Corporation. The provisions regarding the Independent Directors Committee in the Surviving Corporation's Bylaws may only be amended with the approval of the Independent Directors Committee or with the affirmative vote of the holders of a majority of the shares of Surviving Corporation Common Stock (voting separate and apart from the Surviving Corporation Class B Stock) which are voting with respect to the amendment.

STOCKHOLDER ACTION

     Lennar. Since the Lennar Certificate of Incorporation does not prohibit or limit stockholder actions by written consent, Lennar Stockholders may act by written consent without a meeting or by vote at a meeting.

     Greystone. The Greystone Certificate of Incorporation provides that any action required or permitted to be taken by its stockholders must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

     Surviving Corporation. If the Merger is approved by Greystone Stockholders representing at least 75% of the outstanding shares of Greystone Common Stock entitled to vote with regard to the Merger, then the Surviving Corporation Certificate of Incorporation will provide that stockholders may act by written consent

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

without a meeting or by vote at a meeting. If, however, the Merger is approved by Greystone Stockholders representing less than 75% of the outstanding shares of Greystone Common Stock entitled to vote with regard to the Merger, then the Surviving Corporation Certificate of Incorporation will provide that any action required or permitted to be taken by its stockholders must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

NOTICE OF CERTAIN STOCKHOLDER ACTIONS

     Lennar. The Lennar Certificate of Incorporation does not require advance notice of stockholder nominations for election of directors or of business to be brought by stockholders before any meeting of stockholders.

     Greystone. The Greystone Certificate of Incorporation provides that a stockholder must give advance notice to the Secretary of Greystone of stockholder nominations for election of directors and in order to properly bring business before an annual meeting of stockholders. Under the Greystone Bylaws, in either case, a stockholder's written notice must be delivered to or mailed and received at the principal executive offices of Greystone not less than 60 days nor more than 90 days prior to the meeting, or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, then not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

     Surviving Corporation. If the Merger is approved by Greystone stockholders representing at least 75% of the outstanding shares of Greystone Common Stock entitled to vote with regard to the Merger, then the Surviving Corporation Certificate of Incorporation and Bylaws will not require advance notice of stockholder nominations for election of directors or of business to be brought by stockholders before any meeting of stockholders. If, however, the Merger is not approved by that requisite vote, then the Surviving Corporation Certificate of Incorporation and Bylaws will have provisions similar to the Greystone Certificate of Incorporation and the Greystone Bylaws with regard to advance notice of stockholder actions.

SPECIAL STOCKHOLDER MEETINGS

     Lennar. The Lennar Bylaws provide that special meetings of stockholders may be called for any purpose by the president of Lennar, or by the Lennar Board (either by written instrument signed by a majority or by resolution adopted by a vote of the majority), and special meetings shall be called by Lennar's president or secretary whenever stockholders owning a majority of any class of capital stock issued, outstanding and entitled to vote at such meeting so request in writing.

     Greystone. The Greystone Bylaws provide that special meetings of stockholders may be called for any purpose by the president of Greystone, and shall be called by Greystone's president or secretary at the request in writing of a majority of the Greystone Board or at the request in writing of stockholders owning a majority in amount of the entire capital stock of Greystone issued, outstanding and entitled to vote.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) violation of Section 174 of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions, (iv) any transaction from which the director derived an improper personal benefit or (v) any act or omission prior to the adoption of such a provision in the certificate of incorporation.

     Lennar. The Lennar Certificate of Incorporation does not contain any provision limiting the personal liability of its directors.

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

     Greystone. The Greystone Certificate of Incorporation provides that no director shall be personally liable to Greystone or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Greystone or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     Surviving Corporation. The Surviving Corporation Certificate of Incorporation provides that no director shall be personally liable to the Surviving Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Surviving Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit.

DIVIDENDS

     Lennar. The Lennar Certificate of Incorporation provides that cash dividends paid with regard to a share of Lennar Class B Stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of Lennar Common Stock in that calendar year. Each dividend or distribution made to the holders of Lennar Common Stock or Lennar Class B Stock (other than cash dividends) will be distributable to the holders of Lennar Common Stock and Lennar Class B Stock without regard to class, except that in the case of dividends or other distributions payable in stock of Lennar other than Lennar Preferred Stock, the stock distributed with respect to Lennar Common Stock will be additional shares of Lennar Common Stock and the stock distributed with respect to Lennar Class B Stock will be additional shares of Lennar Class B Stock.

     Greystone. The Greystone Bylaws provide that dividends may be paid in cash, in property or in shares of Greystone capital stock.

CONVERSION

     Lennar. Holders of Lennar Common Stock have no rights to convert their Common Stock into any other securities. A holder of Lennar Class B Stock may at any time convert shares of Lennar Class B Stock into a like number of shares of Lennar Common Stock by surrendering the certificates representing the shares of Lennar Class B Stock to be converted to Lennar accompanied by a request that all or a specified number of the shares of Lennar Class B Stock represented by the certificates be converted into Lennar Common Stock. Once Lennar Class B Stock has been converted into Lennar Common Stock, the Lennar Common Stock may not be reconverted into Lennar Class B Stock. If at any time the number of outstanding shares of Lennar Class B Stock is less than 10% of the outstanding shares of Lennar Common Stock and Lennar Class B Stock taken together, the Lennar Class B Stock will automatically be converted into, and become for all purposes, shares of Lennar Common Stock.

     Greystone. Holders of Greystone Common Stock have no rights to convert their Common Stock into any other securities.

                                APPRAISAL RIGHTS

     NEITHER THE HOLDERS OF LENNAR COMMON STOCK NOR THE HOLDERS OF GREYSTONE COMMON STOCK ARE ENTITLED TO APPRAISAL RIGHTS WITH RESPECT TO THE MERGER. Under the DGCL, dissenters' appraisal rights are not available for shares of any class of stock which are listed on a national securities exchange and are to be converted into shares of stock of another corporation which are listed on a national securities exchange. Both the Lennar Common Stock and the Greystone Common Stock are listed on the NYSE and the Surviving Corporation Common Stock is expected to be listed on the NYSE after the Merger. Accordingly, neither the holders of Lennar Common Stock nor the holders of Greystone Common Stock are entitled to dissenters' rights in connection with the Merger.

     CERTAIN HOLDERS OF LENNAR CLASS B STOCK ARE ENTITLED TO APPRAISAL RIGHTS WITH RESPECT TO THE MERGER. If the Merger is consummated, a holder of record of Lennar Class B Stock (other than Leonard Miller's family partnerships, who own all but 36,601 of the outstanding shares of Lennar Class B Stock and have agreed to vote for the adoption of the Merger Agreement and approval of the Merger which will, in turn, eliminate their appraisal rights) on the date of making a demand for appraisal, as described below, who (i) continues to hold those shares through the Effective Time; (ii) strictly complies with the procedures set forth under Section 262 of the DGCL; and, (iii) has not voted in favor of the Merger, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 and to receive payment for the "fair value" of these shares in lieu of the consideration provided for in the Merger Agreement. This Joint Proxy Statement/Prospectus is being sent to all holders of record of Lennar Class B Stock on the record date for the Lennar Special Meeting and constitutes notice of the appraisal rights available to those holders under
Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN SECTION 262. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER SECTION 262. The following is a summary of the principal provisions of Section 262.

     A holder of Lennar Class B Stock electing to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of such stockholder's shares to Lennar prior to the vote on the Merger. The written demand must identify the stockholder of record and state the stockholder's intention to demand appraisal of his shares. All demands should be delivered to Lennar Corporation, Attention: Cory J. Boydston, Vice President -- Finance, Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172.

     Only a holder of shares of Lennar Class B Stock on the date of making a written demand for appraisal who continuously holds those shares through the Effective Time is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder's name appears on the holder's stock certificates representing shares of Lennar Class B Stock. If Lennar Class B Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if Lennar Class B Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares.

     A record holder such as a broker who holds shares of Lennar Class B Stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of Lennar Class B Stock held for those beneficial owners. In that case, the written demand for appraisal should set forth the number of shares of Lennar Class B Stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of Lennar Class B Stock held in the name of the record owner.

     BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS BEFORE THE DATE OF THE LENNAR SPECIAL MEETING.

     Within 10 days after the Effective Time, the Surviving Corporation is required to send notice of the effectiveness of the Merger to each stockholder who prior to the Effective Time complies with the requirements of Section 262.

     Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of the Surviving Corporation Class B Stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the Surviving Corporation. If no petition is filed by either the Surviving Corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file a petition with respect to the appraisal of the fair value of their shares or that the Surviving Corporation will initiate any negotiations with respect to the fair value of those shares. The Surviving Corporation is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

     Within 120 days after the Effective Time, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Lennar Class B Stock not voted in favor of the Merger with respect to which demands for appraisal have been received by Lennar and the number of holders of those shares. The statement must be mailed within 10 days after the written request has been received by Lennar or within 10 days after expiration of the time for delivery of demands for appraisal under subsection (d) of Section 262, whichever is later.

     If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Lennar Class B Stock owned by those stockholders, determining the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

     Stockholders considering seeking appraisal should consider that the fair value of their shares determined under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the Merger Agreement without the exercise of appraisal rights, and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value as determined under Section 262. The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorneys' fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Lennar Class B Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

     Any stockholder who has fully demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to receive payment of dividends or other distributions on the Lennar Class B Stock, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

     A stockholder may withdraw a demand for appraisal and accept the Surviving Corporation Class B Stock at any time within 60 days after the Effective Time, or thereafter may withdraw such a demand with the written approval of the Surviving Corporation. If an appraisal proceeding is properly instituted, proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery's deeming the terms to be just. If, after the Effective Time, a holder of Lennar Class B Stock who had demanded appraisal for the holder's shares fails to perfect or loses his right to appraisal, those shares will be treated under the Merger Agreement as if they had been converted as of the Effective Time into Surviving Corporation Class B Stock.

     IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF DELAWARE LAW, ANY LENNAR CLASS B STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT A LEGAL ADVISOR.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Lennar has received an opinion of its counsel, Rogers & Wells, to the effect that for federal income tax purposes, the Merger of Lennar with and into Greystone, in accordance with the terms of the Merger Agreement, will constitute a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code and will not result in gain or loss to Lennar or Lennar Stockholders. The opinion of Rogers & Wells also states that the aggregate tax bases of the shares of Surviving Corporation Common Stock or Surviving Corporation Class B Stock received by a Lennar Stockholder in accordance with the terms of the Merger Agreement will be the same as the aggregate tax bases of the shares of Lennar Common Stock or Lennar Class B Stock surrendered in exchange therefor. The holding period of the shares of Surviving Corporation Common Stock or Surviving Corporation Class B Stock will include the period during which the shares of Lennar Common Stock or Lennar Class B Stock surrendered in exchange therefor were held, provided such shares of Lennar Common Stock or Lennar Class B Stock were held as capital assets at the Effective Time.

     Greystone will receive at Closing an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, to the effect that for federal income tax purposes (a) the Merger will constitute a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code and will not result in gain or loss to Greystone or Greystone Stockholders and (b) Greystone Stockholders will not recognize gain or loss as a result of the receipt of the Stock Dividend. Greystone's receipt of a favorable tax opinion is a condition to Greystone's obligations to complete the Merger. Greystone will not waive this condition.

     These opinions are made in reliance on upon certain representations of the managements of Lennar and Greystone as to certain facts and circumstances regarding the Merger.

     Each Greystone Stockholder must allocate its current basis in its Greystone Common Stock between those shares and the shares received pursuant to the Stock Dividend based upon their respective relative fair market values.

NEW TAX LEGISLATION NOT APPLICABLE

     Under the Revenue Act of 1997 (the "Revenue Act"), a corporation which distributes the stock of a subsidiary in a spin-off will be required to recognize gain if the spin-off is part of a plan in which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in either the distributing corporation or the subsidiary. If one or more persons acquire stock representing a 50% or greater interest in the distributing corporation or the subsidiary within two years before or after the spin-off, the acquisition will be treated as being part of a plan unless it is established that that was not the case. The Merger will result in Greystone Stockholders' receiving only 32% of the stock of the Surviving Corporation. Therefore, even though the Spin-Off and the Merger probably would be treated as having been part of the same plan, the provision of the Revenue Act will not apply to the Merger. Also, the Revenue Act states that it will not apply to a spin-off which involves an acquisition described in a ruling request submitted to the Internal Revenue Service on or before April 16, 1997. Lennar filed the request for the Tax Ruling regarding the Spin-Off on April 11, 1997 and, while it did not name Greystone, it described the Greystone transaction in the ruling request (and the Greystone transaction is a principal factor cited by the Internal Revenue Service in the Tax Ruling it issued).

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE DOES NOT TAKE ACCOUNT OF SPECIAL TAX CONSIDERATIONS WHICH MAY APPLY TO PARTICULAR STOCKHOLDERS. LENNAR AND GREYSTONE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE SPECIFIC AND DEFINITIVE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGER, AS WELL AS

ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS AND POSSIBLE AMENDMENTS TO SUCH LAWS.

                                 LEGAL MATTERS

     The validity of the shares of Greystone Common Stock and Greystone Class B Stock to be issued in connection with the Merger will be passed upon for Greystone by the law firm of O'Melveny & Myers LLP, Los Angeles, California. Certain of the tax consequences of the Merger to Greystone Stockholders will be passed upon by Wachtell, Lipton, Rosen & Katz, New York, New York.

     Certain of the tax consequences of the Merger to Lennar Stockholders will be passed upon by Rogers & Wells, New York, New York.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this Joint Proxy Statement/Prospectus by reference from the Lennar 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Representatives of that firm are expected to be present at the Lennar Special Meeting. They will be given an opportunity to make a statement if they wish to do so, and are expected to be available to respond to appropriate questions.

     The consolidated financial statements of Greystone appearing in the Greystone 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Representatives of that firm are expected to be present at the Greystone Special Meeting. They will be given an opportunity to make a statement if they wish to do so, and are expected to be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

     As previously announced, any proposals of Greystone Stockholders intended to be presented at the 1998 Annual Meeting of Stockholders (if such meeting is required), must be received by Greystone for inclusion in Greystone's proxy statement no later than November 18, 1997.

     As previously announced, any proposals of Lennar Stockholders intended to be presented at the 1998 Annual Meeting of Stockholders (if such meeting is required), must be received by Lennar for inclusion in Lennar's proxy statement no later than November 3, 1997.

     Any proposals of Surviving Corporation Stockholders intended to be presented at the 1998 Annual Meeting of Stockholders (if such meeting is required), must be received by Surviving Corporation for inclusion in Surviving Corporation's proxy statement no later than November 3, 1997.

                                                                         ANNEX I

                          PLAN AND AGREEMENT OF MERGER

                                  DATED AS OF

                                 JUNE 10, 1997

                                    BETWEEN

                         PACIFIC GREYSTONE CORPORATION

                                      AND

                               LENNAR CORPORATION

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
       ARTICLE I
       MERGER OF LENNAR AND GREYSTONE
1.1    The Merger.......................................................................     1

       ARTICLE II
       TERMS AND CONDITIONS OF THE MERGER
2.1    Certificate of Incorporation.....................................................     1
2.2    By-Laws..........................................................................     1
2.3    Directors........................................................................     1
2.4    Officers.........................................................................     1
2.5    Stock of Greystone...............................................................     1
2.6    Stock of Lennar..................................................................     1
2.7    Exchange of Certificates.........................................................     2
2.8    Greystone Options................................................................     2

       ARTICLE III
       EFFECTIVE TIME
3.1    Date of the Merger...............................................................     2
3.2    Execution of Certificate of Merger...............................................     3
3.3    Effective Time of the Merger.....................................................     3

       ARTICLE IV
       REPRESENTATIONS AND WARRANTIES
4.1    Representations and Warranties of Lennar.........................................     3
4.2    Representations and Warranties of Greystone......................................     8
4.3    Termination of Representations and Warranties....................................    11

       ARTICLE V
       ACTIONS PRIOR TO THE MERGER
5.1    Activities Until Effective Time..................................................    12
5.2    HSR Act Filings..................................................................    14
5.3    Registration Statement, Proxy Statements and Stockholders' Meetings..............    14
5.4    No Solicitation of Offers; Notice of Indications of Interest.....................    15
5.5    Lennar's Efforts to Fulfill Conditions...........................................    15
5.6    Greystone's Efforts to Fulfill Conditions........................................    16
5.7    Merger Date Audit................................................................    16
5.8    Indemnification for Prior Acts...................................................    17
5.9    Amendments to the Spin Off Agreement and Partnership Agreement...................    18
5.10   Compensation, Benefits...........................................................    18

       ARTICLE VI
       CONDITIONS PRECEDENT TO MERGER
6.1    Conditions to Greystone's Obligations............................................    19
6.2    Conditions to Lennar's Obligations...............................................    21

                                                                                          PAGE
                                                                                          ----
       ARTICLE VII
       TERMINATION
7.1    Right to Terminate...............................................................    21
7.2    Manner of Terminating Agreement..................................................    22
7.3    Effect of Termination............................................................    22

       ARTICLE VIII
       ABSENCE OF BROKERS
8.1    Representations and Warranties Regarding Brokers and Others......................    23

       ARTICLE IX
       GENERAL
9.1    Expenses.........................................................................    23
9.2    Access to Properties, Books and Records..........................................    23
9.3    Plan of Reorganization...........................................................    24
9.4    Press Releases...................................................................    24
9.5    Entire Agreement.................................................................    24
9.6    Survival of Obligations..........................................................    24
9.7    Effect of Disclosures............................................................    24
9.8    Captions.........................................................................    24
9.9    Prohibition Against Assignment...................................................    24
9.10   Modification or Amendment........................................................    24
9.11   Waiver of Conditions.............................................................    24
9.12   No Third Party Beneficiaries.....................................................    24
9.13   Notices and Other Communications.................................................    24
9.14   Governing Law....................................................................    25
9.15   Counterparts.....................................................................    25

                          PLAN AND AGREEMENT OF MERGER

     This is a Plan and Agreement of Merger, dated as of June 10, 1997 between PACIFIC GREYSTONE CORPORATION ("Greystone"), a Delaware corporation, and LENNAR CORPORATION ("Lennar"), a Delaware corporation.

                                   ARTICLE I

                         MERGER OF LENNAR AND GREYSTONE

     1.1 The Merger. At the Effective Time (defined below), Lennar will be merged with and into Greystone (the "Merger"), with Greystone being the surviving corporation of the Merger (the "Surviving Corporation"). Except as specifically provided in this Agreement, at the Effective Time (i) the real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises of Greystone will continue unaffected and unimpaired by the Merger, (ii) the separate existence of Lennar will terminate, and its real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises will be merged into the Surviving Corporation and (iii) the Merger will have such other effects as are set forth in Section 259 of the General Corporate Law of the State of Delaware (the "GCL").

                                   ARTICLE II

                       TERMS AND CONDITIONS OF THE MERGER

     The terms and conditions of the Merger will be as follows:

     2.1 Certificate of Incorporation. From the Effective Time (defined below) until subsequently amended, the Certificate of Incorporation of the Surviving Corporation will be in the form of Exhibit 2.1, and that Certificate of Incorporation, separate and apart from this Agreement, may be certified as the Certificate of Incorporation of the Surviving Corporation.

     2.2 By-Laws. At the Effective Time, the By-Laws of the Surviving Corporation will be in the form of Exhibit 2.2, until they are altered, amended or repealed.

     2.3 Directors. The persons listed on Exhibit 2.3 will be the directors of the Surviving Corporation after the Effective Time and will hold office in accordance with the By-Laws of the Surviving Corporation for the respective terms shown on Exhibit 2.3.

     2.4 Officers. The persons listed on Exhibit 2.4 will be the officers of the Surviving Corporation after the Effective Time and will hold office at the pleasure of the Board of Directors of the Surviving Corporation.

     2.5 Stock of Greystone. Prior to the Effective Time, the Board of Directors of Greystone will declare a 13.8% stock dividend (the "Stock Dividend") payable prior to the Effective Time to the holders of record of common stock, par value $.01 per share, of Greystone ("Greystone common stock"), with a reasonable provision for cash in lieu of fractional shares. Each share of common stock, par value $.01 per share, of Greystone ("Greystone common stock") which is outstanding immediately prior to the Effective Time (including, but not limited to, shares issued as a result of the Stock Dividend) will, at and after the Effective Time, continue to be one share of common stock, par value $.10 per share, of the Surviving Corporation ("Common Stock"). After the Effective Time a certificate which represented Greystone common stock prior to the Effective Time will automatically become and be a certificate representing the number of shares of Common Stock equal to the number of shares of Greystone common stock represented by the certificate before the Merger.

     2.6 Stock of Lennar. Each share of common stock, par value $.10 per share, of Lennar ("Lennar Common Stock") which is outstanding immediately prior to the Effective Time will, at the Effective Time, be converted into and become one share of Common Stock. Each share of class B common stock, par value $.10 per share, of Lennar ("Lennar class B stock") which is outstanding immediately prior to the Effective Time will, at the Effective Time, be converted into and become one share of Class B Common Stock ("Class B

Stock"), par value $.10 per share, of the Surviving Corporation. At the Effective Time, all the Lennar common stock and Lennar class B stock outstanding immediately before the Merger will automatically be cancelled and after the Effective time a certificate which represented Lennar common stock or Lennar class B stock will automatically become and be a certificate representing the number of shares of Common Stock or Class B Stock into which the Lennar common stock or Lennar class B stock represented by the certificate was converted.

     2.7 Exchange of Certificates. (a) At any time after the Effective Time, any holder of a certificate which had represented Greystone common stock prior to the Effective Time (an "Old Certificate") may submit that Old Certificate to an exchange agent designated by the Surviving Corporation (the "Exchange Agent"), accompanied by such document of transmittal as the Surviving Corporation may reasonably require, and receive a new certificate (a "New Certificate") representing the number of shares of Common Stock into which the number of shares of Greystone common stock represented by the submitted certificate were converted.

     (b) As promptly as practicable after the Effective Time, the Surviving Corporation shall send to each holder of record of shares of Greystone common stock immediately prior to the Effective Time transmittal materials for use in exchanging Old Certificates for New Certificates. When Old Certificates are submitted for exchange, the Surviving Corporation shall cause the New Certificates representing the shares of common stock into which the shares of Greystone Common Stock represented by the Old Certificate are converted as a result of the Merger to be delivered to the holder who submitted the Old Certificates. No interest will be paid on any cash to be paid to a holder in lieu of fractional shares or otherwise.

     (c) If an Old Certificate has been lost, stolen or destroyed, the Surviving Corporation will accept an affidavit and indemnity reasonably satisfactory to it in lieu of the Old Certificate.

     (d) Notwithstanding the foregoing, none of the Surviving Corporation, the Exchange Agent, any other agent acting on behalf of the Surviving Corporation, or any other party to this Agreement, shall be liable to any former holder of Greystone common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     2.8 Greystone Options. All options granted by Greystone pursuant to any plans listed on Exhibit 4.2-O(2) that are outstanding as of the Effective Time (collectively, the "Company Options") shall be fully vested and exercisable as of the Effective Time (other than, unless Greystone shall otherwise elect prior to the Effective Time, Company Options which were granted less than six months before the Effective Time, which shall vest in accordance with their terms), shall be adjusted as set forth in the following sentence (unless by their terms they were already adjusted to take account of the Stock Dividend) and shall otherwise survive the consummation of the Merger on the same terms and conditions as were applicable to the Company Options immediately before the Effective Time. Each Company Option shall be adjusted so as to represent an option (i) with respect to a number of shares of Common Stock equal to the number of shares of Greystone common stock subject to such Company Option immediately before the Effective Time (not adjusted to take account of the Stock Dividend), times 1.138 (with any resultant fractional share of Common Stock rounded to the nearest whole share), and (ii) with a per-share exercise price equal to the per-share exercise price of such Company Option immediately before the Effective Time divided by 1.138 (with any resultant fraction of a cent per share rounded to the nearest whole cent).

                                  ARTICLE III

                                 EFFECTIVE TIME

     3.1 Date of the Merger. The day on which the Merger is to take place (the "Merger Date") will be the later of (a) August 15, 1997, and (b) the business day after the first day on which all the conditions in Paragraphs 6.1 and 6.2 (other than delivery of officers certificates and opinions of counsel, which will continue to be conditions until they are delivered on the Merger Date) have been satisfied or waived. The Merger Date may be changed with the consent of Greystone and Lennar. For the purposes of this Paragraph, a "business day" is a day on which certificates of merger may be filed with the Secretary of State of Delaware.

     3.2 Execution of Certificate of Merger. If all the conditions in Article VI are satisfied or waived, on the Merger Date, (a) Greystone will execute a certificate of merger (the "Certificate of Merger") substantially in the form of
Exhibit 3.2 and cause the Certificate of Merger to be filed with the Secretary of State of Delaware on the Merger Date or as soon after that date as is practicable.

     3.3 Effective Time of the Merger. The Merger will become effective at 11:59 P.M. on the day when the Certificate of Merger is filed with Secretary of State of Delaware or at such other time as may be specified in the Certificate of Merger (that being the "Effective Time").

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

     4.1 Representations and Warranties of Lennar. Lennar represents and warrants to Greystone as follows:

          (a) Lennar is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b) Lennar has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All corporate actions necessary to authorize Lennar to enter into this Agreement and to carry out the transactions contemplated by it, other than the approval by the stockholders of Lennar contemplated by
     Section 6.2(f), have been taken. The approval by the Board of Directors of Lennar of this Agreement and of an agreement dated the same day as this Agreement with Warburg, Pincus Investors L.P. (the "Warburg Voting Agreement"), constitute approval sufficient so that neither Greystone nor any record or beneficial owner of stock of Greystone will be subject to the prohibitions of Section 203 of the GCL with regard to Lennar or the Surviving Corporation. This Agreement has been duly executed by Lennar and is a valid and binding agreement of Lennar, enforceable against Lennar in accordance with its terms. The Separation and Distribution Agreement, dated as of the date hereof (the "Spin Off Agreement"), by and between Lennar and LPC, Inc. ("LPC") is in the form of Exhibit 4.1-B, has been duly executed by Lennar and LPC and is a valid and binding agreement of the parties thereto, enforceable against the parties thereto in accordance with its terms.

          (c) Except as set forth on Exhibit 4.1-C, neither the execution or delivery of this Agreement, the Spin Off Agreement or the Partnership Agreement (the "Partnership Agreement") between Lennar and LPC forming Lennar Land Partners (the "Land Partnership") or any document to be delivered in accordance with this Agreement, the Spin Off Agreement or the Partnership Agreement, nor the consummation of the transactions contemplated by this Agreement, the Spin Off Agreement or the Partnership Agreement or by any document to be delivered in accordance with this Agreement, the Spin Off Agreement or the Partnership Agreement will (i) violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, the Certificate of Incorporation or by-laws of Lennar or any of its subsidiaries or (ii) violate, result in a breach of, constitute a default under, or result in the acceleration of any obligation under, or the creation of a lien, pledge, security interest or other encumbrance on the assets or properties of Lennar or any of its subsidiaries or on the assets or properties of the Surviving Corporation or any of its subsidiaries (with or without the giving of notice, the lapse of time or both) pursuant to, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of Lennar or any of its subsidiaries (the "Lennar Contracts") or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or nongovernmental permit or license to which Lennar or any of its subsidiaries is subject, or result in, or give rise to any right to, any change in the rights or obligations of any party under, or any rights of termination under, any of the Lennar Contracts, except in the case of this clause (ii) for any of the foregoing that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect (as defined below) on Lennar.

          (d) Lennar and each of its subsidiaries is qualified to do business as a foreign corporation in each jurisdiction in which it is required to be qualified, except jurisdictions in which the failure to qualify, in the aggregate, would not have a Material Adverse Effect upon Lennar. As used in this Agreement, the term "Material Adverse Effect" upon a company means a material adverse effect on (a) the business, operations, results of operations, properties, assets, liabilities or condition (financial or otherwise) of the company and its subsidiaries on a consolidated basis or
     (b) the ability of the company to consummate the transactions contemplated by this Agreement or the Spin Off Agreement in accordance with their respective terms. Whenever the term Material Adverse Effect (or another qualification as to materiality) is used with respect to Lennar, that term will refer to Lennar and the other companies referred to in the Separation Agreement as the Lennar Companies (together the "Lennar Companies") rather than to Lennar as constituted on the date of this Agreement.

          (e) The only authorized stock of Lennar is 100,000,000 shares of Lennar common stock, 30,000,000 shares of Lennar class B stock, and 500,000 shares of preferred stock, par value $10 per share. At the date of this Agreement, the only outstanding stock of Lennar is 26,060,775 shares of Lennar common stock and 9,966,631 shares of Lennar class B stock. All outstanding shares of Lennar common stock and Lennar class B stock are, and all shares which may be issued prior to the Effective Time upon exercise of any outstanding options will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth in Exhibit 4.1-E or expressly contemplated by this Agreement, there are no outstanding options, warrants or rights to purchase or acquire from Lennar any capital stock of Lennar, there are no existing registration covenants or transfer or voting restrictions with respect to outstanding shares of Lennar Stock, and there are no convertible or exchangeable securities or other contracts, commitments, agreements, understandings, arrangements or restrictions by which Lennar is bound to issue any additional shares of its capital stock or other securities.

          (f) Except as shown on Exhibit 4.1-F, no notices, reports or other filings are required to be made by Lennar or any of its subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Lennar from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign ("Governmental Entity"), in connection with the execution, delivery or performance of its obligations under this Agreement, the Spin Off Agreement and the Partnership Agreement and the consummation by Lennar of the transactions contemplated by this Agreement, the Spin Off Agreement and the Partnership Agreement, the failure to make or obtain any or all of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Lennar or enable any person to enjoin or prevent or materially delay consummation of the transactions contemplated by this Agreement.

          (g) Except as shown on Exhibit 4.1-G, Lennar owns all the outstanding shares of, or other equity interests in, each of the corporations and other entities of which Lennar owns directly or indirectly 50% or more of the equity (each corporation or other entity of which a company owns directly or indirectly 50% or more of the equity being a "subsidiary" of the company). Each subsidiary of Lennar which is a corporation is duly organized, validly existing and in good standing under the laws of its state of incorporation. All outstanding shares of stock of Lennar's subsidiaries owned by Lennar or any of its subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as shown on Exhibit 4.1-G hereto, there are no outstanding options, warrants or rights to purchase or acquire from Lennar or any of its subsidiaries any capital stock of any of Lennar's subsidiaries, there are no existing registration covenants or transfer or voting restrictions with respect to outstanding securities of any of Lennar's subsidiaries, and there are no convertible or exchangeable securities or other contracts, commitments, agreements, understandings, arrangements or restrictions by which any of Lennar's subsidiaries are bound to issue any additional shares of their capital stock or other equity securities.

          (h) Since December 1, 1993, Lennar has filed with the Securities and Exchange Commission (the "SEC") all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the respective rules and regulations promulgated thereunder (the "Lennar SEC Reports"), all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, the Lennar SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Lennar included in the Lennar SEC Reports have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of Lennar and its subsidiaries at their respective dates and the results of their operations and changes in financial position for the periods to which they relate, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

          (i) Except as reflected on the balance sheet contained in Lennar's Annual Report on Form 10-K for the year ended November 30, 1996 (the "Lennar 1996 Balance Sheet"), or the balance sheet summarized in Lennar's Report on Form 10-Q for the period ended February 28, 1997 (the "Lennar Interim Balance Sheet"), neither Lennar nor any of its subsidiaries have any liabilities or obligations (whether known or unknown, due or to become due, absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies which (i) arose after the date of the Lennar Interim Balance Sheet, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Lennar, and were incurred in the ordinary course of business consistent with past practices, (ii) arose on or before the date of the Lennar Interim Balance Sheet and were not required by GAAP to be reflected on the Lennar 1996 Balance Sheet or the Lennar Interim Balance Sheet, (iii) are liabilities of companies which will be subsidiaries of LPC at the time of the Spin-Off and for which neither Lennar nor any of its subsidiaries will be primarily or contingently liable after the Spin-Off, or (iv) are being assumed by LPC pursuant to the Assignment and Assumption Agreement to be delivered by LPC in accordance with the Spin Off Agreement (the "Assumption Agreement") and for which LPC will indemnify Lennar and its subsidiaries under the Assumption Agreement. Since February 28, 1997, Lennar has made all disclosures about its activities and financial condition required by the Securities Exchange Act of 1934 and the rules under that Act.

          (j) Since February 28, 1997, there has not been any material adverse change in the financial condition or results of operations of Lennar and its subsidiaries engaged in the Homebuilding Business compared with the financial condition of Lennar and those subsidiaries at February 28, 1997 or the consolidated results of operations of Lennar and those subsidiaries for the same period of the prior year. Since November 30, 1996, the business of the Lennar Companies has been conducted in the ordinary course consistent with past practice, except that Lennar (i) has entered into the Spin Off Agreement and as contemplated thereby has taken steps to prepare to divide its businesses into (A) its homebuilding business (including development of land for residential building and sale of residential lots), its business of supplying security systems, water, power, cable and other utilities and services to homebuyers and homeowners, its business of maintaining common areas for homeowners and the portion of its financial services business relating to providing financing to residential home purchasers (both of homes sold by Lennar subsidiaries and of homes sold by others) and homeowners, servicing residential mortgages, providing or obtaining title insurance for homebuyers, providing closing services to homebuyers and investing in securities backed by pools of residential mortgages (together the "Homebuilding Business") and (B) its managed assets business and the portion of its financial services business relating to acquiring and managing commercial and multi-family rental real estate, acquiring portfolios of commercial mortgage loans or of real estate assets acquired through foreclosures of mortgage loans, constructing office buildings and other commercial or industrial buildings, purchasing mortgage backed securities and real estate backed securities, acting as servicer or special servicer with regard to commercial mortgage pools and providing financing to homebuilders and land developers (the "Asset Management Business"), and distribute the Asset Management Business to its stockholders (the division of Lennar's businesses into the Homebuilding Business and the Asset Management Business and the distribution of the Asset

     Management Business to Lennar's stockholders being the "Spin-Off") and (ii) has taken steps to prepare to form the Land Partnership pursuant to the Partnership Agreement, which will be in the form of Exhibit 4.1-J(1) (except as otherwise consented to by Greystone) and to transfer to the Land Partnership all of the assets listed on Exhibit 4.1-J(2), other than assets which have been disposed of in the ordinary course of business. Since November 30, 1996, there have not been, and there are not, any events, casualties, losses, circumstances or occurrences, other than occurrences affecting the homebuilding industry in the United States of America generally, which, individually or in the aggregate, have resulted, or could reasonably be expected to result, in a Material Adverse Effect on Lennar.

          (k) The pro forma balance sheet and statement of income of Lennar and its subsidiaries at November 30, 1996 and for the year ended on that date which are included in Exhibit 4.1-K (the "Pro Forma Lennar Financial Statements") were prepared in accordance with GAAP consistently applied, based upon the assumptions set forth in the notes to the Pro Forma Lennar Financial Statements, and based upon those assumptions fairly present the financial condition and results of operations of the Homebuilding Business at the dates, and for the periods, to which they relate, subject to possible audit adjustments which will not materially reduce the total assets or net assets shown on the balance sheet, or the total revenues or net income shown on the statement of income, included in the Pro Forma Lennar Financial Statements.

          (l) The assets of Lennar and its subsidiaries after the Spin-Off (the "Homebuilding Assets") will constitute, in the aggregate, all of the assets, properties and rights used in or necessary to the conduct of the Homebuilding Business after the Spin-Off in a manner consistent with past practice, as it is currently being conducted and as Lennar contemplates that it will be conducted (except to the extent the Homebuilding Business will in the future include the operations of Greystone). At the Effective Time, Lennar will have good and valid title to a 50% general partner's interest in the Land Partnership, which it will own free and clear of any liens, charges, pledges, security interests or other encumbrances or imperfections or defects in title. The fact that after the Merger Date Lennar or its subsidiaries may be primarily or contingently liable for indebtedness of or assumed by LPC or its subsidiaries for which the Surviving Corporation and its subsidiaries will be entitled to indemnification from LPC will not prevent the Surviving Corporation from obtaining the financing it will require to conduct the Homebuilding Business of Lennar and the business of Greystone as they are being conducted at the date of this Agreement and as Lennar contemplates they will be conducted after the Merger.

          (m) Lennar and its subsidiaries at all times have complied, and currently do comply, in the conduct of their respective businesses, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees, except where the failure to comply would not reasonably be expected, in the aggregate, to have a Material Adverse Effect on Lennar. Each of Lennar and each of its subsidiaries engaged in the Homebuilding Business (Lennar and those subsidiaries collectively being the "Homebuilding Companies") has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Lennar or such subsidiary to carry on its business as it is presently conducted, except for such permits, licenses, certificates, orders, filings, applications and registrations, with respect to which the failure so to have or make would not reasonably be expected, in the aggregate, to have a Material Adverse Effect on Lennar.

          (n) Lennar and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns (as defined below) required to be filed by them (taking account of all extensions which have been obtained) other than those Tax Returns the failure of which to file would not in the aggregate have a Material Adverse Effect on Lennar, and such Tax Returns are true, correct and complete in all material respects, except to the extent of items which may be disputed by applicable taxing authorities, but for which there is substantial authority to support the positions taken by Lennar or its subsidiary, and (ii) duly paid in full or made adequate provision in accordance with GAAP for the payment of all Taxes (as defined below) for all past and current periods. The liabilities and reserves for Taxes reflected in the Lennar Interim Balance Sheet cover all Taxes for all periods ending at or prior to the date of such balance sheet and have been determined in accordance with GAAP and there is no material liability for Taxes for any period beginning after the date of the Interim Balance Sheet other than Taxes arising in the ordinary course of business. There are no material liens for Taxes upon any property or assets of Lennar or any subsidiary thereof, except for liens for Taxes not yet due or Taxes contested in good faith and adequately reserved against in accordance with GAAP. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service (the "IRS") or any other governmental taxing authority with respect to Taxes of Lennar or any of its subsidiaries which, singly or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Lennar. Except as shown on Exhibit 4.1-N, neither Lennar nor any of its subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency other than waivers and extensions which are no longer in effect. Neither Lennar nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly owned subsidiary of Lennar, other than the Spin Off Agreement. Neither Lennar nor any of its subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of
     Section 341(f) of the Code. For purposes of this Agreement, the term "Taxes" shall mean all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments. For purposes of this Agreement, the term "Tax Return" shall mean any return, report or other document required to be supplied to a taxing authority in connection with Taxes.

          (o) Except as set forth on Schedule 4.1-O, there are no claims, actions, injunctions, suits, arbitration proceedings, governmental investigations or other legal or administrative proceedings, or any orders, decrees, writs, or judgments ("Proceedings") pending, in progress or in effect or, to the knowledge of Lennar, threatened (i) against or affecting Lennar, any of its subsidiaries or any of their respective properties or assets, or (ii) relating to or affecting the transactions contemplated by this Agreement or the Spin-Off, except to the extent such Proceedings, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lennar.

          (p) Exhibit 4.1-P(1) is a complete list of all unions which represent any employees of Lennar or any of the other Homebuilding Companies. No union is attempting to organize or otherwise become the bargaining representative for any employees of Lennar or any of the other Homebuilding Companies. Exhibit 4.1-P(2) is a complete list of (i) all written agreements and plans, including written employment agreements (other than employment agreements calling for salaries of less than $100,000 per year with terms of not more than two years) and including "employee benefit plans," as that term is defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), to which Lennar or any of the other Homebuilding Companies is a party under which it is providing compensation, retirement benefits or other benefits to employees and (ii) all agreements or other commitments by Lennar or any other of the Homebuilding Companies to provide post-retirement medical benefits or other post-employment benefits to employees or former employees. Except as shown on Exhibit 4.1-P(2), (v) each employee benefit plan listed on Exhibit 4.1-P(2) which is intended to be qualified under Section 401 of the Code is qualified under that Section, (w) each employee benefit plan listed on Exhibit 4.1-P(2) has been maintained in all material respects in accordance with its terms and any applicable provisions of ERISA or the Code, (x) no plan listed on Exhibit 4.1-P(2) is a "defined benefit plan," as that term is defined in ERISA, (y) neither Lennar nor any other of the Homebuilding Companies is an "employer" or part of a "single employer," as those terms are used in ERISA or the Code, with regard to any benefit plan not listed on Exhibit 4.1-P(2) and (z) no plan listed on Exhibit 4.1-P(2) has an unfunded benefit liability, as that term is used in ERISA.

          (q) Except as set forth on Exhibit 4.1-Q and except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Lennar, (i) Lennar and its subsidiaries are in compliance with all applicable Environmental Laws (as defined below), and (ii) neither Lennar nor any of its subsidiaries has any outstanding notices, demand letters or requests for information from any Governmental Entity or any third party indicating that Lennar or any of its subsidiaries may be in violation of, or liable under, any Environmental Law, and none of Lennar, its subsidiaries or its properties are subject to any court order, administrative order or decree arising under any Environmental Law. As used in this Agreement, "Environmental Law" means (i) any federal, state, foreign or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, common law legal doctrine, order, judgment, decree, injunction, requirement or agreement with any government entity, (x) relating to the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as now in effect. "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component.

          (r) Each of the representations and warranties of any party set forth in the Spin-Off Agreement are true and correct in all material respects.

          (s) Lennar has received commitments (the "Loan Commitments") from First National Bank of Chicago relating to the financing of the Surviving Corporation and the Land Partnership following the Effective Time, true and correct copies of which have been delivered to Greystone prior to the date of this Agreement.

     4.2 Representations and Warranties of Greystone. Greystone represents and warrants to Lennar as follows:

          (a) Greystone is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b) Greystone has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All corporate actions necessary to authorize Greystone to enter into this Agreement and to carry out the transactions contemplated by it, other than approval by the stockholders of Greystone, have been taken. The approval by the Board of Directors of Greystone of this Agreement and a Miller Agreement Regarding Merger dated the same day as this Agreement constitute approval sufficient that neither Lennar nor any record or beneficial owner of stock of Lennar will be subject to the prohibitions of Section 203 of the GCL with regard to Greystone or the Surviving Corporation. This Agreement has been duly executed by Greystone and is a valid and binding agreement of Greystone, enforceable against Greystone in accordance with its terms.

          (c) Except as set forth on Exhibit 4.2-C, neither the execution and delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will (i) violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, the Certificate of Incorporation or by-laws of Greystone, or any of its subsidiaries or (ii) violate, result in a breach of, constitute a default under, or result in the acceleration of any obligation under, or the creation of a lien, pledge, security interest or other encumbrance on the assets or properties of Greystone or any of its subsidiaries or on the assets or properties of the Surviving Corporation or any of its subsidiaries (with or without the giving of notice, the lapse of time or both) pursuant to, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of Greystone or any of its subsidiaries (the "Greystone

     Contracts") or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or nongovernmental permit or license to which Greystone or any of its subsidiaries is subject, or result in, or give rise to any right to, any change in the rights or obligations of any party under, or any rights of termination under, any of the Greystone Contracts, except in the case of this clause (ii) for any of the foregoing that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on Greystone.

          (d) Greystone and each of its subsidiaries is qualified to do business as a foreign corporation in each jurisdiction in which it is required to be qualified, except jurisdictions in which the failure to qualify, in the aggregate, would not have a Material Adverse Effect on Greystone.

          (e) The only authorized stock of Greystone is 35,000,000 shares of Greystone common stock and 5,000,000 shares of preferred stock. At the date of this Agreement, the only outstanding stock of Greystone is 14,959,741 shares of Greystone common stock. All outstanding shares of Greystone common stock are, and all shares which may be issued prior to the Effective Time as a result of the Stock Dividend or upon exercise of any outstanding options will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth in Exhibit 4.2-E, there are no outstanding options, warrants or rights to purchase or acquire (other than through the Stock Dividend) from Greystone any capital stock of Greystone, there are no existing registration covenants or transfer or voting restrictions with respect to outstanding shares of Greystone stock, and there are no convertible or exchangeable securities or other contracts, commitments, agreements, understandings, arrangements or restrictions by which Greystone is bound to issue any additional shares of its capital stock or other securities.

          (f) Except as shown on Exhibit 4.2-F, no notices, reports or other filings are required to be made by Greystone or any of its subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Greystone from, any Governmental Entity in connection with the execution, delivery or performance of its obligations under this Agreement or the consummation by Greystone of the transactions contemplated by this Agreement, the failure to make or obtain any or all of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Greystone or enable any person to enjoin or prevent or materially delay consummation of the transactions contemplated by this Agreement.

          (g) Except as shown on Exhibit 4.2-G, Greystone owns all the outstanding shares of, or other equity interests in, each of its subsidiaries. Each subsidiary of Greystone which is a corporation is duly organized, validity existing and in good standing under the laws of its state of incorporation. All outstanding shares of stock of Greystone's subsidiaries owned by Greystone or any of its subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as shown on Exhibit 4.2-G, there are no outstanding options, warrants or rights to purchase or acquire from Greystone or any of its subsidiaries any capital stock of any of Greystone's subsidiaries, there are no existing registration covenants or transfer or voting restrictions with respect to outstanding securities of any of Greystone's subsidiaries, and there are no convertible or exchangeable securities or other contracts, commitments, agreements, understandings, arrangements or restrictions by which any of Greystone's subsidiaries are bound to issue any additional shares of their capital stock or other equity securities.

          (h) Since June 20, 1996, Greystone has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations promulgated thereunder (the "Greystone SEC Reports"), all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, when the Greystone SEC Reports were filed with the SEC, they did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Greystone included in the Greystone SEC Reports have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of Greystone and its subsidiaries at their respective dates and the results of their operations and changes in financial position for the periods to which they relate, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

          (i) Except as reflected on the balance sheet contained in Greystone's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Greystone 1996 Balance Sheet"), or the balance sheet summarized in Greystone's Report on Form 10-Q for the period ended March 31, 1997 (the "Greystone Interim Balance Sheet"), neither Greystone nor any of its subsidiaries have any liabilities or obligations (whether known or unknown, due or to become due, absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies which (i) arose after the date of the Greystone Interim Balance Sheet, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Greystone, and which were incurred in the ordinary course of business consistent with past practices, or (ii) arose on or before the date of the Greystone Interim Balance Sheet and were not required by GAAP to be reflected on the Greystone 1996 Balance Sheet or the Greystone Interim Balance Sheet. Since March 31, 1997, Greystone has made all disclosures about its activities and financial condition required by the Exchange Act and the rules under that Act.

          (j) Since March 31, 1997, (i) there has not been any material adverse change in the consolidated financial condition or results of operations of Greystone and its subsidiaries compared with the consolidated financial condition of Greystone and its subsidiaries at March 31, 1997, as shown in the Greystone SEC Reports, or the consolidated results of operations of Greystone and its subsidiaries for the same period of the prior year, (ii) Greystone and its subsidiaries have conducted their businesses in the ordinary course and in the same manner in which they were conducted prior to March 31, 1997 and (iii) there have not been, and there are not, any events, casualties, losses, circumstances or occurrences, other than occurrences affecting the homebuilding industry in the United States of America generally, which, individually or in aggregate, have resulted, or could reasonably be expected to result, in a Material Adverse Effect on Greystone.

          (k) The assets of Greystone and its subsidiaries on the Merger Date will constitute, in the aggregate, all of the assets, properties and rights used in or necessary to the conduct of their business as it is currently being conducted or as Greystone contemplates that it will be conducted (except to the extent it will incorporate Lennar's homebuilding operations into its future conduct).

          (l) Greystone and its subsidiaries at all times have complied, and currently do comply, in the conduct of their respective businesses, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees, except where the failure to comply would not reasonably be expected, in the aggregate, to have a Material Adverse Effect on Greystone. Each of Greystone and each of its subsidiaries has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Greystone or such subsidiary to carry on its business as it is presently conducted, except for such permits, licenses, certificates, orders, filings, applications and registrations, with respect to which the failure so to have or make would not reasonably be expected, in the aggregate, to have a Material Adverse Effect on Greystone.

          (m) Greystone and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns required to be filed by them (taking account of all extensions which have been obtained) other than those Tax Returns the failure of which to file would not in the aggregate have a Material Adverse Effect on Greystone, and such Tax Returns are true, correct and complete in all material respects, except to the extent of items which may be disputed by applicable taxing authorities, but for which there is substantial authority to support the positions taken by Greystone or its subsidiary, and (ii) duly paid in full or made adequate provision in accordance with GAAP for the payment of all Taxes

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

     (as defined below) for all past and current periods. The liabilities and reserves for Taxes reflected in the Greystone Interim Balance Sheet cover all Taxes for all periods ending at or prior to the date of such balance sheet and have been determined in accordance with GAAP and there is no material liability for Taxes for any period beginning after the date of the Greystone Interim Balance Sheet other than Taxes arising in the ordinary course of business. There are no material liens for Taxes upon any property or assets of Greystone or any subsidiary thereof, except for liens for Taxes not yet due or Taxes contested in good faith and adequately reserved against in accordance with GAAP. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of Lennar or any of its subsidiaries which, singly or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Greystone. Except as shown on Exhibit 4.2-M, neither Greystone nor any of its subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency other than waivers and extensions which are no longer in effect. Neither Greystone nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing or Taxes with any entity that is not, directly or indirectly, a wholly owned subsidiary of Greystone. Neither Greystone nor any of its subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any or them, filed a consent to the application of
     Section 341(f) of the Code.

          (n) Except as set forth on Exhibit 4.2-N, there are no Proceedings pending, in progress or in effect or, to the knowledge of Greystone, threatened (i) against or affecting Greystone, any of its subsidiaries or any of their respective properties or assets, or (ii) relating to or affecting the transactions contemplated by this Agreement, except to the extent such Proceedings, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Greystone.

          (o) Exhibit 4.2-O(1) is a complete list of all unions which represent any employees of Greystone or any of its subsidiaries. No union is attempting to organize or otherwise become the bargaining representative for any employees of Greystone or any of its subsidiaries. Exhibit 4.2-O(2) is a complete list of (i) all written agreements and plans, including written employment agreements (other than employment agreements calling for salaries of less than $100,000 per year with terms of not more than two years) and including "employee benefit plans," as that term is defined in the ERISA, to which Greystone or any of its subsidiaries is a party under which it is providing compensation, retirement benefits or other benefits to employees and (ii) all agreements or other commitments by Greystone or any of its subsidiaries to provide post-retirement medical benefits or other post-employment benefits to employees or former employees. Except as shown on Exhibit 4.2-O(2), (v) each employee benefit plan listed on Exhibit 4.2-O(2) which is intended to be qualified under Section 401 of the Code is qualified under that Section, (w) each employee benefit plan listed on
     Exhibit 4.2-O(2) has been maintained in all material respects in accordance with its terms and any applicable provisions of ERISA or the Code, (x) no plan listed on Exhibit 4.2-O(2) is a "defined benefit plan," as that term is defined in ERISA, (y) neither Greystone nor any of its subsidiaries is an "employer" or part of a "single employer," as those terms are used in ERISA or the Code, with regard to any benefit plan not listed on Exhibit 4.2-O(2) and (z) no plan listed on Exhibit 4.2-O(2) has an unfunded benefit liability, as that term is used in ERISA.

          (p) Except as set forth on Exhibit 4.2-P hereto and except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Greystone, (i) Greystone and its subsidiaries are in compliance with all applicable Environmental Laws, and (ii) neither Greystone nor any of its subsidiaries has any outstanding notices, demand letters or requests for information from any Governmental Entity or any third party indicating that Greystone or any of its subsidiaries may be in violation of, or liable under, any Environmental Law, and none of Greystone, its subsidiaries or their respective properties are subject to any court order, administrative order or decree arising under any Environmental Law.

     4.3 Termination of Representations and Warranties. The representations and warranties in Paragraphs 4.1, 4.2 and 8.1 will terminate at the Effective Time, and, except as may be contemplated by the Separation Agreement, neither Lennar nor Greystone, nor any of their respective stockholders will have any rights or claims as a result of any of those representations and warranties (or any related certificates) after the Effective Time.

                                   ARTICLE V

                          ACTIONS PRIOR TO THE MERGER

     5.1 Activities Until Effective Time. From the date of this Agreement to the Effective Time, each of Lennar and Greystone will, and will cause each of its subsidiaries to, except with the written consent of the other of Lennar and
Greystone:

          (a) Operate its business (or, as to Lennar, the Homebuilding Business) in the ordinary course and in a manner consistent with past practice, except to the extent Lennar takes steps contemplated by the Spin Off Agreement, and except to the extent Lennar transfers to the Land Partnership the assets described on Exhibit 4.1-J(2), other than assets which have been disposed of in the ordinary course of business.

          (b) Take all reasonable steps available to them to maintain the goodwill of Lennar's Homebuilding Business and Greystone's business and the continued employment of the executives and other employees engaged in those businesses and to maintain good relationships with all vendors, suppliers, contractors and others with which Lennar or Greystone, as the case may be, conducts business.

          (c) At its expense, maintain all its assets (or, as to Lennar, all the Homebuilding Assets) in good repair and condition, except to the extent of reasonable wear and use and damage by fire or other unavoidable casualty (in which cases replacement of such assets shall take place consistent with past practice).

          (d) Not make any borrowings other than (i) borrowings in the ordinary course of business with respect to activities in states in which it is doing business on the date of this Agreement consistent in nature and amount with its past practices, (ii) as to Lennar, borrowings under the arrangements which are the subject of the Loan Commitments (or other arrangements approved by Greystone) to refinance its current credit lines and to effect the anticipated capitalization of the Asset Management Business and the Land Partnership, (iii) as to Lennar, liabilities which will be liabilities of the Asset Management Business after the Spin-Off and with respect to which neither the Surviving Corporation nor any of its subsidiaries will have any obligations after the Spin-Off and the Merger and (iv) as to Greystone, refinancings of its existing credit facilities.

          (e) Not make, or enter into contractual commitments to make, any capital expenditures, loans or advances, except in each case (i) in the ordinary course of business with respect to activities in states in which it is doing business on the date of this Agreement consistent in nature and amount with its past practices or (ii) as to Lennar, commitments which will be obligations of the Asset Management Business after the Spin-Off and as to which neither the Surviving Corporation nor any of its subsidiaries will have any obligations after the Spin-Off and the Merger.

          (f) Not directly or indirectly redeem, purchase, repurchase or otherwise acquire any shares of its capital stock, and not set aside, declare or pay any dividends, or make any other distributions or repayments of debt to its stockholders, other than (i) payments by wholly owned subsidiaries of Lennar to Lennar or other wholly owned subsidiaries of Lennar, (ii) regular quarterly dividends on regularly scheduled payment dates by Lennar not higher than the per share quarterly dividends it declared on April 8, 1997, (iii) distributions by Lennar pursuant to the Spin Off Agreement, (iv) payments by subsidiaries of Greystone to Greystone or other subsidiaries which are wholly owned by Greystone, (v) payments by subsidiaries of Lennar to Lennar or other subsidiaries which are wholly owned by Lennar and (vi) in the case of Greystone, in connection with the Stock Dividend.

          (g) Not make any loans or advances (other than advances for travel and other normal business expenses) to, or enter into any material agreements or arrangements with, stockholders, directors, officers

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

     or employees or to any "affiliate" (other than a subsidiary) or "associate", of any of the foregoing (as such terms are defined in Rule 12(b)-2 promulgated under the Exchange Act).

          (h) Maintain its books of account and records in the usual manner, in accordance with GAAP applied on a consistent basis, subject to normal year-end adjustments and accruals and not make any change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or as may be necessary to give effect to the Spin Off.

          (i) Comply in all material respects with all applicable laws, rules and regulations of Governmental Entities.

          (j) Not purchase, acquire, sell, dispose, pledge, mortgage or otherwise encumber any property or assets or engage in any activities or transactions, except in the ordinary course of business in states in which it is doing business on the date of this Agreement and consistent with past practice or, with respect to Lennar, as is necessary to consummate the Spin-Off or create the Land Partnership.

          (k) Not enter into or amend any employment, severance or similar agreements or arrangements with any of its, or its subsidiaries, directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (i) normal individual increases in compensation to employees who are not officers or directors in the ordinary course of business consistent with past practice, (ii) other changes as are provided for herein or as may be required by law or to satisfy contractual obligations existing as of the date hereof, (iii) additional grants of awards to newly hired employees consistent with past practice, or (iv) as to Lennar, modifications to employee stock options and other changes to benefit plans which are permitted by subparagraph (l) or (v) as to Greystone, changes to benefit plans described on Exhibit 5.1-K.

          (l) Except as contemplated hereby, not enter into or amend (except as may be required by applicable law or to satisfy contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder, except, (i) as to Lennar, amendments to employee stock options and other changes to plans or arrangements which are necessary, or which Lennar deems advisable, to take account of the Spin-Off and which, on the date the amendments or other changes take place, do not increase the excess of the aggregate market price of the shares to which they are subject over the aggregate exercise price of all the outstanding options or materially change the terms of any options (except, possibly, to accelerate the time when they can be exercised), and as to other plans, do not increase the total liabilities of Lennar and its subsidiaries with regard to the plans and arrangements on the day the amendments or other changes take effect, and (ii) as to Greystone, the changes effected by Paragraph 2.8 or reflected on Exhibit 5.1-l.

          (m) Except as required or permitted by this Agreement, contemplated by the Spin Off Agreement or otherwise required to consummate the Spin-Off or to effect the Stock Dividend, not (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, (ii) amend its Certificate of Incorporation or By-laws other than as provided in this Agreement, (iii) split, combine or reclassify its outstanding capital stock or sell issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iv) except as set forth on Exhibit 5.1-M or pursuant to options outstanding as of the date of this Agreement, issue any shares of its capital stock or any options, warrants or rights to purchase or acquire from it any of its capital stock or issue any securities which are convertible or exchangeable into or for any of its capital stock or other equity securities or enter into any other contracts, commitments, agreements, understandings, arrangements or restrictions by which it would be bound to issue any additional shares of its capital stock or other equity securities.

          (n) Not knowingly take any action that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code, that would prevent the Spin-Off from qualifying

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

     as a tax-free distribution under Section 355 of the Code or that would cause any of its representations and warranties herein to become untrue in any material respect.

          (o) Not authorize or enter into an agreement to take any of the actions referred to in subparagraphs (a) through (n) above, except that Lennar may make commitments and incur contingent liabilities which will be obligations of the Asset Management Business after the Spin Off and with respect to which neither the Surviving Corporation nor its subsidiaries will have any obligations, after the Spin Off.

     5.2 HSR Act Filings. Greystone and Lennar will each make as promptly as practicable any filings it is required to make under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with regard to the transactions which are the subject of this Agreement and each of them will take all reasonable steps within its control (including providing any requested information to the Federal Trade Commission and the Department of Justice) to cause the waiting periods required by the HSR Act to be terminated or to expire as promptly as practicable. Greystone and Lennar will each provide information and cooperate in all other respects to assist the other of them in making its filing under the HSR Act.

     5.3  Registration Statement, Proxy Statements and Stockholders' Meetings.

     (a) Greystone will file as promptly as practicable a registration statement (the "Registration Statement") on Form S-4 (or whatever other form may be applicable) with the Securities and Exchange Commission (the "SEC") with respect to the issuance of the shares of Common Stock and Class B Common Stock to be issued in the Merger and will use its best efforts to cause the Registration Statement to become effective as promptly as practicable.

     (b) Greystone will give lawyers, accountants and other representatives of Lennar reasonable access during normal business hours to all the books, records and personnel of Greystone and its subsidiaries which will be useful to assure that the disclosures about Greystone in the Registration Statement or in documents incorporated by reference into the Registration Statement are complete and accurate.

     (c) Lennar will (i) supply to Greystone all information Greystone is required to include in the Registration Statement, including consolidated financial statements of Lennar and its subsidiaries at November 30, 1996 and for the three years ended on that date which give effect to the Spin Off and have been audited by Deloitte & Touche and any other required financial statements of Lennar and its subsidiaries, and in all other respects cooperate with Greystone in its efforts to cause the Registration Statement to become effective as promptly as practicable, including giving lawyers, accountants and other representatives of Greystone reasonable access during normal business hours to all the books, records and personnel of Lennar and its subsidiaries which will be useful to assure that the disclosures about Lennar in the Registration Statement or in documents incorporated by reference into the Registration Statement are complete and accurate, (ii) recommend to its stockholders that they vote in favor of the Merger and permit that recommendation to be described in the Registration Statement, except to the extent that, although Lennar's Board of Directors does not withdraw its approval of the Merger or take any other action which would prevent its stockholders from voting upon the Merger or prevent the Merger from taking place if this Agreement is adopted by Lennar's stockholders, it is required by its fiduciary duties to state that it no longer recommends the Merger, (iii) as promptly as practicable, and in any event within 10 days after the Registration Statement becomes effective, cause the proxy statement included in the Registration Statement, to be mailed to its stockholders and (iv) cause a meeting of its stockholders to be held not later than the 45th day after the day on which the proxy statement is mailed for the purpose of voting upon the Merger (subject to any adjournments which may be required to comply with law or with any order of a court or other governmental authority).

     (d) Greystone represents and warrants to Lennar that the information about Greystone included in the Registration Statement will be complete and accurate in all material respects and will not include a misstatement of a material fact or omit to state a fact necessary to make the statements about Greystone included in the Registration Statement, in the light of the circumstances under which they are made, not misleading.

     (e) Lennar represents and warrants to Greystone that the information about Lennar which Lennar provides to Greystone for inclusion in the Registration Statement will be complete and accurate in all material respects and will not include a misstatement of a material fact or omit to state a fact necessary to make the statements included in the information provided by Lennar, in the light of the circumstances under which they are made, not misleading.

     (f) Greystone will (i) file with the SEC as promptly as practicable a proxy statement (which may be a joint proxy statement included in the Registration Statement) relating to a meeting of its stockholders at which they will be asked to vote upon the Merger, (ii) use its best efforts to cause review of that proxy statement by the SEC staff to be completed as promptly as practicable, (iii) recommend to its stockholders that they vote in favor of the Merger and permit that recommendation to be described in the proxy statement, except to the extent that, although Greystone's Board of Directors does not withdraw its approval of the Merger or take any other action which would prevent its stockholders from voting upon the Merger or prevent the Merger from taking place if this Agreement is adopted by Greystone's stockholders (other than as permitted in Paragraph 7.1(d) or (e)), it is required by its fiduciary duties to state that it no longer recommends the Merger, (iv) as promptly as practicable, and in any event within 10 days after the SEC completes its review of the proxy statement and informs Greystone that it has no further comments about the proxy statement (or, if the proxy statement is included in the Registration Statement, within 10 days after the Registration Statement becomes effective), cause the proxy statement to be mailed to its stockholders and (v) cause a meeting of its stockholders to be held not later than the 45th day after the day on which the proxy statement is mailed for the purpose of voting upon the Merger (subject to any adjournments which may be required to comply with law or with any order of a court or other governmental authority).

     5.4  No Solicitation of Offers; Notice of Indications of
Interest. (a) Lennar and Greystone each agrees that neither it nor any of its subsidiaries nor any of the officers or directors of it or its subsidiaries shall, and that it shall direct and use its best efforts to cause its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving it or any other person or entity, or any purchase of, or tender offer for, all or any significant portion of any equity securities of it or any other person or entity or of all or any significant portion of the assets of it or any other person or entity on a consolidated basis (with respect to each of Lennar and Greystone, any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). Lennar and Greystone each agrees that it will promptly advise the other of the receipt of any Acquisition Proposal and of any determination by its Board of Directors regarding such proposal. Nothing herein shall prevent any disclosure of any determination of the Board of Directors pursuant to Rule 14e-2 under the Exchange Act.

     (b) Notwithstanding subparagraph (a), Greystone may, without breaching this Agreement, in response to an Acquisition Proposal which Greystone's Board of Directors determines, in good faith and after consultation with its independent financial advisor, would result (if consummated pursuant to its terms) in a transaction (an "Acquisition Transaction") which (i) would result in Greystone's stockholders receiving consideration (without taking account of the Warburg Voting Agreement) with a fair value of more than $18.50 per share, and (ii) is more favorable to Greystone's stockholders than the Merger, furnish confidential or non-public information to the person, entity or group (a "Potential Acquiror") making such Acquisition Proposal and enter into discussions and negotiations with such Potential Acquiror.

     5.5 Lennar's Efforts to Fulfill Conditions. (a) Lennar will, and will cause each of its subsidiaries to, use its best efforts to cause all the conditions set forth in Paragraph 6.1 and the condition set forth in Paragraph 6.2(h) to be fulfilled prior to or on the Merger Date, including, without limitation, the consummation of the Spin-Off, except that nothing in this Agreement will require Lennar to complete the Spin-Off unless Lennar receives a private letter ruling from the Internal Revenue Service to the effect that the Spin-Off will not result in taxes to Lennar or to its stockholders (except that the ruling may exclude from its coverage whether any taxes would be payable with respect to any payments made by LPC to Lennar pursuant to Section 10.1 of the Spin Off Agreement) (the "Tax Ruling"). Notwithstanding the foregoing, Lennar will use its best efforts to obtain the Tax Ruling and, if initially the IRS issues a negative private letter ruling, Lennar will take all reasonable steps to cause the IRS subsequently to issue a Tax Ruling.

     (b) Without limiting what is said in subparagraph (a), Lennar will use its best efforts to cause all holders of obligations which will be assumed by LPC under the Assumption Agreement with regard to which Lennar or any subsidiary which will continue to be a subsidiary of Lennar after the Spin-Off has any primary or contingent liability to be released from that primary or contingent liability following the Spin-Off. In order to obtain that release with regard to an obligation, Lennar will, if necessary, cause LPC directly to assume or guarantee the obligation. However, Lennar will not take any actions in order to be released from an obligation which will interfere in any material respect with, or be adverse in any material respect to, the Homebuilding Business after the Spin-Off.

     (c) Lennar will keep Greystone advised, and will consult with Greystone, about Lennar's efforts to obtain, and its success in obtaining, the releases described in subparagraph (b) and in obtaining the consents described on Exhibit 6.1-C.

     5.6 Greystone's Efforts to Fulfill Conditions. Greystone will, and will cause each of its subsidiaries to, use its best efforts to cause all the conditions set forth in Paragraph 6.2 and the condition set forth in Paragraph 6.1(p) to be fulfilled prior to or on the Merger Date.

     5.7 Merger Date Audit. (a) The Surviving Corporation will prepare, as promptly as practicable after the Effective Time, a consolidated balance sheet of Lennar and its subsidiaries as of the Effective Time, giving effect to the Spin-Off (including the assignment to LPC of any amount by which the assets of Lennar's limited purpose finance subsidiaries exceed the liabilities of those subsidiaries, with the effect of eliminating that excess as an asset of Lennar (the "Finance Assignment") and reflecting Lennar's interest in the Land Partnership, but not giving effect to the Merger (the "Effective Time Balance Sheet"), and will cause the Effective Time Balance Sheet to be audited by Deloitte & Touche. The Surviving Corporation will cause Deloitte & Touche to permit Ernst & Young to observe all material aspects of the audit of the Effective Time Balance Sheet and to review the work papers prepared by Deloitte & Touche in the course of its audit of the Effective Time Balance Sheet (other than aspects of those work papers which Deloitte & Touche deems to be proprietary to it). The customary fees and expenses of Deloitte & Touche and Ernst & Young shall be paid by the Surviving Corporation.

     (b) Promptly after the Effective Time Balance Sheet is available to it, the Surviving Corporation will deliver a copy of the Effective Time Balance Sheet to Ernst & Young accompanied by a letter in which Deloitte & Touche states that if the Effective Time Balance Sheet were not changed as a result of subparagraph
(c), Deloitte & Touche would issue a report, in the form attached to its letter, with regard to the Effective Time Balance Sheet. Sixty days after that Effective Time Balance Sheet, accompanied by the letter from Deloitte & Touche, is delivered to Ernst & Young, it will be deemed to be the final Effective Time Balance Sheet unless, prior to such date, Ernst & Young delivers to the directors of the Surviving Corporation who are not employees or officers of the Surviving Corporation or any of its subsidiaries and are not employees, officers or directors of LPC or any of its subsidiaries (the "Independent Directors"), with copies to the principal financial officers of the Surviving Corporation and of LPC, a report (an "Exception Report") stating that, (i) the Effective Time Balance Sheet was not prepared in accordance with GAAP applied in a manner consistent with the way it was applied in preparing the financial statements included in the Lennar SEC Reports (including the Lennar 1996 Balance Sheet) with allocations made in a manner consistent with the way they were made in preparing the Pro Forma Lennar Financial Statements, and specifying each item in the Effective Time Balance Sheet which, in Ernst & Young's opinion, failed so to be in accordance with GAAP or (ii) factual errors were made in the preparation of the Effective Time Balance Sheet and identifying the alleged errors and (iii) because of the failure to be in accordance with GAAP or the factual errors, the Lennar Effective Time Net Worth (defined below) was less than that shown on the Effective Time Balance Sheet, specifying the amount by which Ernst & Young believes the Lennar Effective Time Net Worth was less than that shown on the Effective Time Balance Sheet.

     (c) If an Exception Report is delivered to the Independent Directors, the Surviving Corporation will cause Ernst & Young and Deloitte & Touche to attempt to reach an agreement within 30 days after the

Exception Report is delivered to the Independent Directors with regard to each item specified in the Exception Report. If Ernst & Young and Deloitte & Touche fail to agree within that 30 day period as to any item, the Independent Directors will retain Arthur Andersen or another nationally recognized firm of accountants agreed upon by the Independent Directors and LPC (the "Accountants"), at the equal expense of the Surviving Corporation and LPC, to resolve the dispute as to that item, and the determination of the Accountants as to the item will be final, binding and conclusive on the parties. If issues in dispute are submitted to the Accountants for resolution, LPC and the Surviving Corporation (under the direction of the Independent Directors) will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its subsidiaries (directly or through its independent public accountants), and each party will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the Accountants' proposed determination with the Accountants. All determinations with respect to the foregoing on behalf of the Surviving Corporation shall require the approval of, and be made under the direction and control of, the Independent Directors. The final Effective Time Balance Sheet will reflect all adjustments to the original Effective Time Balance Sheet agreed upon by Ernst & Young and Deloitte & Touche or determined by the Accountants.

     (d) If the consolidated net worth of Lennar and its subsidiaries as of the Effective Time, giving effect to the Spin-Off (including the Finance Assignment) and reflecting Lennar's interest in the Land Partnership, but not giving effect to the Merger, and net of any costs or expenses arising from the Spin Off or the Merger, whether or not capitalized as reflected on the final Effective Time Balance Sheet (the "Lennar Effective Time Net Worth"), was less than (i) $200 million and (ii) if the Effective Time is after August 31, 1997, the sum per day between September 1, 1997 and the day on which the Effective Time occurs calculated as provided in Exhibit 5.7 (the total of (i) and (ii) being the "Minimum Lennar Net Worth"), the Surviving Corporation will enforce the requirement in Paragraph 10.1 of the Spin Off Agreement.

     5.8 Indemnification for Prior Acts. (a) The Surviving Corporation shall honor in accordance with their respective terms and maintain in full force and effect without limitation as to time all indemnification, contribution or similar rights with respect to matters occurring on or prior to the Effective Time existing in favor of those individuals who were directors, officers or employees of Greystone or any of its subsidiaries at any time at or prior to the Effective Time (collectively, the "Covered Parties") as provided in the certificate of incorporation or by-laws of Greystone or the Surviving Corporation or any of its subsidiaries or in any of the indemnification agreements with Greystone or any of its subsidiaries or otherwise listed on
Exhibit 5.8-A(1). The Surviving Corporation shall maintain in effect for not less than six years after the Effective Time Greystone's policies of directors and officers liability insurance in effect at the date of this Agreement, which are listed on Exhibit 5.8-A(2) (notwithstanding any provision of such policies that such policies terminate as a result of the Merger), and from and after the Effective Time shall continue to include as insureds thereunder on the terms thereof the current and former officers, directors and employees of Greystone or any of its subsidiaries who are covered by those policies at the date of this Agreement with respect to all matters occurring on or prior to the Effective Time. For a period of six years after the Effective Time, the Surviving Corporation will not amend, alter or modify Article X of the Surviving Corporation's certificate of incorporation. The Surviving Corporation will also maintain in effect for at least three years after the Effective Time, directors and officers liability insurance comparable to that maintained by Greystone as of the date hereof with respect to matters occurring after the Effective Time (notwithstanding any provision of such policies that such policies terminate as a result of the Merger). The Surviving Corporation will notify each Covered Person of each change in insurance coverage and each amendment to the Surviving Corporation's Certificate of Incorporation, whether or not permitted by this Paragraph, which may affect that Covered Person.

     (b) Without limiting clause (a), from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Lennar or Greystone, or any of their respective subsidiaries, (when acting in such capacity) ("Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time relating to acts or omissions, or alleged acts or omissions, of the Indemnified Party in his or her capacity as a director or officer of Lennar or Greystone, or any of their respective subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Indemnified Party to whom expenses are advanced signs and delivers to the Surviving Corporation an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to advancement of such expenses).

     (c) Any Indemnified Party wishing to claim indemnification under subparagraph (b) of this Paragraph 5.8, upon learning of the claim, action, suit, proceeding or investigation as to which indemnification is sought, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Surviving Corporation or for an Indemnified Party advises in good faith that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain separate counsel satisfactory to the Indemnified Party, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received, provided that the Surviving Corporation will not be required to pay fees and expenses of more than one separate counsel for all the Indemnified Parties with respect to any matter or group of related matters.

     (d) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Paragraph 5.8.

     (e) The provisions of this Paragraph 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Covered Parties and the Indemnified Parties, their heirs and their representatives.

     5.9  Amendments to the Spin Off Agreement and Partnership
Agreement. Without the prior written consent of Greystone, Lennar will not, and will cause LPC not to, modify, amend, supplement (by separate agreement or otherwise) or waive prior to the Effective Time any provision of the Spin Off Agreement or the Partnership Agreement.

     5.10 Compensation, Benefits. (a) Except as may otherwise be provided in any existing employment or other agreement disclosed on Exhibit 4.2-O(2) between Greystone or any of its subsidiaries and any employee or retired employee of Greystone or any of its subsidiaries (the "Greystone Employees"), (i) following the Effective Time and through December 31, 1997, the Surviving Corporation will provide, or will cause to be provided, for all Greystone Employees incentive compensation, benefits and base compensation which in the aggregate are no less favorable than that provided by Greystone or its subsidiaries to such Greystone Employees immediately prior to the Effective Time and (ii) it is Lennar's current intention (although Lennar will not be under a legal obligation) to provide, or cause to be provided, during the year ending December 31, 1998, incentive compensation, benefits and base compensation to Greystone Employees which, in aggregate, is at least equal to that in the year ending December 31, 1997. For all purposes under all compensation and benefit plans and policies applicable to Greystone Employees after the Effective Time, all service by Greystone Employees with Greystone and its subsidiaries before the Effective Time shall be treated in the same manner as service with Lennar and its subsidiaries, except to the extent such treatment would result in duplication of benefits. Except as contemplated by the amendments to employment agreements listed on Exhibit 4.2-O(2), the Surviving Corporation shall honor all employment agreements and individual severance and individual supplemental retirement arrangements in effect immediately prior to the Effective Time with respect to all Greystone Employees.

                                   ARTICLE VI

                         CONDITIONS PRECEDENT TO MERGER

     6.1 Conditions to Greystone's Obligations. The obligations of Greystone to complete the Merger are subject to satisfaction of the following conditions (any or all of which may be waived by Greystone):

          (a) All representations and warranties of Lennar contained in this Agreement, and all representations and warranties of Lennar and LPC contained in the Spin Off Agreement shall have been true and correct in all material respects (except that representations and warranties which are qualified or limited as to materiality shall have been true and correct in their entirety) on the date hereof, and shall be true and correct in all material respects (except that representations and warranties which are qualified or limited as to materiality shall be true and correct in their entirety) on the Merger Date with the same force and effect as though made again on, at and as of the Merger Date (except to the extent such representations and warranties are expressly made as of a specified date) and Lennar will have delivered to Greystone a certificate dated that date and signed by the President or a Vice President of Lennar to that effect.

          (b) Each of Lennar and LPC will have fulfilled in all material respects all its obligations under this Agreement and under the Spin Off Agreement required to have been fulfilled prior to or on the Merger Date.

          (c) No order will have been entered by any court or governmental authority and be in force which invalidates this Agreement or the Spin Off Agreement or restrains Greystone, Lennar or LPC from completing the transactions which are the subject of this Agreement or the Spin Off Agreement and no action will be pending against Greystone or Lennar relating to the transactions which are the subject of this Agreement which presents a reasonable likelihood of resulting in an award of damages against the Surviving Corporation which would be material after the Merger to the Surviving Corporation and its subsidiaries taken as a whole.

          (d) The consents described on Exhibits 4.1-C and 4.2-C, will have been obtained (except to the extent one of those Exhibits indicates particular consents will not be sought).

          (e) The waiting periods under the HSR Act with regard to the Merger will have expired or been terminated.

          (f) The Merger will have been approved by the holders of a majority of the outstanding shares of Greystone common stock.

          (g) The Spin-Off will have been completed in accordance with the terms of the Spin off Agreement and, immediately prior to such completion, all conditions contained in Paragraph 3.1 of the Spin Off Agreement will have been satisfied (except that the condition in Paragraph 3.1(a) of the Spin Off Agreement may be waived by Lennar) and each party to any such agreement shall have complied in all material respects with its respective obligations thereunder. If Lennar enters into a Shared Facilities Agreement, an Employee Matters Agreement or a Tax Sharing Agreement as contemplated by Paragraph 11.2 of the Spin-Off Agreement or any other agreement relating to the Spin Off (other than agreements which do not alter or supplement any of the terms of the Spin-Off Agreement), those agreements (or such of them as are entered into) will be on terms reasonably satisfactory as to form and substance to Greystone.

          (h) Lennar and Warburg, Pincus Investors, L.P. ("Warburg") will have entered into a Registration Rights Agreement substantially in the form of
     Exhibit 6.1-H(1).

          (i) As of the Merger Date, Greystone will have received a certificate dated as of the Merger Date and signed by the principal accounting officer of Lennar to the effect that, based upon the most recent available monthly consolidated financial statements of Lennar and its subsidiaries and all information of which the principal accounting officer is aware concerning activities or results of operations of Lennar and its subsidiaries after the date of those financial statements, the principal accounting officer believes that the stockholders equity of Lennar and its subsidiaries at the Merger Date is at least equal to the Minimum Lennar Net Worth.

          (j) The financings contemplated by the Loan Commitments shall be the subject of agreements which have been executed and are in full force and effect and are consistent with the terms of the Loan Commitments , and all conditions to availability of the financing contemplated by those agreements shall have been satisfied or waived in writing by the providers of the financing.

          (k) Lennar, through a wholly owned subsidiary, will have good and valid title to a 50% general partner's interest in the Land Partnership, free and clear of any liens, charges, pledges, security interests or other encumbrances or imperfections or defects in title and the Land Partnership will own the assets described on Exhibit 4.1-J(2), other than assets which have been disposed of in the ordinary course of business, (and no other properties or assets (including cash) without the consent of Greystone), which have the current book values that have been disclosed to Greystone as described on Exhibit 4.1-J(2). The assets listed on Exhibit 4.1-J(2) which are contributed to Lennar Land Partners will constitute the Initial Capital Contribution, as that term is used in the Partnership Agreement relating to the Land Partnership.

          (l) The indebtedness of LPC or its subsidiaries for which the Surviving Corporation or its subsidiaries will be primarily or contingently liable after the Spin-Off (whether or not they are indemnified by LPC with regard to the indebtedness) will not exceed $50 million in aggregate.

          (m) The documents by which Lennar and its subsidiaries engaged in the Homebuilding Business transfer assets to the Land Partnership and receive options to purchase assets back from the Land Partnership, and any other material agreements executed in connection with the Land Partnership, will be in form and substance reasonably satisfactory to Greystone, which Greystone will confirm without unreasonable delay. The prices at which Lennar or its subsidiaries will have the option to purchase properties from the Land Partnership will be as shown on Exhibit 6.1-M(1) and the terms on which a subsidiary of Lennar will receive payments for acting as Manager with regard to Lennar Land Partners will be as shown on Exhibit 6.1-M(2), in each case unless altered with the consent of Greystone. Without limiting the foregoing, such documents providing for the transfer or contribution of assets and properties to the Land Partnership shall provide in form and substance reasonably satisfactory to Greystone that all liabilities or obligations of any nature whatsoever (whether known or unknown, due or to become due, absolute, accrued, contingent or otherwise) relating to, arising out of or resulting from such assets and properties will be assumed by the Land Partnership, that the Land Partnership will indemnify the Surviving Corporation and its subsidiaries with respect thereto and that such assumption and indemnification obligations shall survive any exercise of any option to purchase such property or asset.

          (n) Neither Lennar nor any of its subsidiaries will have any primary or contingent liabilities with regard to indebtedness secured by properties which are owned by the Land Partnership (other than the contingent liability of Lennar's subsidiary which is a general partner of the Land Partnership resulting from its status as a general partner).

          (o) If the Spin-Off has taken place but the Tax Ruling has not been obtained, Greystone will have received an opinion of Rogers & Wells, counsel to Lennar, to the effect that (i) the distribution of stock of LPC to stockholders of Lennar in the Spin-Off qualified as a distribution within the meaning of Section 355(a) of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) no gain or loss will be recognized to Lennar as a result of the distribution of stock of LPC to Lennar's stockholders in connection with the Spin-Off, except that Rogers & Wells may except from its opinion the possibility that Lennar will realize income or gain as a result of any payment required by Paragraph 10.1 of the Spin Off Agreement.

          (p) Greystone will have received an opinion of Wachtell, Lipton, Rosen & Katz, counsel to Greystone, to the effect that the Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that the Merger will not result in gain or loss to Greystone's stockholders.

     6.2 Conditions to Lennar's Obligations. The obligations of Lennar to complete the Merger are subject to the following conditions (any or all of which may be waived by Lennar):

          (a) All representations and warranties of Greystone contained in this Agreement, shall have been true and correct in all material respects (except that representations and warranties which are qualified or limited as to materiality shall have been true and correct in their entirety) on the date hereof, and shall be true and correct in all material respects (except that representations which are qualified or limited as to materiality shall be true and correct in their entirety) on the Merger Date with the same force and effect as though made again on, at and as of the Merger Date (except to the extent such representations and warranties are expressly made as of a specified date) and Greystone will have delivered to Lennar a certificate dated that date and signed by the President or a Vice President of Greystone to that effect.

          (b) Greystone will have fulfilled in all material respects all its obligations under this Agreement required to have been fulfilled prior to or on the Merger Date.

          (c) No order will have been entered by any court or governmental authority and be in force which invalidates this Agreement or restrains Lennar from completing the transactions which are the subject of this Agreement and no action will be pending against Greystone or Lennar relating to the transactions which are the subject of this Agreement which presents a reasonable likelihood of resulting in an award of damages against the Surviving Corporation which would be material after the Merger to the Surviving Corporation and its subsidiaries.

          (d) The consents described on Exhibits 4.1-C and 4.2-C will have been obtained (except to the extent one of those Exhibits indicates particular consents will not be sought).

          (e) The waiting periods under the HSR Act with regard to the Merger will have expired or been terminated.

          (f) The Merger will have been approved by the holders of a majority of the outstanding shares of Lennar common stock and Lennar class B common stock voting as a single class (with the Lennar class B common stock being entitled to 10 votes per share).

          (g) The Tax Ruling will have been obtained and the Spin-Off will have taken place as contemplated in the Spin Off Agreement.

          (h) Lennar will have received an opinion of Rogers & Wells, counsel to Lennar, to the effect that the Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that the Merger will not result in gain or loss to Lennar's stockholders.

                                  ARTICLE VII

                                  TERMINATION

     7.1 Right to Terminate. This Agreement may be terminated at any time prior to the Effective Time (whether or not the stockholders of one or both of Greystone and Lennar have adopted this Agreement and approved the Merger):

          (a) By mutual consent of Greystone and Lennar.

          (b) By either Greystone or Lennar if the Effective Time is not on or before December 31, 1997; provided however that the right to terminate this Agreement under this Paragraph 7.1(b) will not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure of the Effective Time to occur on or before that date.

          (c) At any time prior to the Effective Time, by Lennar or Greystone, in the event of either (i) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, other than any such breaches that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Greystone or Lennar, as the case may be, or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

          (d) By Greystone, if it receives a Superior Proposal on or before August 9, 1997, and its Board of Directors resolves to accept such Superior Proposal, and Greystone shall have given Lennar ten business days' prior notice of its intention to terminate this Agreement pursuant to this provision; provided, however, that such termination shall not be effective until such time as Lennar shall have received a payment from Greystone of $7.5 million (it being understood that not more than one such payment shall be required even if Greystone is entitled to terminate this Agreement pursuant to this subparagraph (d) and subparagraph (e)). A "Superior Proposal" is an Acquisition Proposal which (i) would result in Greystone's receiving consideration with a fair value determined in good faith by Greystone's Board of Directors to be more than $18.50 per share, and (ii) is determined in good faith by Greystone's Board of Directors to be more favorable to Greystone's stockholders than the Merger. A notice of intention to terminate given pursuant to this subparagraph will be irrevocable (unless Lennar consents in writing to its being withdrawn by Greystone) and will result in this Agreements' being terminated on the date specified in the notice of intention, which will be not earlier than the day after the expiration of the ten business day period. When Greystone delivers a notice of intention to terminate pursuant to this Paragraph, Lennar's obligations under Paragraphs 5.1, 5.2, 5.3 and 5.9 will terminate.

          (e) By Greystone, if (A) a tender or exchange offer is commenced by a Potential Acquiror on or before August 9, 1997, for all outstanding shares of Greystone common stock for a consideration having a value of at least $18.50 per share, (B) Greystone's Board of Directors determines in good faith and after consultation with an independent financial advisor, that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to Greystone's stockholders that they tender their shares in response to such tender or exchange offer and (C) Greystone shall have given Lennar ten business days' prior notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as Lennar shall have received a payment from Greystone of $7.5 million (it being understood that not more than one such payment shall be required even if Greystone is entitled to terminate this Agreement pursuant to this subparagraph (e) and subparagraph (d)). A notice of intention to terminate given pursuant to this subparagraph will be irrevocable (unless Lennar consents in writing to its being withdrawn by Greystone) and will result in this Agreements' being terminated on the date specified in the notice of intention, which will be not earlier than day after the expiration of the ten business day period. When Greystone delivers a notice of intention to terminate pursuant to this Paragraph, Lennar's obligations under Paragraphs 5.1, 5.2, 5.3 and 5.9 will terminate.

     7.2 Manner of Terminating Agreement. If at any time Lennar or Greystone has the right under Paragraph 7.1 to terminate this Agreement, it can terminate this agreement by a notice to the other of them that it is terminating this Agreement.

     7.3 Effect of Termination. (a) Except as provided in subparagraph (b) of this Paragraph, if this Agreement is terminated pursuant to Paragraph 7.1, after this Agreement is terminated, neither party will have any further rights or obligations under this Agreement, other than the parties' respective obligations under Paragraph 9.1 and the second sentence of Paragraph 9.2(a) and (b). Nothing in this Paragraph will, however, relieve either party of liability for any wilful or intentional breach of any covenant contained in this Agreement which occurs before this Agreement is terminated.

     (b) If the Tax Ruling is not obtained by December 31, 1997 and this Agreement is terminated by Lennar or Greystone under Paragraph 7.1 (b) at a time when (i) the Tax Ruling has not been obtained, (ii) the Spin-Off has not occurred and (iii) all the conditions in Paragraph 6.2, other than those in Paragraphs

6.2(d), 6.2(f), 6.2(g) and 6.2(h) have been fulfilled (or would be fulfilled upon delivery of appropriate certificates by officers of the parties), Lennar will pay Greystone the sum of $5 million within 20 days after this Agreement is terminated.

                                  ARTICLE VIII

                               ABSENCE OF BROKERS

     8.1  Representations and Warranties Regarding Brokers and
Others. Greystone and Lennar each represents and warrants to the other of them that nobody acted as a broker, a finder or in any similar capacity in connection with the transactions which are the subject of this Agreement, except that (i) Smith Barney Inc. acted as financial advisor to Greystone and (ii) BT Securities Corporation acted as financial advisor to Lennar. All fees of Smith Barney Inc. will be paid by Greystone and all fees of BT Securities Corporation will be paid by Lennar. Greystone and Lennar each indemnifies the other of them against, and agrees to hold the other of them harmless from, all losses, liabilities and expenses (including, but not limited to, reasonable fees and expenses of counsel and costs of investigation) incurred because of any claim by anyone for compensation as a broker, a finder or in any similar capacity by reason of services allegedly rendered to the indemnifying party in connection with the transactions which are the subject of this Agreement.

                                   ARTICLE IX

                                    GENERAL

     9.1 Expenses. Greystone and Lennar will each pay its own expenses in connection with the transactions which are the subject of this Agreement, including legal fees.

     9.2  Access to Properties, Books and Records.

     (a) From the date of this Agreement until the Merger Date or such earlier date as this Agreement is terminated, Lennar will, and will cause each of its subsidiaries to, give representatives of Greystone reasonable access during normal business hours to all of their respective management, properties, books and records. Until the Effective Time, Greystone will, and will cause its representatives to, hold all information its representatives receive as a result of their access to the management, properties, books and records of Lennar or its subsidiaries in confidence, except to the extent that information (i) is or becomes available to the public (other than through a breach of this Agreement),
(ii) becomes available to Greystone from a third party which, insofar as Greystone is aware, is not under an obligation to Lennar, or to a subsidiary of Lennar, to keep the information confidential, (iii) was known to Greystone before it was made available to Greystone or its representative by Lennar or a subsidiary, or (iv) otherwise is independently developed by Greystone. If this Agreement is terminated prior to the Effective Time, Greystone will, at the request of Lennar, deliver to Lennar all documents and other material obtained by Greystone from Lennar or a subsidiary in connection with the transactions which are the subject of this Agreement or evidence that that material has been destroyed by Greystone.

     (b) From the date of this Agreement until the Merger Date or such earlier date as this Agreement is terminated, Greystone will, and will cause each of its subsidiaries to, give representatives of Lennar reasonable access during normal business hours to all of their respective management, properties, books and records. Lennar will, and will cause its representatives to, hold all information its representatives receive as a result of their access to the management, properties, books and records of Greystone or its subsidiaries in confidence, except to the extent that information (i) is or becomes available to the public (other than through a breach of this Agreement), (ii) becomes available to Lennar from a third party which, insofar as Lennar is aware, is not under an obligation to Greystone, or to a subsidiary of Greystone, to keep the information confidential, (iii) was known to Lennar before it was made available to Lennar or its representative by Greystone or a subsidiary, or (iv) otherwise is independently developed by Lennar. If this Agreement is terminated prior to the Effective Time, Lennar will, at the request of Greystone, deliver to Greystone all documents and other material obtained by Lennar from Greystone or a subsidiary in connection with the transactions which are the subject of this Agreement or evidence that that material has been destroyed by Lennar.

     9.3 Plan of Reorganization. This Agreement is intended to be a plan of reorganization for the purposes of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

     9.4 Press Releases. Greystone and Lennar will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the transactions contemplated by it, except that nothing in this Paragraph will prevent either party from making any statement when and as required by law or by the rules of any securities exchange or securities quotation or trading system on which securities of that party or an affiliate are listed, quoted or traded.

     9.5 Entire Agreement. This Agreement, the Spin Off Agreement and the documents expressly required or contemplated by this Agreement and the Spin Off Agreement contain the entire agreement between Greystone and Lennar relating to the transactions which are the subject of this Agreement and those other documents, and all prior negotiations, understandings and agreements between Greystone and Lennar are superseded by this Agreement and those other documents, and there are no representations, warranties, understandings or agreements concerning the transactions which are the subject of this Agreement or those other documents other than those expressly set forth in this Agreement or those other documents.

     9.6 Survival of Obligations. The obligations of the Surviving Corporation under this Agreement, (including but not limited to in its capacity as successor to Greystone and Lennar), including but not limited to its, obligations under Paragraphs 5.7, 5.8 and 5.10, will survive the Effective Time and the Merger.

     9.7 Effect of Disclosures. Any information disclosed by a party in connection with any representation or warranty contained in this Agreement (including exhibits to this Agreement) will be treated as having been disclosed in connection with each representation and warranty made by that party in this Agreement as to which it is reasonably apparent that the information applies.

     9.8 Captions. The captions of the articles and paragraphs of this Agreement are for reference only, and do not affect the meaning or interpretation of this Agreement.

     9.9 Prohibition Against Assignment. Neither this Agreement nor any right of any party under it may be assigned by operation of law or otherwise.

     9.10 Modification or Amendment. Subject to the provisions of the applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties, whether or not the stockholders of one or both of Greystone and Lennar have adopted this Agreement and approved the Merger.

     9.11 Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

     9.12 No Third Party Beneficiaries. Except as provided in Paragraph 2.8 (Greystone Options) or Paragraph 8 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to confer upon any person or entity other than Lennar and Greystone any rights or remedies hereunder.

     9.13 Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and will be deemed given when delivered in person or sent by facsimile (with proof of receipt at the number to which it is required to be sent), or on the third business day after the day on which mailed by first class mail from within the United States of America, to the following addresses (or such other address as may be specified after the date of this Agreement by the party to which the notice or communication is sent):

     If to Lennar:

       Lennar Corporation
      700 Northwest 107th Avenue
      Miami, Florida 33172
      Attention: President
      Facsimile No.: (305) 227-7115

     with a copy to:

       David W. Bernstein, Esq.
      Rogers & Wells
      200 Park Avenue
      New York, New York 10166
      Facsimile No.: (212) 878-8375

     If to Greystone:

       Pacific Greystone Corporation
      6767 Forest Lawn Drive
      Los Angeles, CA 90068-1027
      Attention: Jack Harter
      Facsimile No.: (213) 876-3866

     with a copy to:

       Andrew Brownstein, Esq.
      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, New York 10019
      Facsimile No.: (212) 403-2000

     9.14 Governing Law. This Agreement will be governed by, and construed under, the laws of the State of Delaware applicable to contracts executed and to be performed in that state.

     9.15 Counterparts. This Agreement may be executed in two or more counterparts, some of which may contain the signatures of some, but not all, the parties. Each of those counterparts will be deemed an original, but all of them together will constitute one and the same agreement.

     IN WITNESS WHEREOF, Greystone and Lennar have executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

                                          LENNAR CORPORATION

                                          By:     /s/ STUART A. MILLER
                                            ------------------------------------
                                                      Title: President

                                          PACIFIC GREYSTONE CORPORATION

                                          By:      /s/ JACK R. HARTER
                                            ------------------------------------
                                                      Title: President

                                                                        ANNEX II
                       [LETTERHEAD OF SMITH BARNEY INC.]

June 10, 1997

The Board of Directors
Pacific Greystone Corporation
6767 Forest Lawn Drive
Los Angeles, California 90068

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Pacific Greystone Corporation ("Greystone") of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger, dated as of June 10, 1997 (the "Merger Agreement"), between Greystone and Lennar Corporation ("Lennar"). As more fully described in the Merger Agreement, (i) Lennar will be merged with and into Greystone (the "Merger"), with Greystone being the surviving corporation (the "Surviving Corporation") and current holders of the Common Stock, par value $0.01 per share, of Greystone (the "Greystone Common Stock") owning approximately 32% of the outstanding shares of the Common Stock, par value $0.10 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock") and (ii) each outstanding share of the Common Stock, par value $0.10 per share, of Lennar (the "Lennar Common Stock") will be converted into the right to receive one share of Surviving Corporation Common Stock and each outstanding share of the Class B Common Stock, par value $0.10 per share, of Lennar (the "Lennar Class B Common Stock") will be converted into the right to receive one share of the Class B Common Stock, par value $0.10 per share, of the Surviving Corporation (the "Surviving Corporation Class B Common Stock" and the number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock into which each share of Lennar Common Stock and Lennar Class B Common Stock will be converted in the Merger, the "Exchange Ratio"). We understand that, immediately prior to the consummation of the Merger, (i) the asset management business of Lennar ("Asset Management Co.") will be distributed to Lennar's stockholders (the "Spin-Off"), (ii) a 13.8% stock dividend will be paid to holders of Greystone Common Stock (the "Stock Dividend") and (iii) Lennar's residential land inventory will be transferred to a joint venture in which each of Asset Management Co. and the Surviving Corporation will own a 50% general partnership interest (the "Land Partnership").

In arriving at our opinion, we reviewed the Merger Agreement and certain related documents, and held discussions with certain senior officers, directors and other representatives and advisors of Greystone and certain senior officers and other representatives and advisors of Lennar concerning the businesses, operations and prospects of Greystone and Lennar. We examined certain publicly available business and financial information relating to Greystone and Lennar as well as certain financial forecasts and other information and data for Greystone and Lennar which were provided to or otherwise discussed with us by the respective managements of Greystone and Lennar, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Greystone Common Stock; the historical and projected earnings and other operating data of Greystone and Lennar; and the capitalization and financial condition of Greystone and Lennar. We considered, to the extent publicly available, the financial terms of other transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Greystone and Lennar. We also evaluated the potential pro forma financial impact of the Merger on Greystone. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of Greystone. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise

The Board of Directors
Pacific Greystone Corporation
June 10, 1997
Page 2

reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of Greystone and Lennar that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Greystone and Lennar as to the future financial performance of Greystone and Lennar and the strategic implications and operational benefits anticipated to result from the Merger. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed that the Spin-Off, Stock Dividend and Land Partnership will be effected in accordance with the terms contemplated thereby prior to consummation of the Merger and, the extent relevant to our analysis, have evaluated Greystone and Lennar after giving effect to such transactions. We are not expressing any opinion as to what the value of the Surviving Corporation Common Stock or Surviving Corporation Class B Common Stock actually will be when issued to Lennar stockholders pursuant to the Merger or the prices at which the Surviving Corporation Common Stock or Surviving Corporation Class B Common Stock will trade or otherwise be transferable subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Greystone and Lennar nor have we made any physical inspection of the properties or assets of Greystone and Lennar. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to Greystone in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Greystone and Lennar for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to Greystone unrelated to the proposed Merger, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Greystone and Lennar.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Greystone in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter in connection with the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Greystone Common Stock.

Very truly yours,

SMITH BARNEY INC.

                                                                       ANNEX III

                     SEPARATION AND DISTRIBUTION AGREEMENT

     This is an agreement dated June 10, 1997 between Lennar Corporation ("Lennar"), a Delaware corporation, and LPC, Inc. ("LPC"), a Delaware corporation.

     Lennar formed LPC with the intention of contributing to LPC, through contributions of the stock of various Lennar subsidiaries and of assets of other subsidiaries, and assumptions of obligations by LPC, the assets and liabilities constituting Lennar's entire commercial and multi-family residential real estate asset management business and the portion of Lennar's finance business relating to the financing of commercial properties (together, the "Commercial Asset Management Business"). The Commercial Asset Management Business is described on Exhibit A. Lennar will retain its business of building and selling single family detached and attached homes and condominium units in low-rise buildings and related activities, as well as the portion of its finance business relating to the financing of residential homes (the "Homebuilding Business"). The Homebuilding Business is described on Exhibit B.

     In forming LPC, Lennar acquired 100 shares of common stock of LPC ("Common Stock"). After Lennar contributes the Commercial Asset Management Business to LPC, Lennar intends to distribute the stock of LPC to Lennar's stockholders at the rate of one share of Common Stock for each share of common stock of Lennar ("Lennar common stock") or Class B common stock of Lennar ("Lennar Class B Stock"), and to give each Lennar stockholder the right to exchange Common Stock for Class B Common Stock of LPC ("Class B Common Stock") by an election (an "Exchange Election") delivered to LPC at least 10 days prior to the date the Common Stock is to be distributed to Lennar's stockholders.

     The purpose of this Agreement is to set forth the agreement between Lennar and LPC regarding the issuance of the Common Stock and Class B Common Stock which is to be distributed to Lennar's stockholders and matters relating to the activities of Lennar and its subsidiaries and of LPC and its subsidiaries after the distribution of that stock to Lennar's stockholders.

     Lennar and LPC agree as follows:

                                   ARTICLE I

             CONTRIBUTIONS OF COMMERCIAL ASSET MANAGEMENT BUSINESS

     1.1 Contribution of Assets. (a) Not later than the day before the Distribution Date (defined below), Lennar will contribute to LPC or wholly owned subsidiaries of LPC all the shares of all the subsidiaries of Lennar which are engaged wholly or primarily in aspects of the Commercial Asset Management Business.

     (b) To the extent that Lennar or any of its subsidiaries which do not become subsidiaries of LPC on or before the Distribution Date (together the "Lennar Companies") own any assets which are not used, and are not expected to be used, wholly or primarily in connection with the Homebuilding Business, not later than the day before the Distribution Date, the applicable Lennar Companies will transfer those assets to LPC or subsidiaries designated by LPC. To the extent that LPC or any subsidiaries which are contributed by Lennar to LPC on or before the Distribution Date (LPC and its subsidiaries on the Distribution Date being the "LPC Companies") own any assets which are used, or are expected to be used, primarily in connection with the Homebuilding Business, not later than the day before the Distribution Date, the applicable LPC Companies will transfer those assets to Lennar or subsidiaries designated by Lennar.

     (c) Not later than the day before the Distribution Date, Lennar will contribute to LPC cash or additional assets so that, after the assumption by LPC Companies of obligations of Lennar and its subsidiaries as described in Paragraph 1.2, the net worth of the Lennar Companies will be reduced to the Lennar Minimum Net Worth, as that term is described in a Plan and Agreement of Merger (the "Merger Agreement") dated the same date as this Agreement between Lennar and Pacific Greystone Corporation.

     (d) Lennar and the other Lennar Companies, and LPC and the other LPC Companies, will execute and deliver such deeds, bills of sale, stock powers and other documents, and will do such other things, as are necessary or appropriate to carry out the contributions and transfers of assets described in the preceding subparagraphs of this Paragraph and which, at the request of Pacific Greystone Corporation, will be satisfactory in form and substance to Pacific Greystone Corporation.

     1.2 Assumption of Obligations and Liabilities. Not later than the day before the Distribution Date, Lennar and LPC will execute an Assignment and Assumption Agreement (the "Assumption Agreement") in the form of Exhibit 1.2 by which (i) the Lennar Companies assign certain contracts, agreements, and commitments (the "Assigned Agreements") to LPC Companies, (ii) the LPC Companies agree to fulfill the obligations of Lennar or its subsidiaries under the Assigned Agreements, and (iii) LPC assumes all the obligations of Lennar and its subsidiaries which relate primarily to the Commercial Asset Management Business and assumes the obligations for borrowed money described in the Assumption Agreement.

                                   ARTICLE II

                      ISSUANCE AND DISTRIBUTION OF SHARES

     2.1 Issuance of Shares to Lennar. (a) On a date designated by Lennar (the "Distribution Date") on at least five days' prior notice to LPC, LPC will issue to Lennar certificates representing (i) a number of shares of Common Stock equal to the number of shares of Lennar common stock and Lennar Class B Stock which are outstanding on the Distribution Date minus (x)100 shares and (y) the number of shares of Lennar common stock and Lennar Class B Stock which are the subject of properly made Exchange Elections, and (ii) a number of shares of Class B Stock equal to the number of shares of Lennar common stock and Lennar Class B Stock which are the subject of properly made Exchange Elections.

     (b) If at any time after the Distribution Date, Lennar notifies LPC that Lennar is required to deliver shares of Common Stock to persons who have exercised options which were granted by Lennar prior to the Distribution Date, LPC will, as promptly as practicable after the notice from Lennar, deliver to Lennar certificates representing a number of shares of Common Stock equal to the number of shares Lennar is required to deliver because of the exercise of options as specified in the notice from Lennar.

     2.2 Distribution of Shares by Lennar. On the Distribution Date, Lennar will distribute to its stockholders the shares of Common Stock or Class B Stock which Lennar receives from LPC in accordance with Paragraph 2.1(a). Promptly after Lennar receives any shares of Common Stock from LPC in accordance with Paragraph 2.1(b), Lennar will distribute those shares to people whose exercise of options caused LPC to be required to issue the shares to Lennar.

     2.3 Transfer of Distributed Shares. To the extent practicable, LPC will issue shares to Lennar by delivering to Lennar each time shares of a class are to be issued to it a global certificate representing all the shares of that class being issued to Lennar at that time. LPC will then cause its transfer agent to cooperate with Lennar in transferring shares from Lennar to its stockholders or to the people who exercised warrants or converted convertible securities.

                                  ARTICLE III

                           CONDITIONS TO OBLIGATIONS

     3.1 Conditions. The obligations of Lennar and LPC under Articles I and II are subject to the following conditions (each of which may be waived as a condition to its obligations by Lennar or by LPC):

          (a) Lennar will have obtained a private letter ruling from the Internal Revenue Service (the "Ruling") to the effect that (i) the distribution of LPC stock to Lennar stockholders on the Distribution Date as described in Paragraphs 2.1(a) and 2.2 (the "Distribution") will qualify as a distribution within the meaning of Section 355(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and accordingly, no gain or loss will be recognized to (and no amount will be included in the income of)

     Lennar's stockholders upon the receipt of stock of LPC as a result of the Distribution and (ii) no gain or loss will be recognized to Lennar on the distribution of stock of LPC to Lennar's stockholders as a result of the Distribution (except that the Ruling may exclude from its coverage the possibility that Lennar will realize income or gain as a result of the payment contemplated by Paragraph 10.1)

          (b) All required governmental approvals of the Distribution, if any, will have been obtained, other than governmental approvals the lack of which would not have a material adverse effect on either the Lennar Companies, taken together, or the LPC Companies, taken together.

          (c) LPC will have filed a combined Form 10 and information statement with the Securities and Exchange Commission relating to its Common Stock (the "Form 10 Information Statement"), and that Form 10 will have become effective.

          (d) The shares of Common Stock to be distributed in the Distribution and the shares of Common Stock which Lennar may have to deliver upon exercise of options which are outstanding on the Distribution Date will have been authorized for listing on the New York Stock Exchange upon notice of issuance.

          (e) Lennar will have distributed to its stockholders a proxy statement or information statement relating to the Distribution which contains all the information about the Distribution required by Regulation 14A or 14C under the Securities Exchange Act of 1934, as amended.

          (f) No order of a court enjoining or otherwise restraining the Distribution will be in effect and no governmental proceeding regarding the Distribution will be pending which is reasonably likely to result in the imposition of penalties against Lennar or LPC as a result of the Distribution which would be material to either of those entities and its subsidiaries taken as a whole.

          (g) LPC will have executed the Assumption Agreement.

     3.2 Efforts to Fulfill Conditions. Lennar and LPC each will use its best efforts to cause all the conditions in Paragraph 3.1 to be fulfilled on or before the Distribution Date.

                                   ARTICLE IV

                           AGREEMENTS NOT TO COMPETE

     4.1 Lennar Agreement Not to Compete. From the Distribution Date until December 1, 2002, Lennar will not, and will cause its subsidiaries not to, engage directly or indirectly in (i) acquiring and actively managing commercial or residential multi-family rental real estate, other than as an incident to, or otherwise in connection with, the Homebuilding Business, (ii) acquiring portfolios of commercial mortgage loans or of real estate assets acquired through foreclosures of mortgage loans (other than real estate acquired as the site of homes to be built or sold as part of the Homebuilding Business), (iii) making or acquiring mortgage loans, other than mortgage loans secured by detached or attached homes or residential condominium units, (iv) constructing office buildings or other commercial or industrial buildings, other than small shopping centers, professional office buildings, educational facilities, recreational facilities and other commercial facilities built on properties which Lennar is developing primarily as residential developments and which will be adjuncts to those residential developments, (u) owning or leasing an office building in which it occupies a majority of the usable office space and leasing or subleasing the remainder of the office space in that building, (v) purchasing commercial mortgage backed securities or real estate asset backed securities, or
(vi) acting as a servicer or special servicer with regard to securitized commercial mortgage pools. Nothing in this Paragraph will, however, prevent Lennar or any of its subsidiaries from, (v) acquiring securities backed by pools of residential mortgages, (w) acquiring an entity or an interest in an entity which, at the time the entity or interest in it is acquired by Lennar or a subsidiary, is engaged in one or more of the activities described in the first sentence of this Paragraph as an incidental (but not as a principal) part of its activities, (x) owning as a passive investor, without any involvement in operations or management, an interest of less than 10% in a publicly traded operating company which is engaged in one or more of the activities described in the first sentence of this Paragraph, (y) acquiring commercial paper or other short-term debt instruments of entities engaged in one or more of the businesses described in the first sentence of this Paragraph for investment, and without any intention of becoming involved in the operations or management of the issuer of the commercial paper or other debt instruments or (z) owning an interest in, and managing, Lennar Land Partners, a partnership to be formed by a Partnership Agreement between a subsidiary of Lennar and a subsidiary of LPC.

     4.2 LPC Agreement Not to Compete. From the Distribution Date until December 1, 2002, LPC will not, and will cause its subsidiaries not to, engage directly or indirectly in (i) building or selling single family detached or attached homes or condominium units in residential buildings of five or fewer stories, (ii) developing properties primarily as the sites of homes or condominium units of the type described in clause (i), other than properties included in portfolios acquired by LPC or partnerships in which it is a partner and which Lennar elects not to acquire from LPC or the partnerships for the prices LPC or the partnerships paid for them (allocating purchase prices to assets acquired as parts of pools using the relative sales price method of cost allocation) or to develop under arrangements with LPC or the partnerships, (iii) providing first mortgage financing for the purchase of homes or condominium units of the type described in clause (i), or (iv) providing first mortgage re-financing of loans secured by homes or condominium units of the type described in clause (i). Nothing in this Paragraph will, however, prevent LPC or any of its subsidiaries from (s) developing properties acquired upon default of mortgages or acquired as incidental portions of portfolios of real estate assets for reasonable periods after foreclosure or acquisition until there can be orderly dispositions of the properties, (t) selling as condominium units apartments in residential multi-family buildings which are acquired by LPC or its subsidiaries and which, at the time LPC or its subsidiaries acquired the buildings or acquired mortgage loans secured by the buildings, were being operated as rental buildings, (u) acquiring securities backed by pools of residential mortgages, (v) providing financing to homebuilders or land developers, acquiring the homebuilders or land developers or their properties upon default with regard to the financing, and overseeing the operations of the homebuilders or land developers and development of their properties for reasonable periods after default until there can be orderly dispositions of the defaulting homebuilders or land developers or their properties, (w) acquiring as a passive investor without any involvement in operations or management, an interest of less than 10% in a publicly traded operating company which is engaged in one or more of the activities described in the first sentence of this Paragraph, (x) acquiring an entity or an interest in an entity which, at the time it is acquired by LPC or a subsidiary, is engaged in one or more of the activities described in the first sentence of this Paragraph as an incidental (but not as a principal) part of its activities, (y) acquiring commercial paper or other debt instruments of entities engaged in one or more of the businesses described in the first sentence of this Paragraph for investment, and without any intention of becoming involved in the operations or management of the issuer of the commercial paper or other debt instruments or (z) owning an interest in Lennar Land Partners.

     4.3 Activities of Lennar Land Partners. No action taken by Lennar Land Partners in accordance with the Partnership Agreement by which it is formed will be a breach of the obligations of either Lennar or LPC under this Article.

     4.4 Consents to Prohibited Activities. Either Lennar or LPC may consent to the other of them engaging, in a specific instance with regard to a specific property or other asset, in an activity which would otherwise be prohibited by the applicable one of Paragraph 4.1 or 4.2 if (i) the party engaging in the activity (the "Acting Party") has offered to sell that property or other asset to the other party (the "consenting party") for the lesser of the price paid by the Acting Party for the property or other asset or the fair market value of the property or other asset and (ii) the Board of Directors of the consenting party has, by resolution, (x) determined that the consenting party does not want to acquire the property or other asset for the price offered by the Acting Party,
(y) determined that the Acting Party's engaging in the activity with regard to the property or other asset will not materially adversely affect any activities in which the consenting party is engaged, and (z) approved the consenting party's consenting to the Acting Party's engaging in the activity with regard to the property or other asset.

     4.5 Curing Violations. If Lennar or LPC violates the applicable one of Paragraph 4.1 or 4.2 with regard to a specific property or asset, (i) the other of them may not institute any action or proceeding seeking injunctive relief, damages or any other type of relief because of the violation until at least 90 days after it has given notice of the violation to the violating party, and (ii) the violating party will be relieved of all liability with regard to the violation if the violating party either (x) discontinues the violation within the 90 day period, or (y) within the 90 day period offers to sell the property or other asset to the other party for the lesser of the amount the violating party paid for the property or other asset or the fair market value of the property or other asset and, if that offer is not accepted within 30 days after it is made, the violating party disposes of the property or other asset, or discontinues the violation, within 120 days after the end of the 30 day period.

                                   ARTICLE V

                           INTERCOMPANY INDEBTEDNESS

     5.1 Elimination of Intercompany Indebtedness. Effective at 11:59 P.M. on the day before the Distribution Date, all indebtedness of any of the Lennar Companies to any of the LPC Companies, and all indebtedness of any of the LPC Companies to any of the Lennar Companies, will be eliminated. This elimination
(a) will be effected by dividends to Lennar by all the Lennar Companies and all the LPC Companies of all the indebtedness to them which is to be eliminated and contributions of that indebtedness by Lennar to the capital of the respective Lennar Companies and LPC Companies which are the obligors with regard to that indebtedness, and (b) will be evidenced by a document executed by Lennar.

     5.2 Exchange of Releases. On the Distribution Date, (i) Lennar will deliver to LPC a document in which Lennar, for itself and each of its subsidiaries other than the LPC Companies, releases each of the LPC Companies from any and all liabilities or obligations which any of the LPC Companies has or may have on the Distribution Date, or ever had prior to the Distribution Date, to Lennar or any of its subsidiaries other than the LPC Companies, and any and all claims which Lennar or any of its subsidiaries other than the LPC Companies has or may have on the Distribution Date, or ever had prior to the Distribution Date, against any of the LPC Companies, arising out of obligations or occurrences which arose or occurred on or before the Distribution Date (other than obligations under this Agreement, the Assumption Agreement, under documents by which Lennar transfers stock of LPC Companies or assets to LPC or its subsidiaries prior to the Distribution or under any other documents described in this Agreement which are to be executed in connection with the Distribution), whether known or unknown and whether liquidated in amount or contingent, and
(ii) LPC will deliver to Lennar a document in which LPC, for itself and each of its subsidiaries, releases Lennar and each of its subsidiaries other than the LPC Companies from any and all liabilities or obligations which Lennar orany of its subsidiaries has or may have on the Distribution Date, or ever had prior to the Distribution Date, to any of the LPC Companies, and any and all claims which any of the LPC Companies has or may have on the Distribution Date, or ever had prior to the Distribution Date, against Lennar or any of its subsidiaries other than the LPC Companies, arising out of obligations or occurrences which arose or occurred on or before the Distribution Date (other than obligations under this Agreement, under the Assumption Agreement or under any other documents described in this Agreement which are to be executed in connection with the Distribution), whether known or unknown and whether liquidated in amount or contingent.

     5.3 Agreement not to Sue. (a) Lennar agrees that it will not bring, and it will take all steps necessary to prevent each of its subsidiaries from bringing, any claim, action or proceeding against any of the LPC Companies relating to any sum which is the subject of the release delivered by Lennar in accordance with Paragraph 5.2 or which subsequently becomes due because of anything which occurred on or before the Distribution Date (other than a sum which becomes due under or with regard to this Agreement or any other document executed in connection with the Distribution).

     (b) LPC agrees that it will not bring, and it will take all steps necessary to prevent each of its subsidiaries from bringing, any claim, action or proceeding against Lennar or any of its subsidiaries other than the LPC Companies relating to any sum which is the subject of the release delivered by LPC in accordance with Paragraph 5.2 or which subsequently becomes due because of anything which occurred on or before the Distribution Date (other than a sum which becomes due under or with regard to this Agreement or any other document executed in connection with the Distribution).

     5.4 No Representations Regarding Transferred Assets or Liabilities. LPC agrees and acknowledges on behalf of itself and each of the other LPC Companies that none of Lennar or any of its subsidiaries has in this Agreement, in any other agreement or instrument or otherwise, made or will make any representation or warranty whatsoever as to the assets, business or liabilities transferred or assumed as described in the preamble to this Agreement or as contemplated by this Agreement, or as to any consents or approvals required in connection with the consummation of those transfers, the Distribution or any other aspects of the transactions contemplated by this Agreement, it being agreed and understood that LPC and each of the other LPC Companies will receive all of its assets from Lennar or a subsidiary on an "as is, where is" basis and will bear the economic and legal risk that conveyance of such assets might prove to be insufficient or might subject LPC or other LPC Companies to liabilities, or that the title to any assets received from Lennar or a subsidiary (or owned by an LPC Company when it was transferred to LPC) was other than good and marketable and free from encumbrances (whether or not LPC knew this was the case).

                                   ARTICLE VI

                                INDEMNIFICATIONS

     6.1 Indemnification by Lennar. Lennar agrees to indemnify LPC and each of its subsidiaries and their respective successors and assigns and the officers and directors of each of them against, and to hold each of them harmless from, any liabilities, claims or expenses, including reasonable attorneys fees and expenses of investigation, (collectively, "Losses") relating to, arising out of or resulting from, (i) the Homebuilding Business, whether as a result of any condition which exists or is created, any event which occurred or occurs, or any action which was or is taken, whether before, on or after the Distribution Date,
(ii) any obligation of Lennar or any of its subsidiaries existing at the Effective Time of the Merger for borrowed money incurred before the Distribution Date which is not assumed by LPC in the Assumption Agreement, (iii) any registration statement, proxy statement, or any press release or other document issued by Lennar, relating to, or otherwise in connection with, the Merger, except with regard to Losses relating to information provided by LPC in writing for inclusion in the registration statement or proxy statement or (iv) any breach of any of the covenants of Lennar set forth in Paragraph 5.1.

     6.2 Indemnification by LPC. LPC agrees to indemnify Lennar and each of its subsidiaries (other than the LPC Companies), their respective successors and assigns, and the officers and directors of any of them against, and agrees to hold each of them harmless from, any Losses relating to, arising out of or resulting from (i) the Commercial Asset Management Business, whether as a result of any condition which exists or is created, any event which occurred or occurs, any action which was or is taken, or any obligation (including, but not limited to, obligations to employees) which was or is incurred, either before, on or after the Distribution Date, (ii) any of the obligations assumed by LPC or any LPC Company in the Assumption Agreement, (iii) the Distribution, (iv) the Form 10 Information Statement, (v) any press release or other document issued by LPC relating to, or otherwise in connection with, the Distribution, (vi) any liabilities or obligations, actual or contingent, of any nature whatsoever of Lennar or any of its past or current subsidiaries or affiliates existing or alleged to exist on or prior to the Distribution Date that did not arise exclusively or primarily in the conduct of the Homebuilding Business, except that the indemnification with regard to any Loss arising solely because of corporate financing by Lennar or other corporate activities by Lennar which do not specifically relate to any aspect of the operations of Lennar or its subsidiaries will be limited to 71.5% of the amount of the Loss, (vii) any liabilities or obligations actual or contingent, of any nature whatsoever of Lennar or any of its past or current subsidiaries or affiliates existing or alleged to exist on or prior to the Distribution Date arising out of or relating to any business or line of business which is or at any time was treated on the consolidated financial statements of Lennar and its subsidiaries as a discontinued operation or a discontinued line of business or any business or line of business (as those terms are used in accordance with GAAP) which was divested by Lennar or any of its current or former subsidiaries prior to the Distribution Date, or (viii) a breach of the covenants of LPC contained in Paragraph 5.1 or 6.7.

     6.3 Third Party Claims. If any claim is made against Lennar or any of its subsidiaries (other than a LPC Company), or any of their officers or directors, for which Lennar, the subsidiary or its officer or director intends to seek indemnification under Paragraph 6.2, or any claim is made against any of the LPC Companies, or any of their officers or directors, for which the LPC Company or its officer or director intends to seek indemnification under Paragraph 6.1, the corporation or individual which intends to seek indemnification (the "Indemnified Party") will promptly, and in any event within 10 days after it is notified of the claim, notify the one of Lennar or LPC from which indemnification will be sought (the "Indemnifying Party") of the claim. If the Indemnifying Party acknowledges that it will be liable to indemnify the Indemnified Party with regard to the claim, the Indemnifying Party will have the right to control the defense of the claim. Delay in notifying an Indemnifying Party of a claim will not affect the Indemnifying Party's obligation to indemnify with regard to the claim, except to the extent the delay in notifying the Indemnifying Party adversely effects the Indemnifying Party's ability to defend against or settle the claim. An Indemnified Party may participate in the defense of a claim against it with its own counsel, but at its own expense (including the costs of its counsel). Under no circumstances will a party be entitled to indemnification against the costs of settling a claim unless (i) the Indemnifying Party has approved the settlement of the claim, or (ii) the Indemnifying Party has denied it has an obligation to indemnify the party against which the claim was brought with regard to the subject matter of the claim, but it is ultimately determined that the Indemnifying Party did indeed have such an obligation.

     6.4 Insurance Coverage. In determining the amount which Lennar is required to pay to LPC under Paragraph 6.1, or which LPC is required to pay to Lennar under Paragraph 6.2, as a result of a Loss, the amount for which Lennar or a subsidiary, or LPC or a subsidiary, is entitled to be indemnified will be net of any insurance proceeds recovered or recoverable by the company being indemnified with respect to the Loss and net of any deductible amount under any policy under which the company being indemnified made a recovery with respect to the Loss, or would have made a recovery under the policies in effect with respect to the Loss if the Loss had exceeded the deductible amount.

     6.5  Contribution.  If the indemnity provided for in Paragraph 6.1 through
6.4 is not available in any instance for any reason, Lennar and LPC each will contribute on an equitable basis in respect of the Loss for which that indemnity is not available.

     6.6 LPC Indemnification for Distribution Tax Costs. (a) If, other than because of actions taken by Lennar after completion of the Merger, regardless of whether Lennar obtained the Ruling, it is ultimately determined that the Distribution did not qualify for Tax-Free Status, and as a result Lennar incurs any Spin-Off Tax Liabilities as a result of the Distribution, LPC will pay to Lennar an amount such that the amount received by Lennar, net of any taxes payable with the respect to the payments from LPC, is equal to the Tax Cost of the Distribution.

     (b) For purposes of this Paragraph 6.6, the following terms will have the meanings set forth below:

          "Tax Cost" means (i) the Aggregate Spin-off Tax Liabilities; (ii) all accounting, legal and other professional fees, and court costs incurred in connection with any settlement, final determination, judgement or other determination with respect to such Aggregate Spin-off Tax Liabilities, and
     (iii) all costs, expenses and damages associated with stockholder litigation or controversies, and any amount paid by Lennar or any of its subsidiaries in respect of the tax liability of shareholders, whether paid to shareholders or to the Internal Revenue Service or any other taxing authority payable by Lennar or any of its affiliates, in each case resulting from the absence of Tax-Free Status for the Distribution.

          "Taxing Jurisdiction" means the United States and every other government or governmental unit having jurisdiction to tax Lennar or LPC.

          "Spin-off Tax Liabilities," with respect to any Taxing Jurisdiction, means all taxes, interest and penalties actually paid to such Taxing Jurisdiction that would not have been paid if the Distribution qualified for Tax-Free Status.

          "Aggregate Spin-off Tax Liabilities" means the sum of the Spin-off Tax Liabilities with respect to each Taxing Jurisdiction.

          "Tax-Free Status" means the qualification of the Distribution (i) as a transaction described in Section 355 (a)(1) of the Code, (ii) as a transaction in which the stock which is distributed is qualified property for purposes of Section 355(c)(2) of the Code, and (iii) as a transaction in which Lennar recognizes no income or gain other than intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code.

     (c) Except as otherwise required by law, in filing its tax returns for the year in which the Distribution Date falls, Lennar will treat the Distribution as not resulting in recognition of gain to Lennar. If Lennar becomes aware during an examination of its Federal corporate income tax return, or any state income, franchise or similar tax return, for the taxable year in which the Distribution Date falls that the agent conducting the examination is seriously considering asserting that the Distribution did not qualify for Tax-Free Status and therefore (or for any other reason) Lennar and its subsidiaries may incur Spin-Off Tax Liabilities, Lennar will (i) promptly notify LPC of this fact, (ii) to the extent reasonably practicable, segregate the issue of whether the Distribution qualified for Tax-Free Status from other issues being examined,
(iii) permit LPC to control the tax examination in so far as it relates to that issue and any administrative or judicial appeals relating to the issue (including whether to settle the issue or to appeal from an adverse determination with regard to the issue) and (iv) cooperate with LPC in all reasonable respects in LPC's efforts to establish that the Distribution qualified for Tax-Free Status and because of that (or for any other reason) Lennar and its subsidiaries are not required to recognize income or gain because of the Distribution.

     6.7 Return of Homebuilding Assets. If after the Distribution Date it is determined that (i) at the Effective Time of the Merger the Lennar Companies do not have all the assets (other than cash) necessary for their conduct of the Homebuilding Business in a manner consistent with past practice, as it is currently being conducted at the Distribution Date and as Lennar contemplates it will be conducted after the Distribution Date (except to the extent the Homebuilding Business will in the future include the operations of Pacific Greystone), and (ii) some of the assets necessary for the Lennar Companies' conduct of the Homebuilding Business in that manner were transferred to or otherwise held by LPC Companies on or prior to the Distribution Date, the LPC Companies to which the assets were transferred or which hold the assets will transfer them to Lennar without consideration.

                                  ARTICLE VII

                         TRANSACTIONS BETWEEN COMPANIES

     7.1 Terms of Transactions Between Companies. All transactions between Lennar or any other of the Lennar Companies and LPC or any other of the LPC Companies after the Distribution Date will be on the following terms:

          (a) Any transactions or relationships which are the subject of a Shared Facilities Agreement executed by Lennar and LPC will be on the terms provided in the Shared Facilities Agreement.

          (b) Any transactions or arrangements (including any loan transactions) entered into after the Distribution Date between any of the Lennar Companies and any of the LPC Companies will be on substantially the same terms as those which would prevail in a transaction between unaffiliated persons. If a transaction takes place under an agreement which, at the time it was executed, was on terms which would have prevailed in an agreement between unrelated persons, the transaction will be deemed to be on terms which would have prevailed in transactions between unrelated persons even if at the time the transaction takes place, the terms in the agreement are not the same as those which would have prevailed in a separate transaction agreed to at the time of the transaction.

          (c) If the Distribution Date is before the Merger Date under the Merger Agreement (or such earlier date as the Merger Agreement terminates), none of the Lennar Companies will engage in any transactions with any of the LPC Companies between the Distribution Date and the Merger Date (or the earlier termination of the Merger Agreement) without the prior consent of Pacific Greystone Corporation, which will not be unreasonably withheld or delayed.

     7.2 Approval of Transactions Between Companies. (a) No Lennar Company may enter into any transaction or related series of transactions with one or more LPC Companies which will involve a payment or loan to or from the LPC Company or Companies of more than $5 million in the aggregate unless Lennar or another Lennar Company receives a certified copy of a resolution of the Board of Directors of LPC in which that Board of Directors determines that the transaction or loan meets the requirements of Paragraph 7.1.

     (b) No LPC Company may enter into any transaction or related series of related transactions with one or more Lennar Companies which will involve a payment or loan to or from the Lennar Company or Companies of more than $5 million in the aggregate unless LPC or another LPC Company receives a certified copy of a resolution of the Board of Directors of Lennar in which that Board of Directors determines that the transaction or loan meets the requirements of Paragraph 7.1.

     7.3 Transactions with Land Partnership. A transaction between a Lennar Company or a LPC Company and Lennar Land Partners will not be deemed to be a transaction between a Lennar Company and a LPC Company, and therefore will not be subject to Paragraph 7.1 or Paragraph 7.2.

                                  ARTICLE VIII

                                  TAX SHARING

     8.1 Preparation of Tax Returns; Responsibilities for Taxes. (a) Lennar will be responsible for the preparation of all consolidated combined or unitary Tax Returns ("Consolidated Tax Returns"), and other Tax Returns relating to Federal, state and other corporate income taxes and other Income Taxes ("Income Taxes") which include the income of Lennar and/or any of its subsidiaries (other than the LPC Companies) or the assets or income of the Homebuilding Businesses, with regard to all periods ending on or before the Distribution Date ("Pre-Closing Periods") and for the payment of all Taxes shown on those Tax Returns to be due. LPC and its subsidiaries will be responsible for filing all other Tax Returns relating to them or their assets or the Commercial Asset Management business which are required to be filed after the Distribution Date and for the payment of all Taxes shown on those Tax Returns to be due. "Tax Return" means any return, filing, questionnaire or other document required to be filed, including requests for extensions of time, filings made with estimated tax payments, claims for refund and amended returns that may be filed, for any period with any taxing authority (whether domestic or foreign) in connection with any Tax or Taxes (whether or not a payment is required to be made with respect to such filing). "Taxes" means all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, federation or other body, and without limiting the generality of the foregoing, shall include income, sales, use, ad valorem, gross receipts, value added, franchise, transfer, recording, withholding, payroll, employment, excise, occupation, premium and property taxes, together with any related interest, penalties and additions to any such tax, or additional amounts imposed by any taxing authority (domestic or foreign) upon Lennar, the LPC Companies or any of their respective subsidiaries, divisions, assets or branches.

     (b) LPC hereby assumes and agrees to pay to Lennar on or prior to the due date for each payment due following the Distribution Date its share of the "Pre-Distribution Tax Liability" for any Pre-Closing Period beginning on or after the December 1, 1996 for which Tax Returns have not yet been filed. LPC's share of the "Pre-Distribution Tax Liability" for each Pre-Closing Period shall be the sum of

          (i) that portion of the total tax liability shown on each of Lennar's Income Tax Returns (including estimated payment Tax Returns) for such Pre-Closing Period, as filed (each, a "Company Pre-Distribution Return"), as would be allocated to the LPC Companies on a net basis (taking into account any Tax Benefits of any LPC Companies) under the basic method under Treas. Reg. sec.1.1552-1(a)(2) if: (p) Lennar and LPC were separately incorporated members of the same consolidated group for such Pre-Closing Period; (q) Lennar owned and operated the Homebuilding Business during such Pre-Closing Period; ;and (r) LPC owned and operated the Commercial Assets Management Business during such Pre-Closing Period;

          (ii) reduced by the sum of (x) all amounts paid by LPC after the Distribution Date with respect to such Pre-Closing Tax Liability, and (y) an amount equal to LPC's share of all estimated Income Tax payments remitted on LPC's behalf to the relevant taxing authority on or prior to the Distribution Date with respect to such Pre-Closing Period. LPC's share of all estimated income tax payments remitted by Lennar to the taxing authority on or prior to the Distribution Date with respect to such Pre-Closing Period shall be equal to such percentage of such payments as the LPC Companies' net income (taking into account any Tax benefits) bears to Lennar's overall consolidated net income. If the calculations made herein indicate that LPC has either overpaid or underpaid its share of any such Pre-Distribution Tax Liability, then at the time that the relevant Company Pre-Distribution Return is filed, Lennar shall pay LPC the amount of any such overpayment or LPC shall pay Lennar the amount of any such underpayment, the amount of such overpayment or underpayment, as the case may be, to be equal to the difference between the amounts calculated pursuant to paragraphs (i) and (ii) of this subparagraph. All calculations and determinations required to be made pursuant to this subparagraph shall be made in good faith by LPC and shall be subject to Lennar's approval, which approval shall not be withheld unless Lennar in good faith reasonably disputes any such calculation or determination, in which case any payments shall nevertheless be made in accordance with LPC's calculations and determinations, subject to subsequent adjustment in accordance with the provisions of subparagraph (f) below.

     (c) Whenever a party hereto (hereinafter an "Indemnitee") is notified in writing by any taxing authority of the existence of an issue which could increase the liability for any Tax of the other party hereto or any affiliate (hereinafter an "Indemnity Issue"), the Indemnitee shall promptly give notice to such other party (hereinafter an "Indemnitor") of such Indemnity Issue. The Indemnitor and its representatives, at the Indemnitor's expense, shall be entitled to participate (i) in all conferences, meetings or proceedings with any taxing authority, the subject matter of which is or includes an Indemnity Issue and (ii) in all appearances before any court, the subject matter of which is or includes an Indemnity Issue, the Responsible Party (as defined below) for any Tax Return with respect to which there is an increase or decrease in liability for any Tax or with respect to which a payment is required hereunder shall have the right to decide as between the parties hereto how such matter is to be dealt with and finally resolved with the appropriate taxing authority and shall control all audits and similar proceedings. The Responsible Party agrees to cooperate in the settlement of any Indemnity Issue with the other party and to take such other party's interests into account. If the Indemnitor is not the Responsible Party, such cooperation may include permitting the Indemnitor, at the Indemnitor's sole expense, to litigate or otherwise resolve any Indemnity Issue. Notwithstanding the foregoing, if the Responsible Party is not the Indemnitor, the Responsible Party shall not enter into a final settlement with the relevant taxing authority with respect to any matter involving an Indemnity Issue without first presenting the proposed settlement to the Indemnitor, who shall provide the Responsible Party with written consent to such settlement within ten days of receipt (which consent may not unreasonably be withheld), whereupon (or if the Indemnitor fails to respond to such settlement in writing within such ten day period) the Responsible Party may enter into such settlement with the relevant taxing authority; provided, however, that the Indemnitor may withhold its consent to the proposed settlement by notifying the Responsible Party in writing within such ten day period that the Indemnitor does not consent to the proposed settlement. If the Indemnitor provides the Responsible Party with written notification withholding consent in accordance with the immediately preceding sentence, then:

     (1) The Indemnitor shall fully indemnify and hold harmless the Responsible Party from and against any and all liabilities for Taxes and other costs and expenses (including, without limitation, reasonable attorneys' and accountants' fees) over and above the payments that the Responsible Party would have been liable for if the Responsible Party had entered into the proposed settlement; and

     (2) The Responsible Party shall, in its sole discretion:

          (a) enter into a closing agreement or other final resolution with respect to such matter with the relevant taxing authority with respect to all issues other than Indemnity Issues and shall allow the Indemnitor to continue to defend the Indemnity Issues in proceedings with the relevant taxing authority; or

          (b) settle all issues with respect to such matter with the relevant taxing authority and/or pay any additional liability for Taxes as provided for in such settlement, provided that such settlement shall permit the Indemnitor to file a claim for refund with respect to any Indemnity Issues; or

          (c) pay to the Indemnitor any additional liability for Taxes as provided for in such settlement to the extent that such liability relates to issues other than Indemnity Issues, whereupon the Indemnitor shall assume control over and responsibility for any proceeding related to such matter and shall be fully liable for and shall fully indemnify and hold the Responsible Party harmless from and against any and all liability for Taxes with respect to such matter.

For purposes of this Agreement, "Responsible Party" shall mean (x) with respect to a Tax Return that relates solely to the operations of the Homebuilding Business, Lennar, and (y) with respect to a Tax Return that relates solely to the operations of the Commercial Asset Management Business, LPC. With respect to all Tax Returns other than those described in clauses (x) and (y), above, Lennar and LPC shall attempt to separate the Indemnity Issues in controversy with respect to such Tax Return into Indemnity Issues for which Lennar shall be the Responsible Party and Indemnity Issues for which LPC shall be the Responsible Party. If Lennar and LPC do not succeed in separating such Indemnity Issues, Lennar and LPC shall jointly act as Responsible Party with respect to such Tax Returns. Neither Lennar nor LPC shall take any action with respect to such Tax Return without the other's written consent, which consent shall not be unreasonably withheld, and Lennar and LPC shall agree as to any settlement or compromise of Indemnity Issues on such Tax Return. If Lennar and LPC cannot agree as to any action to be taken with respect to any Indemnity Issue on such Tax Return, the parties shall take such action as shall be determined pursuant to subparagraph (f) with respect to such Indemnity Issue. Notwithstanding the foregoing, if the settlement of any Indemnity Issue would materially increase the other party's liability for Taxes, the Responsible Party shall not enter into a final settlement without the consent of the other party, which consent shall not be unreasonably withheld. The right to participate referred to in this subsection shall include the submission and content of documentation, protests, memoranda of fact and law and briefs, the conduct of oral arguments or presentations, the selection of witnesses and the negotiation of stipulations of fact.

          (d) (x) if as a result of any audit, amendment or other change in a Tax Return with respect to any period ending on or before the Distribution Date, any Tax Benefit or Tax Detriment is changed (a "Change"), then:

             (i) If in connection with any such Change, the amount of the Tax Detriments generated by or attributable to the Commercial Assets Management Business with respect to the taxable period to which such return relates ("LPC Business Tax Detriments") exceeds the amount of Tax Benefits generated by or attributable to the Commercial Assets Management Business with respect to such taxable period ("LPC Business Tax Benefits"), LPC hereby assumes and agrees to pay to Lennar an amount equal to the product of (x) the amount by which LPC Business Tax Detriments exceed LPC Business Tax Benefits and (y) the actual marginal Tax rate applicable with respect to the relevant Tax Return, with appropriate adjustment to account for Tax credits generated by or attributable to LPC Businesses included in such calculation and an amount equal to all interest payable with respect thereto, which interest shall be calculated at the rate the taxing jurisdiction imposes upon tax deficiencies (the "Deficiency Rate") for the relevant periods.

             (ii) If in connection with any such Change, the LPC Business Tax Benefits exceed the LPC Business Tax Detriments, Lennar shall pay or cause to be paid to LPC the product of (x) the amount by which LPC Business Tax Benefits exceed LPC Business Tax Detriments and (y) the actual marginal Tax rate applicable with respect to the relevant Tax Return, with appropriate adjustment to account for Tax credits generated by or attributable to LPC Businesses included in such calculation plus a payment equal to any interest received by Lennar, with respect to such amount.

          (y) Lennar will pay and be responsible for, or benefit from,a s the case may be, any Tax Benefits or Tax Detriments arising as a result of any changes to Tax Items generated by or attributable to the Homebuilding Businesses. Any Tax Benefits or Tax Detriments arising with respect to items of Lennar

     Land Partners will be allocated between Lennar and LPC in accordance with the Partnership Agreement by which Lennar Land Partners is formed.

          (z) "Tax Benefit" means any item of loss, deduction or credit or any other Tax Item which decreases Taxes paid or payable. "Tax Detriment" means any item of income, gain or recapture of credit or any other Tax Item which increases Taxes paid or payable. "Tax Item" means any item of income, gain, loss, deduction, credit or recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Code Section 481 resulting from a change in accounting method.

          (e) Each of the Lennar Companies and each of the LPC Companies will be responsible for the conduct after the Distribution Date of all examinations of separate tax returns filed by it, whether before or after the Distribution Date, and will pay all additional Taxes, interest and penalties, and will be entitled to all refunds, with regard to Taxes to which to those returns relate.

          (f) Any disputes between the parties relating to this Paragraph 8.1 that cannot be resolved by good faith effort by the parties shall be resolved by a "Big Six" public accounting firm or a law firm satisfactory to LPC and Lennar, whose determination shall be final and binding on all parties and whose fees and expenses shall be shared by LPC and Lennar in accordance with the final allocation of the Tax liability in dispute.

          (g) Unless it is apparent that Taxes are required to be paid at a different rate, it will be assumed that all Taxes are payable, or were paid, in the case of Income Taxes, at the highest applicable marginal rate, and in the case of other Taxes, at the highest applicable rate.

     8.2 Cooperation Regarding Taxes. Lennar and LPC each will, and will cause its subsidiaries and their respective personnel to, cooperate fully with the other of them in connection with the preparation of tax returns and in connection with any examinations of any tax returns filed by either of them or any of their subsidiaries.

                                   ARTICLE IX

                             ACCESS TO INFORMATION

     9.1 Access to Lennar Information. Lennar will give LPC and its representatives access after the Distribution Date during normal business hours to the books and records of Lennar relating to the conduct of the Commercial Asset Management Business before the Distribution Date, and to personnel of Lennar who are knowledgeable about those books and records or otherwise are knowledgeable about the conduct of the Commercial Asset Management Business before the Distribution Date, in order to permit LPC to prepare financial statements and tax returns, in connection with audits of tax returns and for all other purposes related to the business or activities of LPC and its subsidiaries.

     9.2 Access to LPC Information. LPC will give Lennar and its representatives access after the Distribution Date during normal business hours to the books and records of LPC and to personnel of LPC who are knowledgeable about those books and records or otherwise are knowledgeable about the conduct of the Commercial Asset Management Business before the Distribution Date, in order to permit Lennar to prepare financial statements and tax returns, in connection with audits of tax returns, and for all other purposes related to the business or activities of Lennar and its subsidiaries.

                                   ARTICLE X

                                LENNAR NET WORTH

     10.1 Assurance of Minimum Net Worth. If within 30 days after the Effective Time Balance Sheet described in Section 5.7 of the Merger Agreement becomes final, the surviving corporation under the Merger Agreement (the "Surviving Corporation"), as successor to Lennar delivers to LPC a notice (a "Notice of

Deficiency") stating that the Lennar Net Worth reflected on the final Effective Time Balance Sheet was less than the Minimum Lennar Net Worth (as defined in the Merger Agreement) and setting forth the amount of such difference (the "Net Worth Deficiency"), accompanied by a copy of the final Effective Time Balance Sheet, within 10 days after LPC receives the Notice of Deficiency, LPC will pay the Surviving Corporation (as successor to Lennar), as an adjustment of the equity contributed by Lennar to LPC, a sum such that the amount received by the Surviving Corporation, net of any taxes payable by the Surviving Corporation with respect to such payment from LPC, is equal to the Net Worth Deficiency plus interest on the Net Worth Deficiency at the rate of 10% per annum from the Effective Time to the date of payment. LPC will have no right to dispute the final Effective Time Balance Sheet or the Net Worth Deficiency stated in the Notice of Deficiency if the Minimum Lennar Net Worth is determined pursuant to the Merger Agreement.

     10.2 Contribution of Excess Net Worth. If within 30 days after the Effective Time Balance Sheet becomes final, LPC delivers to the Surviving Corporation a notice (a "Notice of Excess") stating that the Lennar Net Worth reflected on the final Effective Time Balance Sheet was more than the Minimum Lennar Net Worth and setting forth the amount of such excess (the "Net Worth Excess"), accompanied by a copy of the final Effective Time Balance Sheet, within 10 days after the Surviving Corporation receives the Notice of Excess, the Surviving Corporation (as successor to Lennar) will pay LPC, as an adjustment of the equity contributed by Lennar to LPC, a sum equal to the Net Worth Excess plus interest on the Net Worth Excess at the rate of 10% per annum from the Effective Time to the date of payment. Lennar will have no right to dispute the final Effective Time Balance Sheet or the Net Worth Excess stated in the Notice of Excess if the Minimum Lennar Net Worth is determined pursuant to the Merger Agreement.

                                   ARTICLE XI

                               FURTHER ASSURANCES

     11.1 Transfer Documents. Lennar and LPC each will execute, and each will cause its subsidiaries to execute, any documents (which, at the request of Pacific Greystone Corporation, will be in form and substance satisfactory to Pacific Greystone Corporation) which may reasonably be requested by the other of them in order to perfect the transfer of the Commercial Asset Management Business to LPC and its subsidiaries and to perfect transfers prior to the Distribution Date of assets used in the Homebuilding Business from subsidiaries of LPC to Lennar or its subsidiaries which are engaged in the Homebuilding Business.

     11.2 Additional Agreements. To the extent either Lennar or LPC deems it necessary or helpful, Lennar and LPC will agree upon and execute prior to the Distribution Date (i) an Employee Matters Agreement, relating to benefits after the Distribution Date of employees of Lennar and its subsidiaries who become employees of LPC Companies and other matters relating to those employees, (ii) a Shared Facilities Agreement, relating to the provision of administrative services and access to computer or other facilities by Lennar Companies to LPC Companies or by LPC Companies to Lennar Companies, and payment for those services and facilities, and (iii) a Tax Sharing Agreement setting forth in greater detail the tax sharing arrangement described in Paragraph 8.1.

                                  ARTICLE XII

                                    GENERAL

     12.1 Expenses. Lennar and LPC each will pay 50% of the expenses (including but not limited to transfer taxes) in connection with the transactions which are the subject of this Agreement, including legal fees.

     12.2 Press Releases. Lennar and LPC will consult with each other before issuing at any time after Distribution Date any press releases, or otherwise making any public statements after the Distribution Date, with respect to this Agreement or the transactions which are the subject of it, except that nothing in this

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

Paragraph will prevent either Lennar or LPC from making any statement when or as required by law or by the rules of any securities exchange on which its securities are listed.

     12.3 Entire Agreement. This Agreement and the documents required to be delivered in accordance with this Agreement contain the entire agreement between Lennar and LPC relating to the transactions which are the subject of this Agreement and those other documents, all prior negotiations, understandings and agreements between Lennar and LPC regarding those transactions are superseded by this Agreement and those other documents, and there are no representations, warranties, understandings or agreements concerning the transactions which are the subject of this Agreement or those other documents other than those expressly set forth in this Agreement or those other documents. Without limiting the foregoing, all agreements between any of the Lennar Companies, on the one hand, and any of the LPC Companies, on the other hand, will terminate, except to the extent this Agreement, the Merger Agreement or the Partnership Agreement relating to Lennar Land Partners contemplates that particular agreements will be in effect after the Distribution Date.

     12.4 Survival of Agreement. This Agreement and the obligations of the parties under it will survive the Distribution and the Merger. Upon consummation of the Merger, all the rights and obligations of Lennar under this Agreement will become rights and obligations of the Surviving Corporation.

     12.5 Captions. The captions of the Articles and Paragraphs of this Agreement are for reference only, and do not affect the meaning or interpretation of this Agreement.

     12.6 Prohibition Against Assignment. Neither this Agreement nor any right of any party under it may be assigned by operation of law or otherwise.

     12.7 Modification or Amendment. Subject to the provisions of applicable law, Lennar and LPC may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.

     12.8 No Third Party Beneficiaries. This Agreement is not intended to confer upon any person or entity other than Lennar and LPC any rights or remedies hereunder, except to the extent there are indemnification obligations which state they are for the benefit of other persons.

     12.9 Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and will be deemed given when delivered in person or sent by facsimile (with proof of receipt at the number to which it is required to be sent), or on the third business day after the day on which mailed by First Class Mail from within the United States of America, to Lennar or LPC, as the case may be, at its principal office or at the general facsimile number at that principal office, to the attention of its Chief Financial Officer.

     12.10 Governing Law. This Agreement will be governed by, and construed under, the laws of the State of Delaware applicable to agreements made and to be performed in that state.

     12.11 Counterparts. This Agreement may be executed in two or more counterparts, some of which may bear the signatures of only some of the parties to this Agreement. Each of those counterparts will be deemed an original copy of this Agreement, but all of them together will be one and the same Agreement.

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

     IN WITNESS WHEREOF, Lennar and LPC have executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

                                          LENNAR CORPORATION

                                          By: /s/ LEONARD MILLER
                                            ------------------------------------
                                            Title: President

                                          LPC, INC.

                                          By: /s/ STUART A. MILLER
                                            ------------------------------------
                                            Title: President

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

                                                                        ANNEX IV

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this tide is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation. If the petition shall be filed by the Surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein

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

stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal of an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 262, L. '94, eff. 7-1-94.)

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